SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2023 and 2022

Table of Contents - 2023 Financial Statements
Independent Auditor’s Report on the Financial Statements		F-3
Management Report		F-10
Statements of Financial Position		F-44
Income Statements		F-46
Statements of Comprehensive Income		F-47
Statements of Changes in Equity		F-48
Statements of Cash Flows		F-49
Value Added Statements		F-51
Notes to the Financial Statements		F-52
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Financial investments
9.	Restricted cash
10.	Trade receivables
11.	Related-party balances and transactions
12.	Investments
13.	Investment properties
14.	Contract asset
15.	Intangible assets
16.	Property, plant, and equipment
17.	Borrowings and financing
18.	Taxes and contributions
19.	Deferred taxes and contributions
20.	Provisions
21.	Labor and pension plan obligations
22.	Pension plan obligations
23.	Services payable
24.	Equity
25.	Earnings per share
26.	Business segment information
27.	Insurance
28.	Operating income
29.	Operating costs and expenses
30.	Financial income and expenses
31.	Other operating income (expenses), net
32.	Commitments
33.	Supplemental cash flow information
34.	Events after the reporting period
Executive Officers’ Statement		F-167
Fiscal Council’s Report		F-169
Summarized Annual Report of the Audit Committee		F-170

Tel.: + 55 11 3848 5880 Fax: + 55 11 3045 7363 www.bdo.com.br	Rua Major Quedinho, 90 Consolação – São Paulo, SP Brasil 01050-030

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the

Shareholders and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (“Company”), identified as parent company and consolidated, respectively, which comprise the statement of financial position as at December 31, 2023, and the respective statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the corresponding notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the Company’s individual and consolidated financial position as at December 31, 2023, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements” section of our report. We are independent of the Company and its controlled company in accordance with the relevant ethical principles established in the Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Council of Accounting (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon and, accordingly, we do not provide a separate opinion on them.

BDO RCS Auditores Independentes SS Ltda. is a Brazilian limited liability company, member of BDO International Limited, a UK company limited by guarantee, and is part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of BDO Member Firms.

F-3

Concessions infrastructure for sanitation services (intangible assets and contract assets)

As disclosed in Notes 3.8, 3.10 (a), 14 and 15, the Company has contract assets and intangible assets of R$ 7,393,096 thousand and R$ 43,865,67 thousand, respectively, as at December 31, 2023.

Contract assets (construction work in progress) represent the right to receive consideration for assets or services transferred to customers. The assets linked to concessions under construction, recorded as per ICPC 01 (R1)/ IFRIC 12 – Service Concession Arrangements, are classified as contract assets while under construction and then transferred to intangible assets after conclusion of the construction work.

The intangible assets are recorded as a result of the concession contracts and their main costs are transferred from contract assets. The intangible assets begin to be amortized when they become available for use, at their location, and in the necessary conditions, as from when the asset operation begins. The amortization reflects the period during which the Company expects to consume the economic benefits arising from the asset, whether corresponding to the concession term or the asset’s useful life. The intangible asset amortization ceases when the asset is fully consumed or written-off, whichever occurs first, or when there is indication of impairment.

We considered the specificities of the process of capitalization of construction costs, the subsequent assessment of infrastructure spendings, the assessment of impairment indication, the materiality of pertaining amounts and their relation in determining construction revenue, to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Meetings with Management to understand the policies and procedures adopted to the record of assets arising from public concessions contracts referring to basic and environmental sanitation services, in addition to their classification as asset for capitalization;
▪	Visit to certain construction sites to perform physical inspection, specific questionings and tests on documentation of ongoing construction work on a sample basis;
▪	Tests on documents for a sample of transfers of contract assets (construction in progress) to intangible assets account.
▪	Assessment of changes and accounting classification between concession contract assets and intangible assets;
▪	Review of accounting policies established and disclosed by the Company and the corresponding accounting standards;
▪	Performance of substantive analytical procedures on amortization calculations;
▪	Evaluation of the Company’s assessment of impairment indication.

Based on the audit procedures performed and results obtained, we have considered the accounting policies and other assessments adopted by Management, in relation to the concession infrastructure for sanitation services (intangible assets and contract assets) and the respective disclosures in the context of the financial statements, taken as a whole, to be appropriate.

F-4

Material acquired and recorded under contract assets

As disclosed in Notes 3.8 and 14, the Company has contract assets totaling R$ 7,393,096 thousand, as at December 31, 2023. The contract assets (construction work in progress) represent the right to receive consideration for assets or services transferred to customers. The assets linked to concessions under construction, recorded as per ICPC 01 (R1)/ IFRIC 12 – Service Concession Arrangements, are classified as contract assets while under construction and then transferred to intangible assets after conclusion of the construction work. Contract assets include several items acquired and not yet applied to the construction in progress.

A portion of the material acquired, and not yet applied, was not counted for in 2023. Considering the size of contract assets and the risk associated to the physical existence of these items, we have considered this to be a key audit matter.

Audit response

Our audit procedures included, among others:

▪	Meeting with those in charge of the operating areas projects, to understand the type and magnitude of contract assets;
▪	Meeting with Management to understand the responses to the risks associated to the physical existence of unapplied assets.
▪	Review of “inventory” bases of contract assets, aiming for the evidence of reconciliation and control;
▪	Understanding the physical counting of materials performed by Management in the period following December 31, 2023;
▪	Performance of an independent counting of specific items.

As a result of the procedures performed, we found accounting records were overstated and the Company recorded a provision against income in the year 2023.

The deficiencies in the design of internal control for acquired material not yet applied resulted in the forementioned difference. As a result, we have changed our evaluation related to the nature and timing of our procedure and have extended our originally planned substantive procedures.

We have considered the accounting policies and other Management evaluations on materials acquired and recorded in contract assets and disclosed in the context of the financial statements, taken as a whole, to be appropriate, and we have considered the deficiencies found related to this matter to be significant.

F-5

Public Private Partnerships (PPP) - São Lourenço

As disclosed in Note 15 (d) to the individual and consolidated financial statements, the Company has transactions related to PPPs entered into based on Law No. 11.079/2004. As at December 31, 2023, PPPs liabilities totaled R$ 3,286,614 thousand, of which R$ 3,233,852 thousand refers to PPP “Sistema Produtor São Lourenço (“PPP – São Lourenço”) and R$ 52,762 thousand to PPP “Alto Tietê”. As for PPP - São Lourenço, the referenced agreement had the following objectives: (i) the construction of a water supply system, mainly comprised by a water main connecting the municipality of Ibiúna to Barueri and of a water collecting station in Ibiúna, a water treatment station in Vargem Grande Paulista and water tanks; and (ii) a 25-year term rendering of services of operation of the systems for dehydration, drying and final disposal of sludge, maintenance and construction work of the Venture “Sistema Produtor São Lourenço”. Construction work began in April 2014 and PPP - São Lourenço began operating in full on July 10, 2018. Intangible assets were recorded during the construction work and payments to PPP - São Lourenço began in August 2018, in fixed monthly installments adjusted by the Consumer Price Index (IPC) as contractually agreed, and it will endure until April 2039. Interest is accounted for throughout the contract, according to an Internal Return Rate (TIR), plus IPC.

Considering that any significant change to the agreement’s adjustment indexes and in the calculation methodology (which is calculated in an Excel spreadsheet based on manual inputs and extending until 2039) may result in significant impacts on PPP – São Lourenço’s financial liability measurement, we consider this to be a key audit matter.
Audit response

Our audit procedures included, among others:

▪	Reading and reviewing of PPP – São Lourenço agreement;
▪	Review of the Company’s calculations since agreement became effective;
▪	Reconciliation of the agreement amounts with the Company’s calculation sheet;
▪	Recalculation of the debt at the effective interest rate;
▪	Meetings with the Company’s Management to validate the effect of the calculation of differences in relation to the comparative statement of financial position (corresponding amounts).
▪	Review of the final calculation spreadsheet to validate the used methodology and verify the adjustments found to perform corrections to liabilities at the end of the year ended December 31, 2023;
▪	Analysis of the sufficiency of disclosures made.

As a result of the procedures performed, we identified the need to increase the liability of PPP – São Lourenço as at December 31, 2023, as result of the review of the recalculation from previous years, which was recorded by the Company as an offsetting entry to income for the year for 2023.

The deficiencies in the design of internal control for the measurement of the liability of PPP – São Lourenço resulted in the forementioned adjustment to liabilities, changing our evaluation related to the nature and timing of our procedures, as well as extending our originally planned substantive procedures.

We consider the assumptions and calculations prepared by the Company, Management’s judgement on PPP - São Lourenço liabilities and the disclosures in the context of the financial statements take as a whole, to be appropriate, and we have considered the deficiencies found related to this matter to be significant.

F-6

Other matters

Audit of prior period

The financial statements of the Company for the year ended December 31, 2022, were audited by other independent auditor, whose report thereon, dated March 23, 2023, was unmodified.

Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2023, prepared under the responsibility of the Company’s Management and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed for the audit of the Company’s financial statements. In order to form an opinion, we have checked whether these statements are reconciled with the financial statements and accounting records as applicable, and whether its form and contents meet the criteria established in Technical Pronouncement CPC NBC TG 09 - Statement of Value Added. In our opinion, the statements of value added were properly prepared, in all material respects, in accordance with the criteria established in that Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report

The Company’s Management is responsible for the other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Brazilian accounting practices and the IFRS issued by IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its controlled company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its controlled company’s financial reporting process.

F-7

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing (ISA) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the referenced financial statements.

As part of an audit in accordance with Brazilian standards and ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▪	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls;
▪	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its controlled company’s internal controls;
▪	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and disclosures made by Management;
▪	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its controlled company’s ability to continue as a going concern. If we conclude that material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its controlled company to cease to continue as a going concern;
▪	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
▪	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

F-8

From the matters communicated to those charged with governance, we determine those that were of most significance for the audit of the financial statements for the current year and which are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 21, 2024.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Dário Vieira De Lima
Accountant CRC 1 SP 238754/O-6

F-9

2023 MANAGEMENT REPORT

F-10

MESSAGE FROM THE CEO

50 years of lives!

2023 was a year of transformation and the creation of new opportunities for all of us.

We celebrated half a century of existence, commemorating past achievements and the prospect of an even more promising future. A future where people and the environment are consolidated at the heart of our strategy, with the universalization of sanitation as a tool to achieve this goal.

Throughout these 50 years, numerous challenges and achievements have led us to become one of the largest sanitation companies in the world, a reference in innovative solutions, and a leader in investment rankings in Brazil. In this period, many things evolved, including ourselves, always connecting with people and reinforcing our commitment to life in all its forms.

In this journey of transformation, our corporate structure has become more modern, agile, and participatory. As a result, we have gained competitiveness and efficiency.

The restructuring brought greater rationality in resource allocation, team integration, process revision, and a vision that we are all part of One Unified Sabesp, an innovative company that uses all means to provide the best service to its customers.

In the context of this new environment, we launched a new visual identity that explores watercolor by mixing colors and liquids that represent sustainability and balance with nature, and also symbolize Sabesp's commitment to innovation, transparency, and efficiency. These light and varied elements were added to the Company’s traditional symbol of ancient amphora, designed in 1973.

A good example of what awaits us with these changes was the award received in a bidding process to operate basic sanitation services in the city of Olímpia (SP), an important milestone in 2023. For the first time, a state-owned company in the sector won a bidding process in Brazil, competing with eight other private bidders.

This victory signals our potential to grow, expand our operations, and broaden the scope of business with environmental solutions, bringing all the concepts of circular economy (biogas and fertilizer production from sewage treatment, water for industrial reuse, and energy efficiency enhancement), contributing to environmental preservation and a more inclusive and fair society.

In addition to the review of existing structures (Operation; Financial and IR; and People and Management), it is worth highlighting the new Offices (Engineering and Innovation; Customers; and Regulation and New Business) aimed at scaling up and enhancing efficiency in our main value drivers. Additionally, we have also created the Superintendence of Sustainability and Corporate Governance and the Superintendence of Digital Transformation, which report directly to me and mirror our commitment to sustainability, operational efficiency, innovation, and technology. Of the seven Offices, three are led by women in addition to the Company's Board of Directors, which is also chaired by a woman.

This Report features the essence of these changes, definitively integrating the ESG agenda as a strategic part of our business.

F-11

The expansion process includes involvement in important global agendas. Accordingly, we participated in various local and international forums for sharing experiences, featuring the three panels during the 28th Conference of the Parties (COP28) in Dubai, United Arab Emirates, which confirms the value of our expertise in basic sanitation.

The numbers ratify this value. Our current sanitation rates are among the best in Brazil. We have 98% water supply coverage, 93% sewage collection coverage, and 85% of households connected to sewage treatment. And these percentages will increase. Not only the amount invested in 2023 represented a historical record for the Company, about 85% of the water and sewage Capex for the years 2024 and 2025 is already tendered or has already been contracted.

For the 2024 to 2028 period, our current Multi-Year Investment Plan (disclosed in December) provides for investments of R$ 33.91 billion in system expansion and R$ 11.27 billion in works for improvement, efficiency, and asset renewal.

The IntegraTietê Program, launched in 2023, includes various short-, medium-, and long-term measures to address some of the most vulnerable points of the Tietê River, the largest in the State.

It was a challenging and very productive year and we still have a lot to do. Our numbers are the result of hard work and focus. In addition to the aforementioned record investment, it is worth noticing the conclusion of the Extraordinary Tariff Review, which adjusted distortions in our revenue from previous years, and the financing with sustainability indicators contracted with the IFC (in which the cost of financing is reduced as the Company achieves certain sustainability commitments).

I thank all our employees for their cooperation and aptitude for facing new challenges. I also thank our suppliers, customers, advisors, and shareholders for their support in this transformation process.

André Salcedo

CEO

F-12

MACROECONOMIC AND SECTOR CONTEXT

The year 2023 marked an economic recovery in Brazil. With controlled inflation, there was room for interest rate decreases, favoring prospects in the credit market. On the external front, challenges and uncertainties due to geopolitical tensions remained as sources of volatility in financial markets.

Despite the more volatile external scenario, the Company reported revenue growth reflecting an improvement in economic indicators. In addition to the broader context, the conclusion of the Annual Adjustment and the Extraordinary Tariff Review, with the approval of a total tariff adjustment of 9.5609% in April 2023, contributed to a positive outcome. Although net margins decreased, mainly due to the impact of the financial result, operational performance significantly increased.

On the cost side, the Company implemented various structural actions aimed at reducing costs and increasing long-term efficiency. Organizational restructuring, modernization, and investment in technology in operations, the creation of the Shared Services Center, and the Incentivized Dismissal Program (IDP) are examples of actions aimed at the Company's sustainability in a more competitive business environment, given the changes in sector legislation.

The approved investments for the 2024-2028 period, totaling R$ 47.4 billion, which now include the IntegraTietê Program, imposed an even more intense pace of investment expansion, focusing on expanding networks and sewage treatment.

In 2023, the Company's response to the new dynamics of the sanitation sector was marked by participation in utilities concession bidding processes. In May, the Company was granted the contract and signed a concession agreement with the Municipality of Olímpia to supply water and provide sewage services for the next 30 years. Through a contractually regulated Special Purpose Entity (SPE), Sabesp will invest in technologies to control water losses and build pipelines, and supply capacity in line with the city's growth, which is known for its thermal water tourism. The actions will benefit more than 56 thousand residents with improved health and quality of life.

Another step towards improving sector regulations was the enactment of State Decree 67,880/2023, which provides for the adherence of Municipalities to their respective Regional Units for Drinking Water Supply and Sanitation Services (URAEs) and their inter-federal governance structures. The decree gives greater effectiveness and representativeness to the Decision-Making Boards of the Regional Units, which will resolve on the signing of contracts, agreements, and partnerships for water supply and sanitation services.

Composed of the municipalities served by Sabesp, under the terms of the New Sanitation Framework (Federal Law 14,026/2020), URAE 1 - Southeast (URAE-1) saw the adhesion of the Municipality of São Paulo in August 2023, representing an important step in its formalization, reinforcing the vision of providing basic sanitation services in a regionalized manner in the São Paulo State.

F-13

Privatization Process

As part of the changes observed in the basic sanitation sector in recent years, the São Paulo State Government started the Company’s privatization process, aiming to respond even more promptly and efficiently to the new regulatory reality impacting the sector.

In April 2023, the International Finance Corporation (IFC), an agency linked to the World Bank, was contracted to conduct studies on the Company’s privatization, which indicated a public offering of shares as the best model to be adopted, whose main benefits include (i) adding and advancing investments to achieve universalization goals; and (ii) reducing tariffs by using part of the funds obtained in the transaction.

In September 2023, the São Paulo State informed the municipalities operated by Sabesp about the proposed amendment to the conditions of the current concession agreements, observing the following guidelines (a) advancing the achievement of the universalization goals outlined in the New Legal Sanitation Framework to 2029, subject to any shorter deadlines contractually provided; (b) extending the duration of the concession agreement until 2060; (c) obliging Sabesp to serve the population residing in consolidated informal urban nuclei and rural areas, to cover the entire municipal territory; and (d) detailing the investments to be made in each municipality.

The communication also reaffirmed commitments to increase and advance investments, reduce tariffs, and improve sanitation services, to (a) provide predictability and transparency to the regionalized structure, considering already shared infrastructures; and (b) detail Sabesp's specific obligations regarding each municipality, including coverage goals, main works, and investments.

Following this process, in December 2023, State Law 17,853/2023 was approved, authorizing the privatization of Sabesp, and in February 2024, a public consultation was opened regarding (i) the draft of the Concession Agreement to be signed between URAE-1 and Sabesp, with the indication of the São Paulo State Utility Service Regulatory Agency's role, together with the specific technical exhibits of the municipalities comprising URAE-1, in addition to other contractual exhibits; (ii) the draft of the internal regulations of URAE-1’s Decision-Making Board; and (iii) the draft of the Regional Sanitation Plan, under Article 17 of Federal Law 11,445, of 2007.

Regulation of Services and Tariffs

The New Framework gave the Water National Agency (ANA) the power to issue reference standards containing guidelines for the regulation of public sanitation services in Brazil, which will be exercised by sub-national regulatory agencies after the respective adhesion. In the case of Sabesp, our current contracts are regulated by the São Paulo State Utility Services Regulatory Agency (Arsesp), in line with the terms established in the instruments in force.

In this context, ANA and Arsesp periodically disclose regulatory agendas with matters that should be subject to future regulation. Sabesp actively participates in the discussions held in meeting rounds before taking subsidies and public consultations on the regulatory regulations impacting its business.

Regarding the calculation of tariffs, the current regulatory model adopted by Arsesp establishes a regulation based on incentives, which consists of establishing a maximum tariff (P0) that ensures the economic-financial balance of the service provider in the entire area of operation, taking into consideration the projected efficient costs and the investments to be made in the four-year tariff cycle.

F-14

The calculation model is based on a Discounted Cash Flow model, whose objective is to calculate the maximum average tariff (P0), whose reference is the operating costs for the provision of services and the remuneration and recovery of investments made (required revenue), considering the expected market for the four-year period, where the Net Present Value (NPV) of the tariff cycle is equal to zero, taking into consideration a return rate equal to the weighted average cost of capital (WACC).

After establishing the maximum average tariff (P0) in the ordinary tariff review processes, during the tariff cycle, the Agency authorizes the annual tariff adjustment (IRT), which adjusts tariffs based on the variation of the IPCA (consumer price index) in the last 12 months, less a productivity factor to be shared with users (X Factor) plus or less a quality factor (Q Factor). This mechanism aims at allowing the adjustment for inflation and encouraging the Company to continuously pursue efficiency and cost reduction, as well as meet desired quality criteria in providing services to users.

Specifically for the 2021-2024 cycle, compensatory adjustments (AJC) are expected, due to the achievement - or not - of the projected authorized revenue, as well as possible adjustments in other variables (revenue risk limitation ± 2.5%).

Sabesp’s tariff structure consists of a set of rules applied to the Company’s revenue where users are classified into residential, commercial, industrial, and public categories. The structure is based on the Tariff Regulation approved through State Decree 41,446 of 1996, in the legislation, and regulatory rules in force.

Given the need for adjustments for both 2021 and 2022 due to the failure to achieve authorized revenue, in April 2023, Arsesp concluded the Annual Adjustment and Extraordinary Tariff Review processes, authorizing the Company to apply a total tariff adjustment index of 9.5609% compared to the existing tariffs, which came into effect in May 2023.

F-15

THE COMPANY

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp is a publicly held company controlled by the São Paulo State, founded in 1973, that provides environmental sanitation services.

The Company is headquartered in the City of São Paulo, a relevant portion of its operation is in the Metropolitan Region of São Paulo, the largest metropolitan region of Brazil, with around 21.5 million people. We are considered one of the largest sanitation companies in the world in terms of population served. At the end of 2023, we were present in 376 municipalities, distributed across all Brazilian regions. We were responsible for serving approximately 62% of São Paulo's population, with 28.1 million people having water supply and 24.9 million people having sewage collection services.

Seeking to expand its operated area within the scope of the New Sanitation Framework, the Company innovated by being granted the contract to supply water and provide sewage services in the municipality of Olímpia, commencing water and sewage services operations in December 2023 through its wholly-owned subsidiary Sabesp Olímpia S.A.

Sabesp is also a minority shareholder of three other companies that provide water supply and sewage collection and treatment services, in addition to six other companies, in the sectors of energy, paving, and other sanitation-related services. More information on the investees is available in Note 12 to the Financial Statements referring to the fiscal year ended on December 31, 2023.

CORPORATE STRATEGY FOCUSED ON SUSTAINABILITY

By the very nature of its activities, which contribute to environmental conservation and people's health and quality of life, the sanitation sector has a close connection with the ESG Agenda. Aware of this significant contribution, Sabesp is expanding and enhancing its corporate strategy by adopting sustainable actions in all areas to make this strategy more relevant and robust.

We strengthened the social and environmental pillars in strategy to support the ESG Agenda, and we have corporate governance as our guide to ensure that we are aligned, attentive to impacts, and consistent and transparent deliveries.

In 2023, the Corporate Strategy was revised, and new strategic objectives, indicators, goals, mission, and vision were defined, as well as the creation of a purpose aligned with our essence to contribute to improving people's quality of life. Our strategic drivers are:

PURPOSE – Transforming people's lives for a more inclusive and sustainable society;

VISION – Being a global reference in innovation and sustainability in sanitation; and

MISSION – Providing sanitation services with excellence.

Sabesp also established its strategic objectives in:

F-16

•	Internal Processes: Increase Sabesp's process efficiency and strengthen the supplier chain;
•	Customers and Market: Be competitive to maintain and expand the operational area and be a reference brand in service provision in Brazil;
•	People and Innovation: Be a modern, inclusive, and innovative company; and
•	Sustainability: Promote sanitation universalization to generate positive impacts on society and the environment and maximize the economic-financial result to ensure Sabesp's growth and perpetuity.

These drivers and strategic objectives support Sabesp's ambition, launched in 2023, to be the best sanitation company in the world. By renewing our strategy, we incorporate people and the environment at the heart of the business.

The goal is to ensure the transformation of lives for a more inclusive and sustainable society, provide services with excellence, and strive to be a global reference on the theme. The guiding principles that drive our strategy aim to contribute to universalization in the operated municipalities, the development of socio-environmental improvement goals and targets, with increasingly sustainable energy sources by promoting the circular economy and caring for the community served.

At the same time, the guiding principles seek to favor financial return, with growth in new businesses, service provision integration for the Company, professional and personal development of our employees, and transparently guided business management.

F-17

MAIN BUSINESSES

Sanitation services are divided mainly into water supply and sewage services. In 2023, Sabesp served its customers through 10.3 million water connections and 8.8 million sewage connections, and billed 2,236.2 million m3 of water and 1,967.6 million m3 of sewage. The operational data presented in this report does not include operations in the municipality of Olímpia.

Water and sewage billed volume (1) per customer category – million m3
	Water			Sewage			Water + Sewage
	2023	2022	%	2023	2022	%	2023	2022	%
Residential	1,918.0	1,869.5	2.6	1,684.0	1,631.4	3.2	3,602.0	3,500.9	2.9
Commercial	189.2	182.1	3.9	181.1	175.9	3.0	370.3	358.0	3.4
Industrial	35.4	34.5	2.6	38.3	37.9	1.1	73.7	72.4	1.8
Public	47.1	43.7	7.8	42.4	38.9	9.0	89.5	82.6	8.4
Total retail	2,189.7	2,129.8	2.8	1,945.8	1,884.1	3.3	4,135.5	4,013.9	3.0
Wholesale (2)	46.5	47.8	(2.7)	21.8	20.5	6.3	68.3	68.3	-
Total	2,236.2	2,177.6	2.7	1,967.6	1,904.6	3.3	4,203.8	4,082.2	3.0
(1)	Unaudited by external auditors;
(2)	Wholesale includes volumes of reuse water and non-domestic sewage.

To fulfill its mission and implement its business plan, the Company has an investment program aimed to improve and expand its water supply and sewage collection and treatment systems, improve its operational efficiency, and increase and protect water resources.

In 2023, the Company invested R$ 6.3 billion, with R$ 2.7 billion in water systems and R$ 3.6 billion in sewage systems. For the 2024-2028 period, the Company plans to invest approximately R$ 47.4 billion, with R$ 33.9 billion in expanding water and sewage systems; R$ 11.3 billion in improving systems, efficiency, and asset renewal; and R$ 2.2 billion in other areas, such as information technology and vehicle fleet.

R$ million
	2024	2025	2026	2027	2028	Total
System expansion	4,046	8,062	8,235	7,216	6,352	33,911
Water	1,028	1,624	1,301	1,228	1,172	6,353
Sewage	3,017	6,438	6,934	5,988	5,180	27,558
Improvement of systems, efficiency, and renewal of assets	3,104	2,792	1,911	1,750	1,710	11,267
Control and Reduction of Losses	929	876	511	494	504	3,314
Operational Development (Energy, Automation, Retrofit)	2,175	1,916	1,401	1,256	1,205	7,953
Other	983	640	199	162	196	2,180
Total	8,132	11,494	10,346	9,129	8,257	47,358

F-18

The Company’s operational performance is monitored through operational indicators, with goals defined considering contractual clauses, macroeconomic, social, and environmental conditions, and the regulatory environment.

	Achieved	Goals
	2023	2024	2025	2026	2027	2028
Water Supply (%)(1)	94	95	96	96	96	96
Sewage Collection (%)(1)	85	88	90	91	91	92
Water Supply Coverage (%)(1)	98	99	100	100	100	100
Sewage Collection Coverage (%)(1)	93	95	97	98	98	99
Households Connected to Sewage Treatment (%)(1) (2)	85	85	88	95	96	96
New Water Connections (thousand)	188	195	197	182	180	254
New Sewage Connections (thousand)	191	263	292	237	207	290
IPDt (liters/connection/day)	260	255	254	253	252	251

(1) For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(2) Household is the term used for the building or the subdivision of a building, with occupancies proven to be independent of each other, that collectively use a single water supply and/or sewage collection connection.

Water Supply and Water Security

To supply a population of around 28.1 million people, we use a distribution network of 93.2 thousand km, bringing treated water from 235 Water Treatment Stations (WTSs) to consumers in 376 municipalities of the São Paulo State.

In 2023, Sabesp produced 2,985.2 million m³ of water, with the services coverage rate reaching 98% and the service rate totaling 94% in the operated area.

Long-term planning, higher adaptation to uncertainties by increasing water infrastructure, strategic risk management, and rational and conscious use of water are some of the main actions implemented by Sabesp to ensure water supply to the population served.

The Metropolitan Region of São Paulo (MRSP) is, unquestionably, the most complex to operate. Susceptibility to climate variations, high population concentration, and geographic location impact the region’s low water availability, which is considered critical.

To address this problem, Sabesp makes use of the Metropolitan Water Program (PMA), whose structure plan is based on the supply x demand forecast of the Water Supply Master Plan, which considers historical data, future scenario expectations, and risk parameters. In 2023, the PMA contributed to the expansion of the Rio Grande WTS, which is ongoing, and significant works in the municipalities of Guarulhos and Mauá.

The Integrated Metropolitan System (SIM) is composed of a solid water infrastructure consisting of nine production systems, which, together with the Guarulhos’ supply system, serve the MRSP. The water sources in this area can store about 1.9 billion liters of water and produce approximately 82 m³ of water per second. In 2023, the average monthly production of water to serve the MRSP was 64.8 m³/s. The water storage index at the end of 2023 was 67%, compared to 53% in 2022.

F-19

Permanent management of water sources allows for designing daily operational scenarios and long-term strategic hydrological models. To anticipate potential risks related to the operation, Sabesp also has a strategic and operational risk management structure and contingency plans for unavoidable incidents.

In the interior of the State, supply suffers less pressure because of the lower population and the existence of different sources of supply, which include wells to collect water.

In municipalities facing a more critical situation, we are implementing treatment stations and dams that should ensure water security for the coming decades. Furthermore, we have already mapped alternative water sources in the interior, which can be used in case of drought. In the case of more critical situations, we adopt emergency systems and other measures to avoid interruptions in water supply to the population.

In the coastal region, the Company continues expanding the water structure to improve services to the local population and the large number of tourists that overload the system with high consumption peaks in summer periods. On the Northern Coast, we started the construction of reservoirs in São Sebastião and Ubatuba to increase water supply capacity and ensure water security.

In the Santos coastal area, where water availability is limited, we use an integrated system similar to that used in the MRSP, which, despite the lower scale, allows transferring water among regions of lower and higher demand during more critical periods. In 2023, we expanded the capacity of the Mambu WTS and resumed the execution of five reservoirs in Bertioga, Guarujá, Santos, Itanhaém, and Peruíbe.

Additionally, to reduce the amount of treated water that escapes from the distribution networks before reaching customers, the Corporate Program for Reducing Losses, started in 2009, proactively conducts research on invisible leaks, adopts preventive and corrective measures to combat water losses, and manages nighttime demand, which involves reducing water pressure in the distribution network during the night when there is lower demand. In 2023, aiming to meet the needs of the MRSP water supply system, there was an operational adjustment in the execution time of nighttime demand management, reducing the period by an average of two hours. The program also collaborates with regularization in low-income areas, improving performance and fighting any waste in the network.

Real losses, which correspond to pipeline leaks, totaled 19.5% in 2023. Commercial losses (water consumed but not accounted for), caused by frauds, failures in the commercial registry, and under-measurement of water meters, accounted for 10% in the year. The sum of these two indicators results in total losses, which came to 29.5% in 2023. Currently, our water loss rate is 260 liters/connection/day.

Water reused from sewage treatment also aims at increasing the sustainability of water resources, especially in a scenario of growing climate pressure. Water is reused in industrial activities and for urban needs, such as the cleaning of streets and street markets, and irrigation of parks. In 2023, the program reached the milestone of 100 million m³ of reuse water produced and supplied to the Capuava Petrochemical Complex and industries in the ABC Region of São Paulo.

F-20

Water quality control

Ensuring the delivery of quality water is the greatest asset we can offer our customers and one of the greatest assets of our business, and requires careful monitoring throughout the entire process, from collection and treatment to points of distribution and consumption.

The quality of water distributed is monitored by Sabesp and inspected by the Sanitary Surveillance units of the São Paulo State. The total number of analyses comprising the water quality monitoring network, dedicated to conducting tests for turbidity, color, chlorine, and total coliforms, accumulates about 68,000 monthly samples. In addition to these analyses, monitoring of more than 90 parameters is also carried out, under the responsibility of the 16 quality control laboratories, at various frequencies and points located along the various phases of the supply systems, in addition to operational control at the water treatment stations conducted by the laboratories located at the stations. Sabesp's laboratories are accredited to ISO 17.025 and certified by the National Institute of Metrology, Quality and Technology (Inmetro).

Expansion of Sewage Services

The sewage collection and transportation network operated by Sabesp has around 63.6 thousand km and carries sewage to be treated in its 596 Sewage Treatment Stations (STSs), which, in 2023, ensured that 93% of sewage was collected, 85% of people was served, and 85% of the households were connected to the sewage treatment service, resulting in approximately 24.9 million people served.

To continue progressing, the Company holds actions and has structuring programs to expand the sewage collection and treatment structure, as well as the connections of households to the collection and treatment system.

In the Metropolitan Region of São Paulo, the most complex in terms of expansion of the health sewage structure in the operated area, Sabesp has been counting on the Tietê Project since 1992 to expand the sewage collection and treatment infrastructure. The project has already provided collection and treatment services to more than 12 million people.

Since its start, the Company invested US$ 3.8 billion in the project, leading to significant increases in the coverage rate with collection networks, moving up from 70% to 93%, and in the treatment rate of collected sewage, which increased from 24% to 85% in the area covered by the project.

Further to the actions of the Tietê Project, the IntegraTietê Program was launched in March 2023 by the Secretariat of Environment, Infrastructure, and Logistics of the São Paulo State, and includes short-, medium-, and long-term measures for the cleaning and revitalization of the Tietê River. Sabesp will be responsible for taking care of the axis related to health and quality of life, which aims at expanding the sanitation network and waste management.

The proposal includes expanding the capacity and modernizing Sewage Treatment Stations with a focus on the circular economy, transforming them into resource recovery units through the processing of sludge and gas generated in the process, as well as installing photovoltaic plants.

In the coastal area of the São Paulo State, the Company maintains the Clean Wave Program, the largest environmental sanitation program on the Brazilian coast. The purpose of the program is to universalize swage services in the region, contributing to improving health, quality of life, and beach bathing quality, benefitting approximately 3.5 million people, including the local population and tourists that visit the region, mainly during summer. The program is in its second stage, and since its inception, in 2007, 118 thousand sewage connections have been implemented, raising the sewage collection rate from 53% to 86%, with 100% of collected sewage treated.

F-21

In 2023, we continued ongoing works, such as the sewage system in the Gaivotas neighborhood, in Caraguatatuba; the Barra do Una Sewage Treatment Station, and the Maresias Sanitary Sewerage System, in São Sebastião; the expansion of the Main Ubatuba Sewage System, with the expansion of the STS and the Tamoios Sewage Pumping Station; and the construction of a new treatment plant and effluent collection network in Ilhabela.

In the interior region, nearly all municipalities operated have universalized service rates, and the Company focuses on expanding the infrastructure to isolated communities, outside the urban centers.

New Organizational Structure

Upon reaching our 50th anniversary, we renewed and updated our governance structure, and strategically planned to be more consistent and dynamic. One of the main pillars of the transformation was the reorganization of the areas of operation within the various offices and the creation of new structures that would optimize the Company's growth within the new scenario in the sanitation sector.

The changes made aimed to bring greater agility to the decision-making process through a more horizontal and dynamic structure, enabling the generation of scalable, agile, and efficient solutions to facilitate the adoption of best practices throughout the Company sustainably and innovatively, with data-driven decisions and aiming to rationalize financial resources.

Within the CEO’s Office, the areas of digital transformation, sustainability, and corporate governance were created, bringing agility and efficiency to the decision-making process associated with an ESG Agenda in the Company. On the operational side, we feature the unification of two Offices (Metropolitan and Regional Systems) into the Operations and Maintenance Office, which, with the optimization and horizontalization of the structure, focuses mainly on operational performance and watershed management, seeking to deliver the best service with the lowest cost and timeframe.

Two new Offices were also created: the Customers Office, which brings the customer to the center of the strategy, focusing on billing management and customer experience; and the Regulation and New Business Office, which expands the relationship with regulatory agencies and the granting authority, acting both in the contractual management of the Company's current businesses and in new concession and public-private partnership contracts.

In the Economic-Financial and Investor Relations Office, the main changes are related to process integration and review and the incorporation of technological improvements, with emphasis on the establishment of the Integrated Services area, in the model of a Shared Services Center (SSC), which is in the process of implementation.

F-22

The Engineering and Innovation Office continues to focus on planning, prioritization, and execution of the Company's investments, being responsible, among other matters, for asset engineering and management, environmental management, and research, development, and innovation.

The People and Corporate Management Office encompassed activities related to corporate, personnel, asset, and procurement management, as well as legal and compliance areas.

Relationship com Customers

The creation of the Customer Office in 2023 reaffirms our commitment to putting customers at the heart of our strategy. The new office aims to foster constructive and inclusive commercial relationships with customers, focusing on excellence and innovation in customer experience, ensuring their satisfaction, which we expect to translate into increased revenue. To fulfill this assumption, the Customers Office is structured around two main pillars: Customer Experience and Billing Protection.

To ensure the integration of operational procedures involving customer relationships, 15 Customer Service Departments (SaCs) were created and distributed in the operated area, responsible for customer service, service provision, billing, collection, and customer satisfaction assessment.

In 2023, we intensified our digital transformation by expanding our services to digital relationship channels. With the migration to the virtual environment, the process gained greater agility, especially in the effectiveness of service, due to a smarter system and simpler and faster negotiations. An example of this initiative was the consolidation of our WhatsApp, Chat Bot, and the new cloud-based service platform, which provides more consistency to our customers and supports new Omnichannel communication channels and tools (simultaneous and interconnected use of different communication channels).

Throughout the year, we held two debt renegotiation fairs, resulting in more than 500 thousand agreements. Additionally, we maintained our strategy of using mobile service vans parked in various locations to facilitate our customers' access. This initiative allows for the negotiation of overdue bills, updating customer records, requesting water and/or sewage connections, requesting consumption reviews, or requesting repairs to networks.

Throughout the year, we added services and improved customer service through multi-channels. We also opened a new cloud-based Virtual Branch, which is much faster, more secure, intuitive, and personalized. This platform was designed based on customer feedback. In 2023, our customers’ satisfaction level was 84%, according to the annual satisfaction survey conducted by GMR Market Intelligence Institute.

Furthermore, we continue to provide an ombudsman service to customers, which exclusively handles complaints, suggestions, reports, criticisms, and requests for information about services. Over 2023, the Ombudsman Channel received more than 104.9 thousand complaints, 99.2% of which were solved.

F-23

Innovation and New Businesses

In 2023, we made progress in structuring innovation within the concept of Open Innovation, investing in the development and implementation of initiatives that integrate ideas, thoughts, processes, and research contributions from internal and external stakeholders of the Company.

Currently, an enhancement is underway in our structure with the establishment of innovation hubs (HUBs) progressively installed in the different operational and support business units of the Company. These hubs serve as channels for the entry of new technologies integrated with corporate innovation management.

We are also developing a digital open innovation platform to receive proposals from startups and universities in cooperation with the Inter-American Development Bank (IDB) in the public call for technological innovation projects. These actions aim to encourage creativity and broaden the participation opportunities of employees from different areas and other companies, aggregate greater effectiveness in idea generation and selection, and develop and disseminate innovative solutions.

In the sanitation area, we pioneered the advanced use of the Building Information Modeling (BIM) methodology, a tool that enables the creation of three-dimensional digital models of engineering works and integrates information from various disciplines and stages of the project lifecycle. Through BIM, it is possible to plan, design, build, and operate more efficiently, economically, and sustainably. In 2023, we developed tools to support contracting, modeling, and standardization of projects and storage, sharing, and management of models and documents within the BIM methodology.

On another innovation front, we have adopted artificial intelligence for the detection of non-visible leaks in the water distribution networks of Franca and municipalities in the region. The technology is based on the sounds generated by leaks to identify and locate points of water leakage that do not surface in the streets. The methodology provides an improvement in data collection, agility, and greater tracking accuracy, allowing for a rapid reduction in the volumes of water lost in distribution networks.

In 2023, we created the Sustainability and Innovation Committee as an advisory body to the Board of Directors to foster, discuss, review, and supervise sustainability and corporate governance initiatives and projects, as well as innovation. The Committee also proposes process improvements, goals, and performance aiming to contribute to the strengthening of our corporate strategy.

Through the partnership with FAPESP, we are involved in the development of basic and applied research projects under the Program for Supporting Research in Partnership for Technological Innovation. The 12 projects selected in the third call for proposals are currently in the development phase. In addition, through a second partnership with FAPESP, which is part of PIPE (Small Business Innovative Research Program), the first call aimed at accelerating startups was held in 2022. It is a pioneering opportunity in Brazil for companies with this profile that offer innovative sanitation projects. The proposals were evaluated and qualified in 2023, and one of them was chosen to develop its project with financial resources from Sabesp.

F-24

Aligned with business planning, the structuring of Research, Development, and Innovation actions is based on the concept of circular economy, within which the waste from a process is used as inputs for the production of new products and new cycles. Thus, we have been making efforts to leverage innovative projects aimed at the circular economy, in compliance with ESG principles, such as the use of biomethane for vehicular use and agricultural application of sludge, among others. As a result, we are studying the replication of the successful model being implemented in Franca, which integrates the liquid, solid, and gaseous phases of sewage treatment, in six other large-scale sewage treatment plants of the Company.

On the new business front, we won the concession of the municipality of Olímpia in May, to provide water supply and sewage services for 30 years starting in December 2023.

People Management

Further to the Company’s restructuring, under the new strategic guideline for efficiency and process simplification, we launched the Incentivized Dismissal Program (IDP). The adhesions to the program occurred in June 2023, and the Company follows a schedule for the termination of participants expected to occur between July 2023 and June 2024, ensuring that the process takes place gradually and planned, thus avoiding the risk of discontinuity in activities. Termination costs were recognized in the second quarter of 2023. The IDP had the adherence of 1,862 employees, accounting for about 15.2% of the Company's workforce in June 2023.

At the end of 2023, our staff totaled 11,170 employees divided into operational, technical, university, and managerial categories, taking into consideration the level of education, professional experience, the complexity of duties, and technical qualification. Our workforce is composed of 8,983 men (80.4%) and 2,187 women (19.6%).

We adopt a wage policy linked to the Jobs and Salaries Plan that attracts, retains, and trains qualified and committed professionals, offering career and compensation possibilities compatible with the market. Aiming to increase engagement and recognize our talents, in addition to the legal benefits, we also offer our employees meal vouchers, food vouchers, Christmas baskets, private pension plans, medical assistance, and educational assistance.

We have adopted the competency-based people management model, which continuously seeks to ensure innovation, flexibility, continuous improvement, high performance, and workforce engagement. Competency-based people management is a model that allows us to integrate our processes and includes continuing education, career management, quality of life, management of our organizational culture, and well-being and human resources services, among others. All employees annually undergo an Evaluation of Skills and Results that lead to the creation of the Individual Development Plan. In 2023, approximately 4,000 employees were promoted through this process.

The Company annually establishes a Profit Sharing Program (PPR) to encourage employees to achieve the organization’s goals. The PPR distributed in 2023 used the Company’s total and sectorial performance indicators for 2022, and 79.1%, on average, of the goals, were achieved.

To encourage the training and development of its employees, Sabesp has the Sabesp Business University (UES), which celebrated 20 years of history in 2023. The UES coordinates corporate processes of workforce training and development, enabling all necessary training for the exercise of professional duties and safety in the workplace. The portfolio of courses and programs offered by the UES includes paths such as the More Knowledge Program, which provides educational subsidies for professional certification exams, technical courses at the high school level, undergraduate, graduate, university extension, and language courses to increase the education level and qualifying employees. In 2023, 458 educational subsidies were granted.

F-25

Among the UES programs, we also have the Leaders Development Program, which aims to develop an innovative leadership culture that leads to actions aimed at establishing a new organizational culture, with a greater focus on results, innovation, and competitiveness. Furthermore, to develop and stimulate the culture of innovation and entrepreneurship through the generation and sharing of ideas from employees, we periodically carry out the Sabesp Entrepreneur Award, which had the participation of 429 professionals in its 6th edition.

We want our employees to have equal professional opportunities, and seek to address diversity in a fair and balanced manner. In 2023, we launched the "By Their Side" campaign, a mentoring program for women, aimed at creating a personalized, trustworthy, and assertive channel. This initiative provides female employees with the opportunity to talk to people with seniority and decision-making capabilities, who voluntarily make themselves available for any situation. The network's launch marked Sabesp's clear position regarding gender equity.

The Company is against prejudice related to origin, race, gender, color, sexual orientation, age, religious belief, or any other form of discrimination. In the case of non-compliance with our Code of Conduct and Integrity, we make available the Whistleblower Channel, which operates autonomously and confidentially. The channel is available for all employees and receives reports on harassment and discrimination.

The Harassment Verification Committee checks the content of the reports and, if discrimination is identified, the accused employee is subject to disciplinary measures. Even if the report is unfounded, the Committee tends to suggest to the area of origin the implementation of an Action Plan to guide, sensitize, and raise awareness among employees.

The Company has historically maintained a good relationship with representative entities, seeking to meet the main employee demands, always respecting the limits of its financial capacity and legal and governmental guidelines. In its labor relations, the company prioritizes negotiation as a means of resolving conflicts, substantially reducing the occurrence of strikes. Of the total employees, approximately 65% are union members.

In May 2023, we signed the 2023/2024 Collective Bargaining Agreement (ACT) with the unions, which is valid until April 2024. In the Agreement, we recognized 107 union agents/representatives, who enjoy job security during the ACT's validity. We also admitted the compensation of another 35 union leaders who are away for union activities and who operate in all our units, so that there are no operations without representation. The ACT resulted in an increase in salaries, meal vouchers, food assistance, and daycare grants by 4.52% (IPC/FIPE accumulated from May 2022 to April 2023), maintaining the clause that guarantees the employment of 98% of our employees and the exceptional Christmas food assistance. The turnover rate stood at 5.7% in 2023.

F-26

In 2023, we experienced two one-day strikes, which did not interrupt the essential services we provide. According to the legislation, our non-administrative employees are considered essential workers and therefore have their right to strike limited.

At Sabesp, caring for employees’ safety and health is an essential factor in increasing productivity and service quality, achieving better results, and promoting their well-being.

For this reason, we have an Occupational Health and Safety Management System (SST) that follows the rules established in the Regulatory Standards of the Ministry of Labor and Social Security, with elements based on ISO 45001 – Occupational Health and Safety Management System.

Among the instruments that contribute to ensuring the lives and health of employees are the identification and analysis of risks, participation and consultation with respective professionals, their training and awareness, operational controls, evaluations and preparation, emergency response, and Occupational Health and Safety (OHS) Diagnosis (Documentary Audit). The system covers all workers (both owned and outsourced) and activities carried out in the Company. Contracted companies must also follow our guidelines and requirements through contractual clauses. To this end, we monitor their services and work.

We ensure the quality of OHS processes using the Preliminary Risk Analysis methodology to detect hazards, assess risks, and adopt control measures in all our activities. The Risk Management Program (PGR) identifies risks according to the Homogeneous Exposure Groups, through the Risk Inventory, defining which control measures and corrective actions will be established in an Action Plan. Aligned with the PGR, the Occupational Health Medical Control Program provides the management of identified occupational risks.

Despite continuous efforts, 117 occupational accidents occurred in 2023, with a frequency rate of 5.46 accidents per million man-hours worked and a severity rate of 49 accidents per million man-hours worked. We did not record any fatalities in 2023, and we had 11 cases of employees absent due to occupational diseases. The absenteeism rate stood at 2.4% in 2023.

Organizational climate management is constant, and we seek to maintain an excellent climate and a great workplace for all employees through improvement plans at all levels and areas. In 2023, we re-applied the climate survey, which was conducted during a period of restructuring and changes in the organization. Using the methodology of the global consultancy GPTW - Great Place to Work®, the survey presented a favorability rate of 64% in its overall result.

For further information on people management at Sabesp, see the Sustainability Report at https://ri.sabesp.com.br/a-companhia/relatorio-de-sustentabilidade/.

F-27

ESG AT THE HEART OF BUSINESS

In 2023, we created a Sustainability and Corporate Governance Superintendence directly linked to the CEO’s Office. The mission of the new area is to centralize the ESG agenda, promoting greater integration with the business strategy and expanding the scope of the Company's ESG actions. The Superintendence is responsible for aligning all projects, practices, and initiatives we carry out and developing the guidelines for what should be done in the ESG journey. With this mapping, it is possible to analyze and choose the most effective practices that deliver greater value to society. Then, these best practices can be replicated throughout Sabesp, ensuring continuous evolution.

These are urgent and important topics that have been addressed by Sabesp in the last few years but are now implemented in a more integrated way, increasingly progressing in terms of sustainable practices and new market opportunities. The good management of ESG principles enables reducing risks, discussing sustainable guidelines and metrics, and strengthening the brand image before society, resulting in social-environmental responsibility, reputation, and higher credibility.

In 2023, we developed the 1st Framework for Sustainable Finance, a document describing key information about operations and strategies related to ESG issues, which allows the Company, upon its publication, to enable green, blue, social, or sustainable fundraising through the issue of financial instruments and/or securities in the capital market, banking market, and/or through development and multilateral agencies. The type of the Framework is "Use of Resources", which is characterized by the allocation of funds raised, or an equivalent amount, to projects that generate positive environmental and social impacts, or have both impacts.

In addition to these actions, it is worth noting that the Sustainable Development Goals (SDG), established in the UN’s Agenda 2030, are already internally addressed and align the Company with urgent global requirements. In 2023, we renewed our partnership with the United Nations Framework Convention on Climate Change (UNFCCC) for three years. The goal is to develop projects and exchange knowledge with UN-affiliated entities and place us as a model company in terms of SDG compliance, being the only Brazilian company to have such an agreement. In 2023, we participated in a special delegation at the 28th Conference of the Parties (COP28), a forum linked to the 28th United Nations Climate Change Conference, held in Dubai (United Arab Emirates), and the initial meeting for the 10th World Water Forum, as a member of the World Water Council.

Below are the Company’s main ESG practices and projects. These and other initiatives are available in detail in the Sustainability Report, on the Company’s website at https://ri.sabesp.com.br/a-companhia/relatorio-de-sustentabilidade.

Environment

Environmental issues are addressed in a cross-cutting manner, allowing the ESG agenda to permeate all levels, from strategic to operational. The high level of employee involvement results in greater agility in implementing actions, programs, and projects that will lead the Company's name toward its purpose of contributing to the construction of a more inclusive and sustainable world.

We are committed to improving the environment, people's lives, and the planet. According to our Institutional Environmental Policy and considering the current corporate strategy that places sustainability at the center of business, corporate environmental programs have gained new momentum, reflecting our commitment to proactively address environmental challenges and promote sustainable practices.

F-28

Based on the sustainability guidelines defined at the Company's strategic level, environmental programs are developed and implemented in an integrated manner, consolidating the culture of environmental protection and strengthening our commitment to environmental compliance and sustainability in providing sanitation services.

With the recent reorganization of our organizational structure, the environmental licensing process for works and projects has been centralized. This change allows for a comprehensive view of all stages of the process, from conception to decommissioning of facilities, and provides more efficiency and agility in the activities necessary for licensing.

For balancing public civil actions and environmental investigations that involve the Public Prosecution Office, Sabesp has sought the formalization of Consent Decrees (TACs) and Judicial Agreements (AJs), benefitting the planning and execution of works within feasible deadlines, integrating these obligations to the Company’s budget priorities.

To offset the environmental impact caused by the expansion of sanitation systems, the Company formalizes obligations with the environmental authority through Terms of Commitment for Environmental Recovery (TCRAs). Through the methodology adopted, native regional species are planted, followed by maintenance activities to accelerate the natural regeneration process of the Atlantic Forest and Cerrado biomes.

For the effective implementation of plantings, we have established a Corporate TCRAs Program with Cetesb (Companhia Ambiental do Estado de São Paulo) to expedite these processes. The Program enabled addressing existing TCRAs, as well as forming a bank of areas to meet future licensing obligations (the total area under restoration exceeds the total area of committed obligations), resulting in a surplus that can be used to meet future licensing obligations.

By 2023, approximately 840 thousand seedlings had been contracted, of which approximately 632 thousand (75.2%) have already been planted under the State Government's Springs Program and are in the maintenance phase.

Furthermore, aiming at monitoring and controlling impacts on biodiversity, the Company manages possible impacts resulting from the implementation of the infrastructure necessary to provide services even during the environmental licensing phase of the projects and is aligned with the requirements of environmental legislation at the federal, state, and municipal levels. Accordingly, it is possible to define, where applicable, plans and/or programs that have measures to prevent or mitigate impacts.

In 2009, we began the voluntary implementation of the Environmental Management System (EMS) in WTSs and STSs to identify the demands of the stations and implement the necessary solutions to maintain environmental and legal compliance. We have adopted two environmental management models: the first is the ISO 14001 standard model, adopted by the 36 stations that have this certification, as well as by stations that are seeking this certification. The second is our own model, the Sabesp EMS, which uses the principles of the standard as a reference, although it does not require certification for the unit. In 2023, Sabesp EMS reached 678 stations, accounting for 80% of our units in operation.

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One of the objectives of Sabesp’s EMS in the Company is the adoption of good environmental practices in operations. Whenever necessary, resources are allocated for physical interventions aiming at the adequacy and improvement of the infrastructure of the facilities and their maintenance. The System facilitates the management of renewal deadlines and compliance with environmental license conditions, grants, and other obligations.

The environmental diagnoses and studies we carry out during the environmental licensing processes contribute to assessing the impact of interventions on biodiversity and guide our choices toward alternatives that are more beneficial to the environment. If necessary, we define plans and/or programs that have measures to prevent or mitigate such impacts. Among them, we can mention the Programs for Fauna Monitoring, Wild Fauna Conservation, Rescue and Salvage of Wild Fauna, Forest Management and Replacement, and Monitoring Water Quality and Aquatic Life.

To protect the edges of water sources, essential for water quality protection and system sustainability, the Company preserves and monitors about 49 thousand hectares of areas in the Atlantic Forest, distributed within and around the MRSP, where the main water sources used for public supply in the region are located. In this context, the Metropolitan Watersheds Green Belt Program was created. It integrates the São Paulo Government State's Springs Program, whose main result was the expansion of vegetation cover around the reservoirs of the Cantareira System, reaching approximately 80% in 2023.

The Sustainable STSs Corporate Program, implemented in 2019, aims to develop and disseminate the culture of sustainability by implementing actions that make it possible to transform the byproducts generated at the STSs such as biogas, sludge, and effluents, into sustainable resources, considering their energy use, providing greater emphasis on initiatives that aim at contributing to the reduction of greenhouse gas emissions.

The program has its own certification system and establishes sustainability levels based on the adoption of good practices and interventions for sustainability carried out at each station. Of the 44 units currently integrated into the Program, 11 have been recognized as sustainable. The other stations are in the process of studying and implementing infrastructure improvements to obtain their recognition.

To monitor the water use charging process, specific laws, and Basin Plans, we have the Institutional Representation Management Program in the Water Resources Systems. We are represented in plenary sessions and technical chambers in the 21 State Watershed Committees, 4 Federal Committees covering the São Paulo State, and the State Water Resources Council.

In addition to advertising campaigns for water conservation, the Company maintains the Water Rational Use Program (PURA), which adopts an incentive policy with technological actions and cultural changes, bringing solutions for leak detection and repair and replacing conventional equipment with water-saving equipment, in partnership with public institutions. Additionally, PURA promotes studies for water reuse and awareness through educational lectures and training.

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In addition to expanding sanitation infrastructure, we maintain a Corporate Environmental Education Program (PEA Sabesp), the Sabesp 3Rs Program aimed at good practices in waste management generated in administrative areas, Used Cooking Oil Recycling Programs, which encourage proper disposal of the product, Sabespfértil, an organic fertilizer produced through treated sewage sludge, as well as other initiatives for sludge processing. We also have community engagement programs, through which our agents promote workshops, courses, visits, and events to encourage collective engagement in the creation of a healthier urban environment.

We have a risk matrix that considers, among the risks and impacts on the provision of our services, those resulting from climate change and extreme events, such as torrential rains and prolonged droughts. Such events can reduce water availability, compromise facility operation conditions, lead to input supply restrictions, and change consumption patterns, among others. Accordingly, we make investments in infrastructure to increase water availability and the resilience, adaptation, and flexibility of our systems.

In 2023, for the first year, we celebrated the achievement of the Gold Seal of the Brazilian GHG Protocol Program, awarded to companies that present complete greenhouse gas (GHG) emission inventories verified by an independent organism accredited by Inmetro. It is the highest level of qualification and contribution to mitigate GHG emissions, reflecting Sabesp's commitment to the technical improvement of our inventories and delivery of consistent results.

The GHG emissions inventories which include scopes 1, 2, and 3, follow the methodology of the Intergovernmental Panel on Climate Change (IPCC) and have been prepared since 2007. Data from Sabesp’s last available GHG emission inventory, referring to 2022, which accounts for emissions from our processes, confirms that sewage collection and treatment activities (included in Scope 1) continue to be the largest sources of emissions, accounting for 91.8% of the total. Electricity consumption accounted for 5.7% of the total while other activities accounted for approximately 2.5%.

It is worth noting that the expansion of sewage collection and treatment systems brings a progressive increase in GHG emissions and, therefore, a greater generation of biogas and waste at STSs. On the other hand, the expansion of basic sanitation directly contributes to the reduction of GHG emissions from water bodies.

As for reducing emissions, additional efforts toward the universalization of sewage treatment are required through adjustments and operating improvements aimed at the sustainability of processes, including the optimization of operations and the implementation of less carbon-intensive initiatives.

Among the actions to mitigate GHG emissions, we can highlight projects with positive impacts in the reduction of GHG emissions, which have been implemented and are under development, aiming at biogas energy use, hydroelectric potentials, and generation of inputs for agricultural activities, sustainability of the vehicle fleet, and forest restoration and maintenance.

Regarding electricity consumption, a key input in the provisions of basic sanitation services, in 2023, we used 2,657 GWh, down by 3.4% from the 2,752 GWh used in 2022. In 2023, we acquired approximately 64.7% of our total energy consumption in the Free Market Tariff (ACL) and 35.3% in the Regulated Market Tariff (ACR).

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Through SPE Paulista Geradora de Energia, we are coupling small hydroelectric power plants to the Cantareira System installed at the arrival of raw water and installing floating photovoltaic panel plants to harness energy generation potentials in watershed areas, on the water surface of dams and reservoirs.

In 2023, Incentivized Energy Source in ACL accounted for 14% of the total consumed by our activities. The Program for Distributed Generation of Photovoltaic Energy started the operation of 11 other plants, totaling 16 plants in operation and 19.5 MW of generation (34% of the total), with the program expected to be implemented in 2025.

Social

In its pursuit to contribute to the professional and personal development of its employees, the Company works on the training and engagement of its workforce, identifying talents, providing continuous access to operational, technological, and managerial knowledge, and creating safe, healthy, and innovation-friendly environments to enhance values, especially with the new reality imposed by the New Legal Framework for Sanitation, with increased competitiveness in the sanitation market. For further information on Sabesp’s people management, see item “People Management” of this Report.

In addition to taking care of the people who make up the Company's workforce, Sabesp focuses its efforts on serving the general population with excellence in service delivery, with significant positive impacts on society, contributing to delivering more quality of life and dignity to the entire population. In underprivileged communities, we operate with lower tariffs and social programs that allow for income, education, and healthcare.

The Company continued progressing in 2023 to provide increased basic sanitation to social groups and communities served, mainly the most vulnerable ones. We maintained programs, actions, and projects to strengthen dialogue and relationship with this public, with initiatives aligned with the regional and socio-economic features of the areas and communities to be benefitted.

The Company uses its Água Legal Program to tackle the problem of accessing water in irregularly settled communities, which are precariously supplied by improvised pipes that are subject to contamination. Households served are automatically included in the social water tariff for two years, which can be renewed. By 2023, the program had already regularized 142,942 water connections and 13,809 sewage connections only in the MRSP, benefiting over half a million people.

The social and vulnerable tariff is a benefit granted to low-income families or those in vulnerable situations, covering all municipalities operated by Sabesp. At the end of 2023, the benefit was granted to 964,720 low-income families, of which 560,379 from the Social category (R$ 11.19 for consumption of up to 10 thousand liters of water per month) and 403,981 from the Vulnerable category (R$ 8.53 for consumption of up to 10 thousand liters of water per month). In 2023, 119,884 families were benefitted in both categories.

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With the Clean Stream Program, an initiative in partnership with the São Paulo Municipal Government, Sabesp has already cleaned and monitored 161 streams in the São Paulo capital, benefitting more than 3 million people. Currently, our task is to map, inspect, and maintain collection networks, execute relocation works, connections, interconnections, and extension of collection networks, and monitor the water quality of streams. We also conduct awareness and environmental education of the local population about indiscriminate dumping of garbage in watercourses or even on the streets.

Furthermore, aiming at generating positive social value by promoting solidarity with vulnerable groups or communities through company actions or actions in partnership with civil society organizations, Sabesp develops the Corporate Volunteer Program. Among the actions developed in 2023, the highlight was the SOS North Coast where we assisted families affected by rains, contributing with donations of food, clothing, hygiene, and cleaning products. More than 105 tons of food, over 123 thousand pieces of clothing, and more than 75 thousand hygiene and cleaning items were collected.

To assist more vulnerable communities in generating new sources of income, the Company has the Teaching to Fish Program, through which a free course on residential hydraulic installations is made available to low-income and/or unemployed people. The classes cover topics such as the environment, tariff calculation (water bill), family sewage system, cold water installation, leakage research, metal and sanitary ware installations, entrepreneurship, and employability.

Sabesp also promotes actions toward the efficient and responsible use of water, spreading the awareness on the finitude of water resources. The recent climate uncertainties reinforce the importance of these initiatives, which have been contributing to the average per capita reduction in water consumption in the last few years.

Governance

Sabesp is a publicly-held company controlled by the São Paulo State, which holds most of the Company’s shares. The remaining shares are traded on the São Paulo stock exchange, in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão , and on the New York stock exchange, as Level III American Depositary Receipts. The Company was the first in the Brazilian sanitation sector to become part of both segments in 2002. Strong and consolidated governance is one of the Company’s strengths.

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For being controlled by the State and operating in a regulated environment, the Company is also subject to the controls of environmental and sectorial regulatory authorities, as well as to the Accounting Court of the São Paulo State. In addition, we participated in the National Corruption Prevention Program (PNPC), coordinated by the Control Network in the States and sponsored by the Office of the Federal Controller General (CGU) and the Federal Accounting Court (TCU).

The Company’s strategic guidelines are defined by the Board of Directors, which is currently composed of 10 members, one of whom is the CEO and another one represents the employees. Four of the 10 Board members are independent and one of them is the representative of the minority shareholders. The Board of Directors is assisted by a Statutory Audit Committee, whose members are all independent.

The Executive Board, which was renewed in early 2023, is responsible for the Company’s executive management and is currently composed of seven members, of whom three are women and four are men. For further information on the profile of the Executive Board’s members, visit https://ri.sabesp.com.br/governanca-corporativa/conselhos-comites-do-conselho-e-diretoria.

Through an independent consulting firm, the Company annually evaluates the Board of Directors, statutory committees, and the Executive Board and their committees, in a collegiate and individual manner, including matters related to the members’ performance and conduct. The result of the evaluation is used to instruct the implementation of improvements in the organization and identify matters to be improved by the Board of Directors and Executive Board.

The Company also has a permanent Fiscal Council, installed since its creation, currently composed of four sitting members and four alternate members. Minority shareholders have the right to appoint representatives (both sitting and alternate), but currently, there are no nominations from them.

The Eligibility and Advisory Committee, composed of three members, all appointed by the majority shareholder, is responsible for overseeing the processes of appointment and evaluation of executive officers and fiscal council members, under the Bylaws and the State-Owned Companies Law.

Through an independent consulting firm, we annually evaluate the Board of Directors, statutory committees, and the Executive Board. The evaluation addresses the adoption of good corporate governance practices and sustainability principles, the effectiveness of management performance, the contribution to results, and, among others, the implementation of goals and guidelines outlined in the strategic plans. The evaluation results are submitted to the State Capital Defense Council (Codec) and are used to guide the implementation of improvements in the organization and functioning of its units, as well as to identify topics that should be developed and explored.

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Every newly arrived member of the Board of Directors and Executive Board must participate in an integration program. This program presents our business processes and key institutional documents. The program includes training on the Code of Conduct and Integrity, corporate and capital market legislation, risk management policy, information disclosure, and internal controls. The training is offered every year and to the members of the Fiscal Council.

The annual overall compensation to be paid to Management and members of the statutory committees and Fiscal Council is approved by the General Shareholders’ Meeting. The total compensation paid in 2023, in gross amounts, considering benefits, totaled R$ 9.5 million, including around R$ 1.9 million referring to the Executive Officers' variable compensation.

Integrity

We strive for the Company to be a reference in ethics and integrity for society. That's why we have structured an effective Integrity Program, whose goal is to engage everyone in following ethical values and principles in all tasks and relationships. Accordingly, we encourage transparent communication and decision-making that continuously seek to prevent behaviors related to corruption, fraud, and bribery.

The program also aims to improve employee satisfaction and retention by providing a favorable organizational climate, increasing internal trust, strengthening our reputation, and obtaining benefits such as reducing legal and regulatory risks, including harmful acts to the government.

The program is based on Brazilian and international laws, such as Law 12,846/2013, Law 13,303/2016, and the Foreign Corrupt Practices Act (FCPA), and includes internal mechanisms for monitoring and encouraging the reporting of irregularities, establishing guidelines and principles that guide all our stakeholders.

To disseminate and foster a culture of integrity, we also conduct training sessions that include members of the Executive Board, Board of Directors, and Statutory Committees, addressing ESG themes, with an emphasis on governance in state-owned companies, the role of the Board in decision-making, ethics and integrity, and the Sustainability Committee.

The pillar of this ethical and integrity commitment is the Code of Conduct and Integrity, the main corporate instrument to disseminate both the ethical conduct expected and the behaviors not tolerated by the Company, guiding its Board members, executive officers, employees, apprentices, interns, service providers, and partners, joining Sabesp, to develop the culture of integrity.

The Ethics Committee, linked to the Board of Directors and endowed with independence and autonomy, has the mission to disseminate, apply, and continuously update the Code of Conduct and Integrity, adapting it to reflect current scenarios and stimulate the commitment of administrators and employees to the principles established therein.

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To ensure compliance with the Code of Conduct and Integrity, the Company provides the Trust Channel, aimed at solving doubts and guiding employees, and the Whistleblower Channel, managed by a specialized third-party company, with the guarantee of information confidentiality and whistleblower anonymity, aiming to detect and monitor misconduct, which are investigated and subject to disciplinary measures. The Ethics Committee is responsible for evaluating the results of the investigations received and the inquiries made through the channels, as well as the recommendations for preventive and corrective measures to be adopted.

In 2023, 572 reports were recorded in the Whistleblower Channel and 80 penalties were applied, among company employees and outsourced employees, of which 21 warnings, 11 suspensions, and 48 dismissals. It is worth noting that, among the penalties applied and cases investigated, there are no indications of the participation of Company employees in acts of corruption.

In 2023, Sabesp conducted 840 transaction analyses, focusing on conflicts of interest involving related parties. Starting in November, all transactions must be consulted before being formalized, and 116 reputational analyses (Integrity Background Checks) were performed.

Risk Management

To manage its risks, the Company has a Compliance and Risk area, created to, among other related functions, identify and manage corporate and operational risks, aiming to enhance corporate governance and the execution of strategic planning.

The Company also has the Corporate Risk Management Committee, which is advisory and permanent in nature, reporting to the Executive Board, responsible for monitoring the annual corporate risk management work plan approved by the People and Corporate Management Office. The Committee evaluates the Corporate Risk Management Policy and the levels of authority for approval and risk treatment; monitors the activities of risk identification, analysis, assessment, treatment, communication, and monitoring; tracks the progress of the implementation of mitigating action plans and risk indicators, and evaluates the corporate risk map; and advises the Executive Board on matters related to corporate risk management.

The Corporate Risk Management Policy aims to guide the Company in the practice of assessing risks in the corporate environment and contributes to the enhancement of governance, business planning, and value preservation and generation. To ensure systematic and standardized risk management, the Policy establishes guidelines, concepts, and competencies for conducting the risk management process, according to internally defined methodology, based on ISO 31000 standards and, above all, on the international COSO ERM model: Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management 2017.

Internal Controls

The evaluation of internal controls is carried out by the internal audit, which is functionally subordinated to the Board of Directors through the Audit Committee and, administratively, to the Company's CEO’s Office. The area is responsible for assessing the adequacy of internal controls, the effectiveness of risk management, and governance processes, conducting audit projects based on the Annual Plan approved by the competent authorities, and investigating occurrences and coordinating investigative inquiries.

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In 2022, the assessment of effectiveness, which comprised 225 internal controls, did not identify any material deficiencies. The tests for 2023, in line with the independent audit schedule, will be disclosed in the second quarter of 2024.

The audit of our financial statements and review of quarterly information and financing projects are performed by external auditors, ensuring the reliability of the data presented, which was once again recognized by the National Association of Finance, Administration, and Accounting Executives (Anefac), which awarded Sabesp with the 2023 Transparency Trophy, in the category Publicly-Held Companies with net revenue of more than R$ 20 billion.

We currently rely on the external audit BDO RCS Auditores Independentes, which started reviewing the quarterly information for September 30, 2023.

For further information on the structure and operation of Sabesp’s Corporate Governance, access the sections on the item “Corporate Governance” on the Company’s website (https://ri.sabesp.com.br).

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ECONOMIC AND FINANCIAL PERFORMANCE

In 2023, the Company reported a net income of R$ 3.5 billion, compared to the R$ 3.1 billion recorded in 2022, an increase of R$ 402.2 million, or 12.9%. The accounting data presented in this report does not include operations in the municipality of Olímpia.

Profit track record

The net operating revenue (which includes construction revenue) totaled R$ 25.6 billion, an increase of 15.9% over 2022.

Net operating revenue track record

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 21.5 billion, an increase of R$ 2.9 billion (+15.5%) over the R$ 18.6 billion recorded in 2022.

The main factors responsible for the gross operating income increase were the 12.8% tariff adjustment applied since May 2022, the 9.6% tariff adjustment since May 2023, a 3.0% increase in total billed volume, and a higher average tariff due to higher volume billed in the non-residential category.

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Construction revenue increased by R$ 736 million (+15.1%) over 2022, due to higher investments made.

Gross operating revenue track record

Costs, administrative and selling expenses increased by R$ 1,118.9 million in 2023 (+8.8%). Costs, administrative, and selling expenses as a percentage of net revenue (excluding construction revenue) were 69.1% in 2023 compared to 73.8% in 2022.

Excluding the provision for the IDP, the increase was R$ 589.3 million (+ 4.6%) and these expenses as a percentage of net revenue came to 66.5%. For more information on the breakdown and changes in costs and expenses, see the Results Press Release, available on the Company’s website at https://ri.sabesp.com.br/informacoes-financeiras/central-de-resultados.

Adjusted EBITDA totaled R$ 9,104.7 million, up by 28.5% over the R$ 7,087.7 million reported in 2022. The Adjusted EBITDA margin was 35.6% in 2023, compared to 32.1% in 2022. Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 45.0% in 2023, compared to 40.6% in 2022.

Adjusted EBITDA and Adjusted EBITDA Margin Track Record

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Excluding the effect of the IDP, adjusted EBITDA grew by 35.9%, from R$ 7,087.7 million in 2022 to R$ 9,634.3 million in 2023, and the adjusted EBITDA margin reached 37.7%, compared to 32.1% recorded in the previous year. Excluding construction revenue, the adjusted EBITDA margin reached 48.2% in 2023, compared to 41.2% in 2022.

Adjusted EBITDA Reconciliation[1] (Non-accounting measures) (R$ million)
	2023	2022	2021	2020	2019
Net income	3,523.5	3,121.3	2,305.9	973.3	3,367.5
PDI	529.6	-	-	-	-
Financial result	1,588.8	372.4	927.4	3,166.4	1,033.7
Depreciation and amortization	2,790.2	2,450.8	2,253.3	2,037.1	1,780.2
Income tax and social contribution	1,230.1	1,151.5	864.3	352.7	1,310.4
Other net operating income/expenses[2]	(27.9)	(8.3)	21.8	(107.7)	18.7
Adjusted EBITDA (excluding the PDI)	9,634.3	7,087.7	6,372.7	6,421.8	7,510.5
Adjusted EBITDA margin (excluding the PDI)	37.7	32.1	32.7	36.1	41.8
Construction revenue	5,600.3	(4,863.8)	(4,376.7)	(3,716.6)	(2,946.6)
Construction Costs	(5,474.7)	4,754,4	4,278.3	3,630.1	2,881.4
Adjusted EBITDA excluding revenue and construction costs and the PDI	9,508.7	6,978.3	6,274.3	6,335.3	7,445.3
(%) Adjusted EBITDA margin (excluding the PDI) on Net Revenue, excluding Construction	48.2	41.2	42.1	45.6	49.9

1 Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial income and (iv) other net operating expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or IFRS - International Financial Reporting Standard; thus, it should not be considered in isolation, or as an alternative to net income, as a measure of operating performance, an alternative to operating cash flows, or a liquidity index. Adjusted EBITDA does not have a standardized definition, and the Company's definition of Adjusted EBITDA may not be comparable with those used by other companies. The Company's management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to assess performance and compare companies. The calculation of adjusted EBITDA by other companies may differ from the Company. Adjusted EBITDA is not part of the financial statements.

Adjusted EBITDA is intended to present an indicator of operational economic performance. Sabesp’s Adjusted EBITDA corresponds to net profit before net financial expenses, of income tax and social contribution (federal taxes on income), depreciation and amortization and other net operating expenses. Adjusted EBITDA is not a financial performance indicator recognized by the Corporation Law Method and shall not be considered individually or as an alternative to net income as a measure of operating performance, as an alternative to operating cash flows, or as a liquidity indicator. Sabesp's Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in tax burden or depreciation and amortization levels. As a result, Adjusted EBITDA serves as a suitable instrument to compare operating performance on a regular basis. In addition, there is another formula to calculate the Adjusted EBITDA that is adopted in some financial commitment clauses. The Adjusted EBITDA provides a better understanding not only of operating performance but also the ability to meet the Company's obligations and to raise funds for investments in capital assets and working capital. Adjusted EBITDA, however, has limitations that prevent it from being used as a profitability indicator because it does not take other costs resulting from Sabesp's activities or some other costs into account that may considerably affect its profits, such as financial expenses, taxes, depreciation, capital expenditures, and other related charges.

2 Other net operating income/expenses refer mainly to the write-off of property, plant, and equipment, provision for loss with intangible assets, loss with economically unfeasible projects, deducted from sales revenue of property, plant, and equipment, sale of notices, indemnifications and refund of expenses, fines and collaterals, property leases, reuse water, Pura and Aqualog projects and services.

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Fundraising and Indebtedness

Sabesp has a consolidated reputation in the capital market and solid relationships with public banks and multilateral Brazilian and international agencies. This mix and diversity of sources provide us with an extended debt amortization profile, at costs compatible with our investment cycle, especially credit lines granted by official Brazilian banks and multilateral credit organizations, as well as through the increasing issue of incentive debentures in the capital market.

In 2023, the Company prioritized the contracting of debt in local currency, totaling R$ 1.47 billion. Moreover, R$ 926.0 million related to reimbursements for financing investments already contracted in previous years were recorded.

On May 19, 2023, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST). The proceeds from this contract will be used to partially finance the Company’s investments related to the 4th Stage of the Tietê River Cleaning Project. The principal will be amortized in semi-annual payments in December and June, starting in December 2023 and ending in December 2036. Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 0.5% p.a. The loan is collateralized by Société de Promotion et de Participation pour la Coopération Economique (PROPARCO). Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 2.0% p.a.

On June 14, 2023, Sabesp contracted financing of R$ 1.0 billion with the International Finance Corporation (IFC). The proceeds were raised in September and November 2023 and will be exclusively used to cover the costs of the New Pinheiros River Program. The principal will be amortized in semi-annual payments in October and April, starting in October 2025 and ending in April 2033. Interests mature semi-annually in October and April, starting in October 2023 and ending in April 2033, at CDI + 1.7% p.a.

On March 05, 2024, we held the 31st Issue Debentures, in three series, totaling R$ 2.94 billion. The first, second, and third series will mature in February 2029, 2031, and 2034, respectively. The first, totaling R$ 507.0 million, yields CDI + 0.49% p.a., with semi-annual interest payments. The second, totaling R$ 1.73 billion, yields CDI + 1.10% p.a., with semi-annual interest payments. The third, totaling R$ 699.0 million, yields CDI + 1.31% p.a., with semi-annual interest payments. The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework, which was duly verified and validated through a second opinion report issued by Attest ESG from Exame Ltda.

In 2023, the risk rating agencies have not changed the Company’s ratings, on the national scale, which remain as ‘AAA’. In July, Fitch upgraded the Company’s global scale rating in foreign currency from BB to BB+. In December, S&P upgraded the Company’s global scale rating from BB- to BB.

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	Fitch	Moody’s	S&P
National Scale	AAA(bra)	AAA.br	brAAA
Global Scale	BB+ (foreign currency) BB+ (local currency)	-	BB

In the fiscal year ended December 31, 2023, the Company met all the requirements (covenants) of its borrowings and financing agreements. The table below shows the most restrictive clauses in 2023:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt(1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

Total debt increased by 3.0% in 2023, from R$ 19.0 billion in 2022 to R$ 19.5 billion in 2023. Total indebtedness denominated in foreign currency fell by 1.1%, from R$ 2.8 billion in 2022 to R$ 2.7 billion in 2023, accounting for 14.1% of the Company's total debt at the end of the period (14.6% in 2022).

Amortization in local and foreign currencies totaled R$ 1.8 billion in 2023.

At the end of 2023, we had R$ 16.9 billion in long-term debt, R$ 2.5 billion of which was in foreign currency. Short-term debt totaled R$ 2.6 billion, of which R$ 250.0 million was in foreign currency.

Stock Market

The Brazilian market closed 2023 on an upward trend, with expectations of interest rate reduction. The Ibovespa index reached its historical peak of 134,000 points. Compared to the previous year, the stock market showed a 22.3% appreciation, contrary to the inflation trend, which decreased during the period, with the IPCA index closing at 4.6%.

In addition to the Ibovespa, the Company is included in the main Brazilian broad indexes, such as the IBRA (Brazil Broad Index), IBrX 100 (Brazil 100 Index), and indexes of companies with a high degree of corporate governance such as IGCT (Corporate Governance Trade Index), IGCX (Differentiated Corporate Governance Stock Index), and ITAG (Differentiated Tag Along Stock Index). In 2023, Sabesp's shares followed the market trend, maintaining the upward curve from the previous year and ending the period with an accumulated variation of 32%, priced at R$ 75.34 and a market cap of R$ 51.5 billion.

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Amid a more favorable context in the Brazilian capital market, with the reduction in inflation linked to the decrease in domestic interest rates and high interest rates in the US market, Sabesp's shares were boosted by measures implemented throughout 2023, such as corporate restructuring, cost reduction, increased efficiency, and mitigation of regulatory risks. The market value generated in the period was R$ 12.4 billion, driven by the positive perception of shareholders and investors in general, reflected in the fundamentals and valuation by major market analysts.

The annual financial turnover of shares on B3 contracted from R$ 46 billion in the previous year to R$ 41 billion in 2023, which may indicate a trend towards longer-term strategies in the Company. The top 10 institutional shareholders of the Company increased their positions and accounted for 15% of the Company’s total shareholder base, excluding shares held by the controlling shareholder and ADRs, which accounted for 61.7%, maintaining a stable profile of the shareholder structure.

The American Depositary Receipts (ADRs) appreciated by 47% under the same fundamentals of the local market and the 8% depreciation of the U.S. dollar, which may be related to the decrease in the number of shares traded at NYSE, reducing the Company’s share capital from 12.1% in 2022 to 11.4% in 2023. The S&P 500 market index depreciated by 20% in 2023.

Dividends

According to the Company's Bylaws, the common shares are entitled to minimum mandatory dividends, corresponding to 25% of the net profit for the year, obtained after the deductions determined or allowed by law, and can be paid as interest on own capital.

The dividend distribution policy foresees that the payment of minimum mandatory dividends will be maintained until the universalization of the basic sanitation services is reached in the operated area and, when paid as interest on own capital, the income tax rate charged on the amount payable to shareholders will be considered an additional minimum dividend.

In 2023, Sabesp paid dividends as interest on capital totaling approximately R$ 872.2 million for 2022, corresponding to approximately R$ 1.2760 per common share, a payout of 27.9%, and a dividend yield of 2.2%.

For 2023, the Board of Directors approved the proposal to pay interest on own capital, totaling R$ 984.5 million, corresponding to R$ 1.4404 per common share, a payout of 27.9%, and a dividend yield of 1.9%, with payment scheduled for June 24, 2024.

F-43

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2023 and 2022

In thousands of reais

		Parent Company		Consolidated
Assets	Note	December 31, 2023	December 31, 2022	December 31, 2023
Current
Cash and cash equivalents	7	838,338	1,867,485	838,484
Financial investments	8	2,425,921	1,677,873	2,426,752
Trade receivables	10 (a)	3,580,962	3,062,574	3,584,287
Accounts receivable from related parties	11 (a)	261,273	205,793	261,280
Inventories		85,953	124,247	86,008
Restricted cash	9	54,944	37,474	54,944
Taxes Recoverable	18 (a)	494,645	242,906	494,647
Other assets		37,296	66,312	37,048
Total current assets		7,779,332	7,284,664	7,783,450

Noncurrent
Trade receivables	10 (a)	272,436	215,234	272,436
Accounts receivable from related parties	11 (a)	935,272	950,950	935,272
Escrow deposits		130,979	170,093	130,979
Deferred income tax and social contribution	19 (a)	98,076	-	98,076
Water and Basic Sanitation National Agency – ANA		2,673	9,193	2,673
Other assets		237,628	146,362	159,017

Investments	12	161,863	110,765	161,863
Investment properties	13	46,678	46,726	46,678
Contract asset	14	7,393,096	8,613,968	7,393,096
Intangible assets	15	43,865,269	39,320,871	44,012,858
Property, plant, and equipment	16	474,559	338,939	474,559

Total noncurrent assets		53,618,529	49,923,101	53,687,507
Total Assets		61,397,861	57,207,765	61,470,957

The accompanying notes are an integral part of these financial statement.
F-44

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2023 and 2022

In thousands of reais

		Parent Company		Consolidated
Liabilities and equity	Note	December 31, 2023	December 31, 2022	December 31, 2023
Current
Trade payables and contractors		456,064	430,946	456,215
Borrowings and financing	17	2,616,406	2,245,960	2,616,406
Labor and social obligations	21	807,440	498,504	807,440
Taxes and contributions payable	18 (b)	511,468	293,461	511,972
Interest on capital payable	24 (b)	837,391	741,725	837,391
Provisions	20 (a)	1,064,367	924,038	1,064,367
Services payable	23	749,226	723,242	750,732
Public-Private Partnership - PPP	15 (d)	487,926	222,413	487,926
Program Contract Commitments	15 (c) (iv)	21,969	100,188	21,969
Other liabilities		779,424	476,865	853,424
Total current liabilities		8,331,681	6,657,342	8,407,842

Noncurrent
Borrowings and financing	17	16,919,944	16,712,711	16,919,944
Deferred income tax and social contribution	19 (a)	-	189,278	-
Deferred Cofins/Pasep		164,097	159,723	164,097
Provisions	20 (a)	762,065	686,746	762,065
Pension plan obligations	22	2,142,871	2,150,191	2,142,871
Public-Private Partnership - PPP	15 (d)	2,798,688	2,736,768	2,798,688
Program Contract Commitments	15 (c) (iv)	12,047	12,197	12,047
Other liabilities		409,092	569,276	406,027
Total noncurrent liabilities		23,208,804	23,216,890	23,205,739

Total liabilities		31,540,485	29,874,232	31,613,581

Equity
Capital stock		15,000,000	15,000,000	15,000,000
Earnings reserves		14,711,014	12,155,890	14,711,014
Other comprehensive income		146,362	177,643	146,362
Total equity	24	29,857,376	27,333,533	29,857,376
Total equity and liabilities		61,397,861	57,207,765	61,470,957

The accompanying notes are an integral part of these financial statement.
F-45

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2023 and 2022

In thousands of reais, unless otherwise stated

		Parent Company		Consolidated
	Note	2023	2022	2023

Net operating revenue	28	25,568,712	22,055,720	25,572,056
Operating costs	29	(16,049,824)	(14,350,903)	(16,051,866)

Gross profit		9,518,888	7,704,817	9,520,190

Selling expenses	29	(984,037)	(911,967)	(984,060)
Allowance for doubtful accounts	10 (c)	(652,920)	(782,057)	(652,920)
Administrative expenses	29	(1,595,943)	(1,398,507)	(1,597,548)
Other operating income (expenses), net	31	27,925	8,327	27,925
Equity results of investments in affiliates	12	28,517	24,551	32,393

Profit from operations before financial income (expenses) and income tax and social contribution		6,342,430	4,645,164	6,345,980

Financial expenses	30	(2,708,617)	(1,956,266)	(2,708,617)
Financial revenue	30	809,074	1,091,531	805,905
Exchange variations, net	30	310,716	492,321	310,716

Financial result, net		(1,588,827)	(372,414)	(1,591,996)

Profit before income tax and social contribution		4,753,603	4,272,750	4,753,984

Income tax and social contribution
Current	19 (d)	(1,545,290)	(1,230,234)	(1,545,671)
Deferred	19 (d)	315,218	78,751	315,218
		(1,230,072)	(1,151,483)	(1,230,453)
Profit for the year		3,523,531	3,121,267	3,523,531
Earnings per share - basic and diluted (in reais)	25	5.16	4.57	5.16

The accompanying notes are an integral part of these financial statement.
F-46

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2023 and 2022

In thousands of reais

		Parent Company		Consolidated
	Note	2023	2022	2023
Profit for the year		3,523,531	3,121,267	3,523,531
Other comprehensive income		(31,281)	131,269	(31,281)
Items that will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans net of taxes	22	(31,281)	131,269	(31,281)
Total comprehensive income for the year		3,492,250	3,252,536	3,492,250

The accompanying notes are an integral part of these financial statement.
F-47

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2023 and 2022

In thousands of reais, unless otherwise stated

			Profit reserves
	Note	Share capital	Legal reserve	Investment reserve	Complementary minimum dividends	Retained earnings	Equity valuation adjustments	Total
Parent Company
Balances as of December 31, 2021		15,000,000	1,532,365	8,297,489	55,631	-	46,374	24,931,859
Net income for the year		-	-	-	-	3,121,267	-	3,121,267
Actuarial gains and (losses)	22	-	-	-	-	-	131,269	131,269
Total comprehensive income for the year		-	-	-	-	3,121,267	131,269	3,252,536
Legal reserve	24 (b)	-	156,063	-	-	(156,063)	-	-
Interest on capital (R$ 1.08455 per share)	24 (b)	-	-	-	-	(741,301)	-	(741,301)
Complementary minimum dividends of 2021, approved (R$ 0.08139 per share)		-	-	-	(55,631)	-	-	(55,631)
Complementary minimum dividends (R$ 0.19145 per share)	24 (b)	-	-	-	130,857	(130,857)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(53,930)	-	-	(53,930)
Transfers to the investment reserve	24 (e)	-	-	2,093,046	-	(2,093,046)	-	-
Balances as of December 31, 2022		15,000,000	1,688,428	10,390,535	76,927	-	177,643	27,333,533
Parent Company and Consolidated
Net income for the year		-	-	-	-	3,523,531	-	3,523,531
Actuarial gains and (losses)	22	-	-	-	-	-	(31,281)	(31,281)
Total comprehensive income for the year		-	-	-	-	3,523,531	(31,281)	3,492,250
Legal reserve	24 (b)	-	176,177	-	-	(176,177)	-	-
Interest on capital (R$ 1.22433 per share)	24 (b)	-	-	-	-	(836,839)	-	(836,839)
Complementary minimum dividends of 2022, approved (R$ 0.11255 per share)		-	-	-	(76,927)	-	-	(76,927)
Complementary minimum dividends (R$ 0.21607 per share)	24 (b)	-	-	-	147,689	(147,689)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(54,641)	-	-	(54,641)
Transfers to the investment reserve	24 (e)	-	-	2,362,826	-	(2,362,826)	-	-
Balances as of December 31, 2023		15,000,000	1,864,605	12,753,361	93,048	-	146,362	29,857,376

The accompanying notes are an integral part of these financial statement.
F-48

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2023 and 2022

In thousands of reais

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Cash flows from operating activities
Earnings before income tax and social contribution	4,753,603	4,272,750	4,753,984
Adjustments for reconciliation of net income:
Depreciation and amortization	2,790,175	2,450,849	2,790,586
Residual value of property, plant, and equipment, intangible assets, and investment properties written-off	8,354	10,110	8,354
Bad debt expense	652,920	782,057	652,920
Provisions and inflation adjustments of provisions	458,889	630,689	458,889
Interest calculated on borrowings and financing payable	1,314,359	1,091,592	1,314,359
Inflation adjustment and exchange gains (losses) on borrowings and financing	(163,322)	(301,716)	(163,322)
Interest and inflation adjustments on liabilities	17,024	22,225	17,024
Interest and inflation adjustments on assets	(96,256)	(400,057)	(96,256)
Finance charge from customers	(374,902)	(328,486)	(374,902)
Construction margin on intangible assets arising from concession agreements	(125,603)	(109,369)	(125,603)
Provision for Consent Decree (TAC), Knowledge Retention Program (KRP), and Incentivized Dismissal Program (PDI)	356,300	(1,238)	356,300
Equity results of investments in affiliates	(28,517)	(24,551)	(32,393)
Interest and inflation adjustment - PPP	1,001,078	489,197	1,001,078
Transfer to the São Paulo Municipal Government	195,874	167,714	195,874
Pension plan obligations	238,751	183,262	238,751
Other adjustments	21,997	15,488	21,997
	11,020,724	8,950,516	11,017,640
Changes in assets
Trade receivables	(831,999)	(489,885)	(835,324)
Accounts receivable from related parties	(4,546)	(295,091)	(4,553)
Inventories	38,294	(10,741)	38,239
Taxes recoverable	(251,739)	33,198	(251,741)
Escrow deposits	72,469	5,348	72,469
Other assets	(42,768)	18,264	36,091
Changes in liabilities
Trade payables and contractors	(394,339)	(220,462)	(394,188)
Services payable	(169,890)	86,501	(168,384)
Accrued payroll and related taxes	19,377	73,126	19,377
Taxes and contributions payable	186,687	120,853	186,810
Deferred Cofins/Pasep	4,374	267	4,374
Provisions	(243,241)	(468,398)	(243,241)
Pension plan obligations	(249,488)	(239,174)	(249,488)
Other liabilities	(942,699)	(722,549)	(868,699)
Cash generated from operations	8,211,216	6,841,773	8,359,382

Interest paid	(1,936,419)	(1,505,488)	(1,936,419)
Income tax and social contribution	(1,568,611)	(1,368,686)	(1,568,611)
Net cash generated from operating activities	4,706,186	3,967,599	4,854,352
Cash flow from investing activities
Acquisition of contract asset and intangible assets	(3,843,325)	(3,550,537)	(3,991,325)
Restricted cash	(17,470)	(9,007)	(17,470)
Financial investments	(742,012)	755,512	(742,843)
Investment properties	(6,625)	(648)	(6,625)
Purchase of property, plant, and equipment	(147,249)	(73,668)	(147,249)
Net cash used in investing activities	(4,756,681)	(2,878,348)	(4,905,512)

The accompanying notes are an integral part of these financial statement.
F-49

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2023 and 2022

In thousands of reais (continued)

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023

Cash flows from financing activities
Borrowings and financing
Funding	2,371,111	2,807,026	2,371,111
Amortization	(1,771,090)	(1,536,724)	(1,771,090)
Payment of interest on capital	(823,671)	(603,541)	(823,671)
Public-Private Partnership - PPP	(673,645)	(590,201)	(673,645)
Program Contract Commitments	(81,357)	(16,255)	(81,357)
Capital Increase	-	-	811
Net cash generated from (used in) financing activities	(978,652)	60,305	(977,841)

Increase / (decrease) in cash and cash equivalents in the year	(1,029,147)	1,149,556	(1,029,001)

Represented by:
Cash and cash equivalents at the beginning of the year	1,867,485	717,929	1,867,485
Cash and cash equivalents at the end of the year	838,338	1,867,485	838,484
Increase / (decrease) in cash and cash equivalents in the year	(1,029,147)	1,149,556	(1,029,001)

The accompanying notes are an integral part of these financial statement.
F-50

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Value Added Statements for the

Years ended December 31, 2023 and 2022

In thousands of reais

		Parent Company		Consolidated
	Note	2023	2022	2023
Revenue
Sanitation services	28	21,509,965	18,629,959	21,513,442
Construction	28	5,600,332	4,863,752	5,600,332
Other revenue		110,898	71,258	110,898
Allowance for doubtful accounts	10 (c)	(652,920)	(782,057)	(652,920)
		26,568,275	22,782,912	26,571,752
Inputs purchased from third parties
Operating and construction costs		(9,429,970)	(8,617,332)	(9,431,518)
Materials, electricity, outsourced services, and others		(1,677,447)	(1,610,864)	(1,677,500)
Other operating expenses	31	(71,382)	(56,311)	(71,382)
		(11,178,799)	(10,284,507)	(11,180,400)
Gross value added		15,389,476	12,498,405	15,391,352
Retentions
Depreciation and amortization	29	(2,790,175)	(2,450,849)	(2,790,586)
Wealth created by the Company		12,599,301	10,047,556	12,600,766

Wealth received in transfer
Equity results of investments in affiliates	12	28,517	24,551	32,393
Financial income		850,242	1,154,237	847,073
		878,759	1,178,788	879,466
Total value added to distribute		13,478,060	11,226,344	13,480,232

Value added distribution
Personnel
Direct compensation		2,434,877	1,891,145	2,435,118
Benefits		744,816	626,689	744,816
Guarantee Fund for Length of Service (FGTS)		190,075	142,969	190,075
		3,369,768	2,660,803	3,370,009
Taxes, fees, and contributions
Federal		3,288,431	3,108,831	3,290,355
State		163,128	159,245	163,135
Municipal		68,736	63,307	68,736
		3,520,295	3,331,383	3,522,226
Value distributed to providers of capital
Interest, exchange variation, and inflation adjustments		3,036,876	2,087,049	3,036,876
Rentals		27,590	25,842	27,590
		3,064,466	2,112,891	3,064,466
Value distributed to shareholders
Interest on capital	24 (b)	836,839	741,301	836,839
Retained earnings		2,686,692	2,379,966	2,686,692
		3,523,531	3,121,267	3,523,531
Value added distributed		13,478,060	11,226,344	13,480,232

The accompanying notes are an integral part of these financial statement.
F-51

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of December 31, 2023, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 351 of which have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program, and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	Parent Company
	December 31, 2023	December 31, 2022

Total municipalities that have already signed contracts	351	351
Balance – intangible and contract assets	48,759,219	45,292,307
Percentage of intangible and contract assets	95.12%	94.49%
Revenue from sanitation services (excluding construction revenue)	20,510,427	17,767,561
Percentage of revenue from sanitation services (excluding construction revenue)	95.35%	95.37%

Municipalities with expired contracts:	1	1
Balance – intangible and contract assets	11,309	11,519
Percentage of intangible and contract assets	0.02%	0.02%
Revenue from sanitation services (excluding construction revenue)	17,559	15,236
Percentage of revenue from sanitation services (excluding construction revenue)	0.08%	0.08%

Municipalities with concession agreements due by 2030:	23	23
Balance – intangible and contract assets	1,051,209	1,072,138
Percentage of intangible and contract assets	2.05%	2.24%
Revenue from sanitation services (excluding construction revenue)	833,418	711,452
Percentage of revenue from sanitation services (excluding construction revenue)	3.87%	3.82%
Municipality of São Paulo:
Percentage of intangible and contract assets	43.40%	43.33%
Percentage of revenue from sanitation services (excluding construction revenue)	44.95%	45.14%

F-52

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, FOXX URE-BA Ambiental, and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

• Municipality of Estância Turística de Olímpia

In July 2023, the Municipal Government of Olímpia – SP (“Olímpia”) approved the bidding process referring to Tender 02/2023, whose subject was the granting of a concession for providing public water supply and sewage services for 30 years, and awarded the contract to SABESP, with a fixed concession fee of R$ 148 million.

The municipality of Olímpia is located 430 km from the capital city of São Paulo, has an estimated population of 56 thousand inhabitants, and universalized water and sewage coverage. The municipality will require operational, commercial, efficiency, and water loss reduction efforts from the Company.

F-53

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

As established by the Bid Notice (Bid Notice), the winning bidder should create, before the signing of the agreement, a special purpose entity (SPE) to execute the terms of the Concession Agreement. The contract value estimated in the Bid Notice is R$ 1,182,495 (base date of August 2022), corresponding to the Granting Authority’s estimate of the cumulative concession revenues, while estimated investments amount to R$ 81,112 (base date of August 2022) for the entire duration of the concession.

The Notice also defines that the subscribed share capital of the Concessionaire, at the time of its creation, must be, at least, R$ 8,111. Therefore, on August 11, 2023, SABESP Olímpia S/A was created with the corporate objective of providing public water supply and sewage services in the Municipality of Olímpia. The subscribed share capital of the SPE was partially paid up by SABESP, totaling R$ 811 or 811,121 common shares, totaling 10% of the share capital. The remaining 7,300,087 subscribed common shares, totaling R$ 7,300, will be paid up within 60 months from the Commencement Order, which is issued by the Granting Authority that authorizes the start of the Concessionaire’s provision of services, under the provisions of the Notice and Agreement.

The Concession Agreement for the provision of public water supply and sewage services in the Municipality of Olímpia was executed on October 11, 2023.

Of the total, the amount corresponding to the fixed concession totaling R$ 148 million, 50% has already been paid by SABESP on August 30, 2023, i.e. R$ 74 million as a condition for the contract signing, and 50%, duly authorized by IPCA, will be paid by SABESP Olímpia S/A by 365 days after the payment of the first installment.

A monthly variable concession fee will be paid by the 10th day of the subsequent month, corresponding to 1% of the net tariff revenue.

To ensure faithful compliance with the obligations to be assumed by the Concessionaire, upon the signing of the agreement, proof of guarantee of the contractual obligations must be presented to the granting authority, in an amount corresponding to 5% of the estimated investment value.

Given that SABESP owns 100% of the SPE and meets control requirements, the Company consolidated SABESP Olímpia S/A, following the Accounting Policy described in Note 3.1.

The operations started in December 2023.

•        Privatization and Proposal of New Concession Agreements

On September 18, 2023, the Board of the State Privatization Program (CDPED) resolved to recommend that:

(i)   the Investment Partnerships Secretariat and the Environment, Infrastructure, and Logistics Secretariat take the necessary steps to submit the draft of the Company’s privatization law to the Governor’s office; and

(ii)   SABESP, under article 5, II combined with article 7, paragraph 2, and paragraph 4 of Law 9,361/96, starts the procedure for the selection and hiring of coordinating banks and other services required for the future public offering.

F-54

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

As of September 30, 2023, as provided for in paragraph 2 of article 14 of Federal Law 14,026/2020 (“New Legal Sanitation Framework”), the São Paulo State sent Official Letters to the municipalities operated by the Company with proposals to change the conditions of the concession agreements in effect (“Communication”).

The Communication highlights general aspects of the proposal for a new concession agreement (“New Agreement”) aiming at replacing the existing agreements, under article 14 of the New Legal Sanitation Framework, indicating that the following guidelines will be observed under the New Agreement to be executed with these municipalities:

(a) the anticipation of achieving the universalization goals established in the New Sanitation Framework for 2029, subject to any shorter deadlines contractually outlined;

(b) the extension of the concession agreement for 2060;

(c) the obligation of SABESP to serve the population residing in consolidated informal urban settlements and rural areas, covering the entire municipal territory; and

(d) the detailing of investments to be made in each municipality.

As of December 11, 2023, State Law 17,853 was enacted. It authorized the Executive Branch of the São Paulo State to promote privatization measures of Companhia de Saneamento Básico do Estado de São Paulo – SABESP. Among other aspects, as provided for in article 2, the model adopted for the privatization of SABESP must observe the following guidelines:

(i) compliance with the universalization goals of water supply and sewage services in all municipalities of the State served by the Company, considering the inclusion of rural areas and consolidated informal urban centers, under Federal Law 14,026, of July 15, 2020;

(ii) anticipation, to December 31, 2029, of the achievement of the universalization goals, subject to any shorter deadlines contractually agreed upon;

(iii) tariff reduction, preferably considering the most vulnerable population;

(iv) provision for the creation of an annual control to monitor compliance with the goals, with indications of investment requirements for the next few years;

(v) provision of quality services, aiming at improving the quality of treated water and reducing its loss;

(vi) guarantee, in the contractual instruments resulting from the privatization, to the employees listed in SABESP’s permanent staff at the time of the publication of this law, of stability, with the maintenance of their employment contract for 18 (eighteen) months from the date of effective completion of the Company’s privatization process.

F-55

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

As of December 21, 2023, the Company concluded the selection of financial institutions that will be the global coordinators of the financial institutions union responsible for structuring the Company’s potential follow-on. The selected Global Coordinators are i) BTG Pactual; ii) Bank of America; iii) CITI; and iv) UBS - BB.

As of February 15, 2024, as reported by the Company in a Material Fact, the São Paulo State opened a public consultation regarding the following documents:

(a) the draft of the Concession Agreement to be executed between the Regional Unit of Drinking Water Supply and Sewage Services 1 ("URAE-1") Southeast and SABESP, with the indication of the involvement of the São Paulo State Utility Services Regulatory Agency, along with the specific technical exhibits of the Municipalities comprising URAE-1, in addition to other contractual exhibits;

(b) the draft of the charter of URAE-1’s Decision-Making Board; and

(c) the draft of the Regional Sanitation Plan, under article 17 of Federal Law 11,445, of 2007.

The aforementioned Public Consultation on the privatization of Sabesp was concluded on March 15, 2024, with a significant number of suggestions submitted by the public. A total of 976 contributions were received through the Internet, in addition to 135 oral statements made at the eight public hearings held by the São Paulo State on the matter.

The next steps of the privatization consist of the São Paulo State's publication of the Public Consultation Contributions Report, concluded on March 15, 2024, with the revised documents sent to URAE 1 - Southeast for resolution.

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The financial statements were approved by the Board of Directors on March 21, 2024.

F-56

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

2	Basis of preparation and presentation of the financial statements

The Company’s financial statements have been prepared according to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRSs and CPCs requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3	Summary of material information on accounting policies

The material information of the accounting policies applied in the preparation of these financial statements are defined below and have been applied consistently in all years presented.

3.1	Consolidation

The Company controls an entity when (i) it has power over the investee; (ii) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power to affect its returns.

When the Company does not hold the majority of voting rights in an investee, it will have power over the investee when the voting rights are sufficient to give it the practical ability to unilaterally conduct the relevant activities of the investee. When assessing whether SABESP's voting rights in an investee are sufficient to give it power, the Company considers all relevant facts and circumstances, including (i) the Company's proportionate interest in voting rights regarding the interests of other voting right holders; (ii) potential voting rights held by the Company, other voting right holders, or other parties; (iii) rights arising from other contractual agreements; and (iv) any additional facts and circumstances that indicate whether the Company has the ability to conduct the relevant activities of the investee.

F-57

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The financial statements of the subsidiary are included in the consolidated financial statements from the date the Company obtains control until the date when such control ceases to exist. Revenues and expenses of a subsidiary acquired or disposed of during the fiscal year are included in the results from the date the Company obtains control until the date when the Company ceases to control the subsidiary.

The subsidiary's financial statements have been prepared for the same reporting date as the parent company.

All intragroup balances, revenues, expenses, and unrealized gains and losses from intragroup transactions have been eliminated. Other comprehensive results of the parent company, where applicable, will be directly recorded in the Company’s equity, under “other comprehensive results”.

As of December 31, 2023, SABESP held 100% of direct interest in Sabesp Olímpia S/A.

3.2	Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts, and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.3	Financial assets and liabilities

Financial assets - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income, and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2023 and 2022, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•	Amortized cost

This category includes financial assets that meet the following conditions (i) assets held within the business model to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-58

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Presented as current assets, except for those with a maturity of more than 12 months after the reporting date, which are classified as noncurrent assets. The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, balances of trade receivables, accounts receivable from related parties, other assets and receivables from the Water and Basic Sanitation National Agency (ANA). Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which are initially measured at transaction price, as it contains no financing items, and are subsequently measured at amortized cost.

Financial liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. The classification depends on the purpose for which the financial liabilities were assumed. This category includes balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs, and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for the initial recognition of the net carrying amount.

Impairment of financial assets

•                  Accounts receivable

Due to the characteristics of the Company’s accounts receivable such as (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss was adopted - it consists of recognizing the expected credit loss based on the asset’s useful life.

The methodology to calculate the allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. It also considered the category of private and public customers and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate, and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and their default history, which did not result in a significant correlation between them.

F-59

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

•                  Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.4	Operating income

(a)	Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates, and discounts. Unbilled revenues represent incurred revenues in which the services were provided but not yet billed until the end of each period, and are recorded as trade receivables based on monthly estimates of the completed services.

Revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to revenue from a contract with a customer. Revenues are recognized when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

(b)	Construction revenue

Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Service Concession Arrangements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as a contract asset, in which the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

3.5	Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting date, when they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.3.

F-60

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.6	Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems and are stated at the lowest between the average cost of acquisition or realizable value and are classified in current assets.

3.7	Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined whether they will be used in the operation or sold in the short term during the ordinary course of business.

3.8	Contract Asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets after the conclusion of the works.

A Contract Asset is recognized at fair value, including the capitalization of labor, construction margin, interest, and other financial charges capitalized during the construction period of qualifying assets, where applicable, based on the weighted average rate of borrowings in effect on the capitalization date. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

The infrastructure construction values are recognized as revenue, at fair value, provided that they generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.4 (b).

F-61

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.9	Property, plant, and equipment

Property, plant, and equipment comprise mainly administrative facilities not composing the assets subject to the concession agreements. Those assets are stated at acquisition or construction cost less depreciation and impairment losses, as applicable. Where applicable, interest, other finance charges, and inflationary effects resulting from financing effectively applied to construction in progress are recorded as the cost of the respective property, plant, and equipment for the qualifying assets. A qualifying asset necessarily requires a substantial period, established by the Company as being higher than 12 months, to be ready for use, considering the completion period of the works, given that most of them take on average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Subsequent costs are included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

The depreciation of property, plant, and equipment begins when such an item becomes available for use, in its location, and under the necessary condition when this asset becomes operational. Depreciation is calculated using the straight-line method and the average rates are presented in Note 16 (a). Land is not depreciated.

The useful lives of assets are revised and adjusted, where applicable, at the end of each year.

Gains and losses on disposals are determined by the difference between the sales value and residual book balance and are recognized in profit or loss, under other operating income (expenses).

3.10	Intangible assets

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.8.

The amortization of an intangible asset begins when it becomes available for use, in its location and necessary condition, when this asset becomes operational. The amortization reflects the period in which it is expected that the asset’s future economic benefits are consumed by the Company, which may be the final term of the concession or their useful life.

The amortization of intangible assets ends when the asset is fully consumed or written off, whatever occurs first.

Donations in assets received from third parties and government entities to allow the Company to render water supply and sewage services are not recorded in the financial statements at zero cost, since these assets are owned by the granting authority.

Financial resources received as donations for infrastructure construction are recorded under “Other operating income”.

F-62

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(a)	Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply, and sewage services, signed with the granting authorities. The infrastructure used by SABESP related to service concession agreements is considered to be controlled by the granting authority when:

(i)	The granting authority controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
(ii)	The granting authority controls the infrastructure, i.e. retains the right to take back the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) must pay for the services.

Intangible assets related to the concessions are amortized on a straight-line basis over the contract period or useful life of the underlying asset, the lowest of them.

The details referring to the amortization of intangible assets are described in Note 15 (c).

(b)	Software license of use

Software licensing is capitalized based on acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized in profit or loss when incurred.

3.11	Impairment of non-financial assets

Property, plant, and equipment, intangible assets, and other noncurrent assets with defined useful lives are reviewed for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures economic and financial sustainability to public sanitation services through tariffs or indemnity.

F-63

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.12	Trade payables and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally corresponds to the bill, and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date, being presented as noncurrent liabilities.

3.13	Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs, and stated at amortized cost. See Note 17. Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

The bonds issued by the Company are not convertible into shares and are recorded similarly to borrowings.

3.14	Borrowing costs

Borrowing costs consist of interest rates and other charges incurred by the Company and arise from borrowing and financing agreements, including exchange variation.

Costs attributable to the acquisition, construction, or production of an asset, which, necessarily, requires a substantial time to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. The capitalization occurs during the construction period of the asset, considering the weighted average rate of borrowings effective on the capitalization date.

The Company analyses foreign currency-denominated borrowings or financing as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were contracted in the domestic market in similar lines of credit and loans.

3.15	Salaries, payroll charges, and social contributions

Salaries, vacations, Christmas bonuses, profit sharing, and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on an accrual basis.

The profit-sharing plan is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation and is recorded as operating cost, selling and administrative expenses, or capitalized in assets.

F-64

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.16	Provisions, legal obligations, escrow deposits, and contingent assets

Provisions are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) an outflow of resources that comprise economic benefits will probably be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are several similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined by considering the nature of these obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle an obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as a financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right.

Escrow deposits not linked to the related obligations are recorded in noncurrent assets and adjusted by the indexes defined by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the financial statements.

3.17	Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement when there is a taxable event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

F-65

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.18	Current and deferred income tax and social contribution

Income tax expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is calculated based on the taxable profit for the year and the rates effective at the end of the year. The income tax was defined at a rate of 15%, plus a 10% surtax on taxable income exceeding R$ 240. The social contribution was defined at a rate of 9% over the adjusted net income. Taxable income differs from net income (profit presented in the income statement) because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The Company periodically evaluates the positions taken in the income tax return regarding situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred taxes

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from the initial recognition of an asset or liability in a transaction that does not affect the tax basis, except in business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and are expected to be applied when the related income tax and social contribution are realized.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be used and tax losses can be offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by the same tax authority over the tax entity.

3.19	Taxes on revenues

Revenues from sanitation services are subject to Pasep (Public Servant Fund) and Cofins (Contribution for Social Security Financing) rates of 1.65% and 7.60%, except for financial revenues that are calculated at the rates of 0.65% and 4.00%, respectively.

Pasep and Cofins taxes incident on billed amounts to public entities are due when the bills are received.

These taxes are calculated by the regime of noncumulative taxation and presented net of the corresponding credits, such as deductions from gross revenues. The lines “other operating income” and “financial revenues” are presented net of such taxes on the income statement.

F-66

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

In addition, revenues from sanitation services are also subject to the Regulatory, Control, and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control, and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

3.20	Pension plan obligations

(a)	Defined benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1), as well as the additional retirement and pension plan (G0), are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows are discounted to their present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

Regarding actuarial gains and losses arising from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net asset or liability is recognized in the statement of financial position to reflect the full amount of plan’s deficit or surplus.

In the event of curtailment or settlement of the plan, related to only some of the employees covered by the plan, or where only part of an obligation is settled, the gain or loss includes a proportional share of the past service cost and actuarial gains and losses. The proportional share is determined based on the present value of the obligations before and after the curtailment or settlement.

(b)	Defined contribution

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis, which provides post-employment benefits to its employees, in which the Company makes equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.21	Financial income (expenses)

Financial income is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits, and negotiations with customers to pay by installments, calculated using the effective interest rate method.

Financial expenses refer to interest, inflation adjustments, and exchange variation mainly on borrowings and financing, provisions, public-private partnership, and program contract commitments, and are calculated using the effective interest rate method.

F-67

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Inflation adjustment gains and losses arise from the collection or payment to third parties, as contractually required by law or court decision, recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation indexes for the Company’s economic scenario.

3.22	Lease

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (f)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low-value contracts (below US$ 5,000), which are recorded as expenses when incurred.

3.23	Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.24	Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for under Law 9,249/1995 for tax-deductibility purposes, limited to the daily pro rata variation of the long-term interest rate (TJLP). The benefit attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

F-68

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.25	Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date, when the effects are significant.

3.26	Value added statement (DVA)

The purpose of the value added statement is to present the wealth generated and distributed by the Company, as required by the accounting practices adopted in Brazil, as supplementary information to the financial statements for purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books that are the base for preparing the financial statements. The first part presents the wealth generated by the Company, represented by revenues, inputs acquired from third parties and retentions, and the wealth received in transfer, represented by the equity result and financial income. The second part presents the distribution of wealth segregated into employees, taxes, fees, and contributions, value distributed to providers of capital, and value distributed to shareholders.

3.27	Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

The Company determined that it has one operating segment which is sanitation services.

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measurement of the result per segment is the profit from operations before other net operating expenses and equity accounting, which excludes construction costs and revenue.

The CODM analyzes asset and liability information on a consolidated basis. Consequently, the Company does not disclose segregated information on assets and liabilities.

Substantially all noncurrent assets and revenue generated from customers are located in the São Paulo State. Consequently, financial information is not disclosed by geographic area.

F-69

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3.28	Foreign currency translation

(a)	Functional and reporting currency

Items included in the financial statements are measured using the currency of the main economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been presented in Brazilian reais and rounded to the next thousand, except where otherwise indicated.

(b)	Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing on the transaction dates. Statements of financial position balances are translated by the exchange rate prevailing on the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant, and equipment, or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.14.

4	Changes in accounting practices and disclosures

4.1	New standards, amendments, and interpretations effective for periods beginning on or after January 01, 2023

CPC 50 / IFRS 17 – Insurance Contracts – The Company does not have contracts that meet the definition of insurance contract according to this Standard.

The amendments to CPC 26 (R1) / IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 – Making Materiality Judgements; CPC 32 / IAS 12 – Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (“single transaction”); CPC 32 / IAS 12 – Income Taxes – International Tax Reform – Pillar Two Model Rule; CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Correction of Errors — Definition of Accounting Estimates, did not impact the disclosures or amounts recognized in the annual financial statements.

4.2	New standards, amendments, and interpretations of existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

F-70

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Standard	Description	Impact

Amendments to CPC 36 (R3) / IFRS 10 – Consolidated Statements and CPC 18 (R2) / IAS 28 – Sales or Contributions of Assets between an Investor and its Associate or Joint Venture[2]	Clarify situations that involve the sale or contribution of assets between an investor and its associate or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
Amendments to CPC 26 (R1) / IAS 1 – Classification of Liabilities as Current or Noncurrent[1]

These amendments to CPC 26 (R1) / IAS 1 only affect the presentation of liabilities as current or noncurrent in the statement of financial position and not the amount or time of recognition of any asset, liability, income, or expense, or information disclosed on such items. In addition, they clarify that the classification of liabilities as current or noncurrent is based on rights existing on the balance sheet date, specify that classification is not affected by the expectations on whether an entity will exercise its right to defer the settlement of the liability, and introduce the definition of ‘settlement’ to clarify that settlement refers to the transfer, to a counterparty, of cash, equity instruments, other assets or services.

The Company does not expect any impacts from this standard.
Amendments to CPC 03 (R2) / IAS 7 – Statement of Cash Flows and CPC 40 (R1) / IFRS 7 – Financial Instruments: Disclosure[1]

The amendments add a disclosure objective in CPC 03 (R2) / IAS 7 stating that information about their supplier financing arrangements should be disclosed to allow users of the financial statements to assess the effects of these agreements on the entity’s liabilities and cash flows. Additionally, CPC 40 (R1) / IFRS 7 was amended to include supplier financing arrangements as an example within the requirements for disclosing information about the entity’s exposure to liquidity risk concentration.

The Company does not expect effects from these amendments.

F-71

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Amendments to CPC 06 (R2) / IFRS 16 – Leases – Lease liability in a “Sale and Leaseback” transaction[1]

The amendments to CPC 06 (R2) / IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that meet the requirements of CPC 47 / IFRS 15 for accounting purposes as a sale. The amendments require that the seller-lessee determine “lease payments” or “revised lease payments” so that the seller-lessee does not recognize a gain or loss related to the right-of-use retained by the seller-lessee after the commencement date.

The amendments do not impact the gain or loss recognized by the seller-lessee related to the total or partial termination of a lease. Without these new requirements, a seller-lessee may have recognized a gain on the right-of-use retained solely because of the remeasurement of the lease liability (for instance, after a modification or change in the lease term) that applies the general requirements in CPC 06 (R2) / IFRS 16. This may have been particularly the case in a sublease that includes variable lease payments not dependent on an index or rate.

The Company does not expect effects from these amendments.

1.	Effective for annual periods beginning on or after January 01, 2024.
2.	The effective date of the amendments has not yet been defined by IASB.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

F-72

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

5	Risk management

5.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 2,785,853 as of December 31, 2023 (R$ 2,809,441 as of December 31, 2022), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

F-73

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated		Parent Company
	December 31, 2023		December 31, 2022
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	280,188	1,356,474	191,022	996,695
Borrowings and financing – Yen	41,078,385	1,405,702	45,369,189	1,795,259
Interest and charges from borrowings and financing – US$		15,510		6,985
Interest and charges from borrowings and financing – Yen		8,167		10,502
Total exposure		2,785,853		2,809,441
Borrowing cost – US$		(37,520)		(31,037)
Borrowing cost – Yen		(2,442)		(2,646)
Total foreign currency-denominated borrowings (Note 17)		2,745,891		2,775,758

The 1.1% decrease in the balance of the foreign currency-denominated debt from December 31, 2023, compared to December 31, 2022, was mainly impacted by the depreciation of the US dollar and Yen against the Brazilian real. The table below shows the prices and exchange variations in the period:

	December 31, 2023	December 31, 2022	Var.
US$	R$ 4.8413	R$ 5.2177	-7.2%
Yen	R$ 0.03422	R$ 0.03957	-13.5%

Borrowings and financing fell by R$ 309,854 in 2023 (a decrease of R$ 488,614 in 2022), see Note 17 (ii). As of December 31, 2023, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the U.S. dollar and Yen with all other variables held constant, the effects on the result before funding costs in the year would have been R$ 278,586 in 2023 (R$ 280,944 in 2022), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

F-74

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Parent Company and Consolidated
Probable scenario
(*)
Net currency exposure as of December 31, 2023 in US$ - Liabilities	280,188

US$ rate as of December 31, 2023	4.8413
Exchange rate estimated according to the scenario	5.0000
Difference between the rates	(0.1587)

Effect on the net financial result R$ - (loss)	(44,466)

Net currency exposure as of December 31, 2023, in Yen - Liabilities	41,078,385

Yen rate as of December 31, 2023	0.03422
Exchange rate estimated according to the scenario	0.03590
Difference between the rates	(0.00168)

Effect on the net financial result R$ - (loss)	(69,012)

Total effect on the net financial result in R$ - (loss)	(113,478)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for December 31, 2024 were used, according to the Focus-BACEN and B3’s Benchmark Rate report, of December 31, 2023, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

F-75

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022
CDI (i)	9,966,111	9,251,150
TR (ii)	1,684,711	1,635,587
IPCA (iii)	3,038,378	3,073,435
TJLP (iv)	1,365,806	1,433,029
SOFR (v)	1,356,473	996,697
Interest and charges	392,906	424,856
Total	17,804,385	16,814,754

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of December 31, 2023, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 178,044 (R$ 168,148 in 2022), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2023 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10, and 11.

F-76

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody’s, and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Cash and cash equivalents and financial investments
AA(bra)	-	2,237,629	-
AAA(bra)	2,939,713	1,011,685	2,940,690
Others (*)	324,546	296,044	324,546
	3,264,259	3,545,358	3,265,236

(*) As of December 31, 2023, this category includes R$ 322,241 (R$ 289,908 as of December 31, 2022) referring to Banco BV, current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

F-77

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of December 31, 2023.

	Parent Company
	2024	2025	2026	2027	2028	2029 onwards	Total
December 31, 2023

Liabilities
Borrowings and financing	4,242,785	3,793,478	3,444,022	3,345,107	2,454,561	10,862,692	28,142,645
Trade payables and contractors	456,064	-	-	-	-	-	456,064
Services payable	749,226	-	-	-	-	-	749,226
Public-Private Partnership - PPP	488,086	449,838	464,863	480,389	496,434	6,210,305	8,589,915
Program Contract Commitments	21,622	1,215	1,215	1,215	1,215	11,550	38,032
Total	5,957,783	4,244,531	3,910,100	3,826,711	2,952,210	17,084,547	37,975,882

	Consolidated
	2024	2025	2026	2027	2028	2029 onwards	Total
December 31, 2023

Liabilities
Borrowings and financing	4,242,785	3,793,478	3,444,022	3,345,107	2,454,561	10,862,692	28,142,645
Trade payables and contractors	456,215	-	-	-	-	-	456,215
Services payable	750,732	-	-	-	-	-	750,732
Public-Private Partnership - PPP	488,086	449,838	464,863	480,389	496,434	6,210,305	8,589,915
Program Contract Commitments	21,622	1,215	1,215	1,215	1,215	11,550	38,032
Total	5,959,440	4,244,531	3,910,100	3,826,711	2,952,210	17,084,547	37,977,539

F-78

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1) to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2023, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

F-79

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Parent Company and Consolidated
December 31, 2023
Indicators	Exposure	Probable scenario

Assets
CDI	3,233,218	10.0400%(**)
Financial income		324,615

Liabilities
CDI	(9,966,111)	10.0400%(**)
Interest to be incurred		(1,000,598)

CDI net exposure	(6,732,893)	(675,983)

Liabilities
TR	(1,684,711)	0.0064%(**)
Expenses to be incurred		(108)

IPCA	(3,038,378)	3.9000%(*)
Expenses to be incurred		(118,497)

TJLP	(1,365,806)	6.4300%(*)
Interest to be incurred		(87,821)

SOFR (***)	(1,356,473)	4.8193%(***)
Interest to be incurred		(65,373)

Total expenses to be incurred, net		(947,782)

(*) Source: BACEN of December 31, 2023
(**) Source: B3 of December 31, 2023
(***) Source: Bloomberg

F-80

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

5.2	Capital management

The Company’s objectives when managing capital are to ensure it continues to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023

Total borrowings and financing (Note 17)	19,536,350	18,958,671	19,536,350
(-) Cash and cash equivalents (Note 7)	(838,338)	(1,867,485)	(838,484)
(-) Financial investments (Note 8)	(2,425,921)	(1,677,873)	(2,426,752)

Net debt	16,272,091	15,413,313	16,271,114
Total equity	29,857,376	27,333,533	29,857,376

Total (shareholders plus providers of capital)	46,129,467	42,746,846	46,128,490

Leverage ratio	35%	36%	35%

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

F-81

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

5.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments were as follows:

Financial Assets

	Parent Company
	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	838,338	838,338	1,867,485	1,867,485
Financial investments	2,425,921	2,425,921	1,677,873	1,677,873
Restricted cash	54,944	54,944	37,474	37,474
Trade receivables	3,853,398	3,853,398	3,277,808	3,277,808
ANA	2,673	2,673	9,193	9,193
Other assets	274,924	274,924	212,674	212,674

	Consolidated
	December 31, 2023
	Carrying amount	Fair value
Cash and cash equivalents	838,484	838,484
Financial investments	2,426,752	2,426,752
Restricted cash	54,944	54,944
Trade receivables	3,856,723	3,856,723
ANA	2,673	2,673
Other assets	196,065	196,065

F-82

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,196,545 as of December 31, 2023 (R$ 1,156,743 as of December 31, 2022), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 1,076,174 (R$ 1,060,040 as of December 31, 2022), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	Parent Company
	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	19,536,350	19,950,055	18,958,671	19,260,133
Trade payables and contractors	456,064	456,064	430,946	430,946
Services payable	749,226	749,226	723,242	723,242
Program Contract Commitment	34,016	34,016	112,385	112,385
Public-Private Partnership - PPP	3,286,614	3,286,614	2,959,181	2,959,181

	Consolidated
	December 31, 2023
	Carrying amount	Fair value
Borrowings and financing	19,536,350	19,950,055
Trade payables and contractors	456,215	456,215
Services payable	750,732	750,732
Program Contract Commitment	34,016	34,016
Public-Private Partnership - PPP	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

F-83

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP, or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financings have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for these types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to entities in general, with such long-term characteristics, is usually restricted to BNDES.

(iv)	Other financings in local currency are considered by the carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates plus SOFR’s future rate, obtained with Bloomberg, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2023.

(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2023.

(vii)	Lease and finance leases based on IFRS 16 correspond to instruments valued at their present value. Thus, the Company discloses the amount recorded as of December 31, 2023, as market value.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets, and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

F-84

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

6	Key accounting estimates and judgments

The preparation of the financial statements requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1	Main judgments in applying the accounting policies

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

6.2	Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the financial statements, are disclosed as follows:

(a)    Allowance for doubtful accounts

The Company establishes allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.3 and 3.5.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts history, current economic trends, aging of the accounts receivable portfolio, and expectation of future losses. Although the Company believes that the assumptions used are reasonable, the actual results may be different.

(b)    Intangible assets arising from concession agreements and program contracts

Intangible assets are those arising from concession contracts, and the main costs are transferred from the Contract Asset, as described in Note 3.8.

Intangible assets under Concession Agreements, Service Agreements, and Program Contracts are amortized on a straight-line basis according to the period of the contract or the useful life of the asset or contract period, the lowest of them. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.10 and 15.

The recognition of the fair value of the intangible assets arising from an exchange for an asset, involving concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

F-85

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(c)    Pension Plan Obligations – Pension Plans

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.20 and 22.

Defined pension plan obligations recognized in the statement of financial position consist of the present value of the defined benefit obligation on the reporting date less the fair value of the plan’s assets. The obligation of such benefit is calculated on an annual basis by independent actuaries, using the projected credit unit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates compatible with market returns, which are denominated in the currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(d)    Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations calculated according to Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Deferred tax assets and liabilities are recorded based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income, and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes 3.18 and 19.

(e)    Provisions

The provisions for civil, labor, environmental, and tax risks are created based on Notes 3.16 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted taking into consideration changes in the circumstances involved.

(f)     Unbilled revenue

Unbilled revenue corresponds to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.4 and 10.

F-86

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

7	Cash and cash equivalents

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023

Cash and banks	31,041	139,844	31,187
Cash equivalents	807,297	1,727,641	807,297
Total	838,338	1,867,485	838,484

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of December 31, 2023, the average yield of cash equivalents corresponded to 96.25% of CDI (95.69% as of December 31, 2022).

8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Banco BV	322,240	289,909	322,240
Banco Itaú Unibanco S/A	-	403,732	-
Banco Bradesco S/A	643,445	578,752	643,445
Banco BTG Pactual S/A	449,241	404,363	449,241
Banco do Brasil S/A	1,010,995	1,117	1,011,826
	2,425,921	1,677,873	2,426,752

As of December 31, 2023, the average yield of the financial investments corresponded to 103.3% of CDI (102.9% as of December 31, 2022).

F-87

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

9	Restricted cash

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022

Agreement with the São Paulo Municipal Government (i)	47,749	30,231
Brazilian Federal Savings Bank – escrow deposits	365	433
Other	6,830	6,810
	54,944	37,474

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

F-88

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

10	Trade receivables

(a)	Statement of financial position details

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,199,475	2,287,782	2,200,921
Agreements (iii)	839,010	416,550	839,010

	3,038,485	2,704,332	3,039,931
Government entities:
Municipal	623,434	609,731	623,601
Federal	8,036	10,644	8,036
Agreements (iii)	374,372	372,943	374,372

	1,005,842	993,318	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,343	4,048	4,343
São Caetano do Sul	45,333	45,367	45,333

Total wholesale customers – Municipal governments	49,676	49,415	49,676

Unbilled supply	1,136,604	959,260	1,138,316

Subtotal	5,230,607	4,706,325	5,233,932
Allowance for doubtful accounts	(1,377,209)	(1,428,517)	(1,377,209)

Total	3,853,398	3,277,808	3,856,723

Current	3,580,962	3,062,574	3,584,287
Noncurrent	272,436	215,234	272,436

Total	3,853,398	3,277,808	3,856,723

F-89

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

(b)	The aging of trade receivables is as follows:

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023

Current	2,635,280	2,244,754	2,723,975
Past-due:
Up to 30 days	627,472	489,709	627,986
From 31 to 60 days	271,476	248,128	271,476
From 61 to 90 days	181,639	165,306	181,639
From 91 to 120 days	127,421	150,941	127,421
From 121 to 180 days	290,610	281,530	290,610
From 181 to 360 days	57,289	58,702	57,289
Over 360 days	1,039,420	1,067,255	953,536

Total past-due	2,595,327	2,461,571	2,509,957

Total	5,230,607	4,706,325	5,233,932

F-90

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(c)	Allowance for doubtful accounts

	Parent Company and Consolidated	Parent Company
Changes in assets	December 31, 2023	December 31, 2022

Balance at the beginning of the year	1,428,517	1,280,088
Constitution/(reversal) of losses	21,103	209,360
Recoveries	(72,411)	(60,931)

Balance at the end of the year	1,377,209	1,428,517

	Parent Company and Consolidated	Parent Company
Reconciliation of estimated/historical losses at the result	December 31, 2023	December 31, 2022

Write-offs	(703,325)	(636,366)
(Losses)/reversal with state entities – related parties	(903)	2,738
(Losses)/reversal with the private sector/government entities	(21,103)	(209,360)
Recoveries	72,411	60,931

Amount recorded as expense (Note 29)	(652,920)	(782,057)

The Company does not have customers individually accounting for 10% or more of its total revenues.

(d)	Judicial Bonds

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered bad debt expenses ('PECLD') in their entirety, and the updated values of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties regarding their realization.

As of December 31, 2023, the Company has registered warrants issued in its favor, currently totaling R$ 3,085,265 (R$ 2,807,318 as of December 31, 2022), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the Financial Statements.

F-91

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

The Company did not negotiate its registered warrants in the current fiscal year or in the comparative years, and there are no ongoing negotiations, as follows:

	Parent Company and Consolidated	Parent Company
Debtor	December 31, 2023	December 31, 2022
Municipality of São Paulo	3,042,927	2,656,113
Municipality of Cotia	15,456	103,729
Municipality of Cachoeira Paulista	14,964	13,672
Other	11,918	33,804
Total	3,085,265	2,807,318

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with the municipalities.

F-92

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

11	Related-party balances and transactions

(a)    São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Accounts receivable
Current:
Sanitation services (ii)	169,508	144,937	169,515
Allowance for losses	(50,498)	(49,595)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (iii) and (iv)	36,241	13,376	36,241
- GESP Agreement – 2015 (vi)	106,022	97,075	106,022

Total current	261,273	205,793	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (vi)	933,911	949,589	933,911

Total noncurrent	935,272	950,950	935,272

Total receivables	1,196,545	1,156,743	1,196,552

Assets:
Sanitation services	120,371	96,703	120,378
Reimbursement of additional retirement and pension benefits paid (G0)	1,076,174	1,060,040	1,076,174

Total	1,196,545	1,156,743	1,196,552

Liabilities:
Interest on capital payable	420,564	372,550	420,564

F-93

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company		Consolidated
	2023	2022	2023

Revenue from sanitation services	775,981	661,955	775,988
Payments from related parties	(741,089)	(632,501)	(741,089)

Payment received from reimbursement referring to Law 4,819/1958	(189,713)	(186,690)	(189,713)

(ii)	Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it, in terms and conditions deemed by Management as usual market terms and conditions, except for the settlement of credits, which may be made according to item (iii) of this Note.

(iii)	Reimbursement of additional retirement and pension benefits paid

Refers to additional retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees or pensioners, referred to as G0.

Under the GESP Agreement executed in 2001, the São Paulo State acknowledges being responsible for the charges arising from the Benefits, provided that the payment criteria established by the State Personnel Expenses Department (DDPE) be met, based on legal guidance of the Legal Counsel of the Treasury Department and the State Attorney General Office (PGE).

As explained in item (iv), the São Paulo State’s validation of the amounts due to the Company because of the Benefits found divergences regarding the calculation and eligibility criteria of the Benefits applied by the Company.

See additional information about the G0 plan in Note 22 (ii).

As a result of a court decision, SABESP is responsible for the payments.

F-94

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(iv)	Disputed amounts

As of November 17, 2008, the Company and the São Paulo State signed the Third Amendment to the GESP Agreement, when the disputed and undisputed amounts were calculated. The amendment established the efforts to calculate the Disputed Amount of the Benefits. According to clause four of such instrument, the Disputed Amount consists of the difference between the Undisputed Amount and the amount actually paid by the Company as additional retirement and pension benefits provided for in Law 4,819/1958, for which the State was originally responsible for because of a court decision.

By entering into the Third Amendment, the State Attorney General Office (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of the benefits provided for in Law 4,819/1958. At the time, this expectation was based on the willingness of the PGE to reassess the matter and the implied right of the Company to the reimbursement, including based on opinions from external legal counsel.

However, the recent opinions issued by the PGE received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as Disputed Amount.

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied in the calculation of the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed as undisputed.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the Disputed Amount in a friendly way.

Continuing the actions that aim to recover the credit that Management understands to be owed by the São Paulo State, related to the divergences in the reimbursement of the additional retirement and pension benefits paid by the Company, SABESP: (i) on March 24, 2010, addressed a message to the Controlling Shareholder by sending a letter resolved by the Executive Board proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, sent to the Treasury Department a proposal of an agreement to settle said pending matters. The proposal was not accepted; (iii) on November 9, 2010, filed a lawsuit against the São Paulo State seeking full reimbursement of the amounts paid as benefits provided for in Law 4,819/1958 to settle the Disputed Amount under discussion between the Company and the São Paulo State. Despite the lawsuit, the Company will insist on reaching an agreement during the course of the lawsuit, as it believes that a reasonable agreement is better for the Company and its shareholders than waiting for the end of the lawsuit.

As of December 31, 2023 and 2022, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,583,449 and R$ 1,482,140, respectively, for which allowances for doubtful accounts were created for the total amount.

F-95

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(v)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of December 31, 2023 and 2022, the amounts corresponding to such actuarial liability were R$ 2,098,622 and R$ 2,002,075, respectively. For detailed information on additional retirement and pension benefits, see Note 22.

(vi)	GESP Agreement – 2015

On March 18, 2015, the Company, the São Paulo State, and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement totaling R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609,109 is being paid in 156 monthly installments, adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus a simple interest of 0.5% per month.

As of July 22, 2022, the decision regarding the lawsuit that challenged the possibility of transferring the reservoirs was published in the State Official Gazette, preventing the transfer of the reservoirs to SABESP. Accordingly, as provided for in the agreement, the São Paulo State will pay SABESP, in addition to the principal, an inflation adjustment of R$ 316,027 (restated until February 2015) in 60 installments, beginning in April 2030. The amount will be adjusted by IPCA until the initial date of the payments and, as of that date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

In July 2022, R$ 325,561 referring to the adjustment for inflation until that date was recorded at present value.

As of December 31, 2023, the balance receivable was R$ 106,022 in current assets (R$ 97,075 as of December 31, 2022) and R$ 933,911 in noncurrent assets (R$ 949,589 as of December 31, 2022).

F-96

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(b)    Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of December 31, 2023, the balance of the agreement totaled R$ 8,876 and R$ 99,279 (R$ 8,456 and R$ 95,033 as of December 31, 2022), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)    Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State Government that benefit them with a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)    Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17.

(e)    Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

In 2023, expenses with employees assigned to other state entities totaled R$ 8,165 (R$ 800 in 2022).

No expenses with employees from other entities assigned to the Company were recorded in 2023 and 2022.

(f)     Non-operating assets

As of December 31, 2023 and 2022, the Company’s land and lent structures totaled R$ 3,613.

F-97

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(g)    SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2023, totaled R$ 44,249 (R$ 148,116 as of December 31, 2022). See Note 22.

(h)    Compensation of the Fiscal Council and Management Key Personnel

The compensation of the Executive Officers, members of the Audit Committee and Boards of Directors, and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines of the State Capital Defense Council (CODEC) and is defined at the Annual Shareholders’ Meeting, as per article 152 of Brazilian Corporation Law.

CODEC defines that the proposal for global and individual compensation of the statutory bodies for publicly held companies listed in B3’s Novo Mercado segment, controlled by the State, must be prepared by the Board of Directors under the Company’s Bylaws, within the scope of the Institutional Compensation Policy and submitted for approval of the Annual Shareholders’ Meeting.

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council, and Executive Board receive an annual reward equivalent to a monthly fee, calculated on a prorated basis referring to fees in effect in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, healthcare, private pension, annual rest (with the characteristic of paid leave of thirty (30) calendar days, with additional payment corresponding to one-third of the monthly fees for such rest), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, under the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual, and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times each Director’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation of the members of the Fiscal Council appointed by the controlling shareholder and Management members totaled R$ 8,550 and R$ 6,175 in 2023 and 2022, respectively.

Additional amounts of R$ 1,885 and R$ 1,305, referring to the executive officers’ bonus program, were recorded in 2023 and 2022, respectively.

F-98

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(i)     Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

Aquapolo Ambiental

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company, until the borrowings and financing requested with financial institutions are granted.

The loan originally matured on April 30, 2015, but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which matures on December 30, 2021, and the last on December 30, 2023.

This agreement was settled on July 21, 2023.

Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

As of December 31, 2023, the balance of principal and interest of this agreement totaled R$ 694 and R$ 2,814, which was recorded in “Other assets” under current and noncurrent assets (R$ 242 and R$ 2,814, respectively, as of December 31, 2022), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the first installment of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of December 31, 2023, the balance of principal and interest of this agreement totaled R$ 78,611, which was recorded in “Other assets” under noncurrent assets, at CDI + 2% p.a.

This agreement was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

F-99

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(j)     FEHIDRO

In April 2021, the Company entered into three financing agreements under the State Fund for Water Resources (FEHIDRO). The funds will be aimed at the execution of works and sewage services in the municipalities of São Paulo, Itapecerica da Serra, and Vargem Grande Paulista. The investment totaled R$ 10.8 million, R$ 8.7 million of which, or 80% of the total, will be financed by FEHIDRO, and R$ 2.1 million, or 20% of the total, will be financed by SABESP. The financing interest rate is 3.00% p.a., with a total term of 59 months, 18 months of which corresponds to the grace period, and 41 months to amortization.

As of December 31, 2023, the balance of these financings totaled R$ 1,278 (R$ 5,108 as of December 31, 2022).

12	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect the returns over the investments, indicating participating shared control (joint venture – CPC 19 (R2)), except for SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, consolidated this SPE, according to the Accounting Policy described in Note 3.1.

(a) Sesamm

As of August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a 30-year term from the signature date of the concession agreement with the municipality, to provide services to complement the implementation of the sewage removal system and the implementation of the operation of the sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

As of December 31, 2023, the company’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value, of which SABESP holds an interest of 36%, while GS Inima holds an interest of 64%.

The operations initiated in June 2012.

(b) Águas de Andradina

As of September 15, 2010, Águas de Andradina S/A was incorporated for an indefinite term, to provide water supply and sewage services to the municipality of Andradina.

As of December 31, 2023, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Andradina as a guarantee for the issue of Letters of Guarantee with BNDES.

F-100

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The operations initiated in October 2010.

(c)  Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated to provide water supply and sewage services in the municipality of Castilho.

As of December 31, 2023, the company’s share capital was R$ 2,785, divided into 2,785,276 registered shares with no par value, of which SABESP holds an interest of 30%, while Iguá holds an interest of 70%.

The Company pledges 100% of the interest held in Águas de Castilho as a guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

(d) Attend Ambiental

As of August 23, 2010, Attend Ambiental S/A was incorporated to implement and operate a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2023, the company’s share capital was R$ 23,494, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45%, while Estre holds an interest of 55%.

The operations initiated in December 2014.

(e) Aquapolo Ambiental

As of October 8, 2009, Aquapolo Ambiental was incorporated with the purpose of producing, supplying, and selling reuse water to Quattor Química S/A; Quattor Petroquímica S/A; Quattor Participações S/A and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2023, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%, while GS Inima Industrial holds an interest of 51%.

F-101

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as a guarantee for the borrowing obtained through a debenture issue.

The operations initiated in October 2012.

(f)  Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda. (Servtec) and Tecniplan Engenharia e Comércio Ltda. (Tecniplan), whose purpose is the implementation and commercial exploration of hydraulic potentials in Small Hydroelectric Power Plants (SHPPs) located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2023, the company’s share capital was R$ 28,989, divided into 8,679,040 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5%, and Tecniplan 37.5%.

The operations started in December 2023.

(g) Cantareira SP Energia

As of October 28, 2022, Cantareira SP Energia S/A was created with the purpose of developing, producing, and selling photovoltaic energy; selling and purchasing energy; renting, loaning, and leasing own or third-party assets; operating and maintaining energy generation plants; and holding an interest in other companies.

As of December 31, 2023, the company’s share capital was R$ 1,000, divided into 1,000,000 registered common shares with no par value, of which SABESP holds an interest of 49%, while Pacto SP Energia I Ltda. holds an interest of 51%.

As of December 31, 2023, operations had not initiated yet.

F-102

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(h) FOXX URE-BA Ambiental S/A

As of December 22, 2022, SABESP acquired shares from FOXX URE-BA Ambiental S/A, for R$ 40,000 for the acquisition of 20% of the company’s share capital, corresponding to R$ 13,852. The difference paid, of R$ 26,148, was recorded in intangible assets under “Right of use – Investments”. As of December 23, 2022, the Company contributed R$ 865. The business purpose of FOXX URE-BA is to provide services, under a concession regime, related to the treatment and final disposal of solid urban waste, including all waste from domestic and commercial collection, sweeping, pruning, cleaning of streets and other public highways, and the urban drainage system, the provision of these services and related activities to third parties with which it has executed contracts for such a purpose, including investments and works of the treatment unit, implemented and operated by the company, for the treatment and final disposal of waste, operation of revenue sources, carbon credits, and the byproduct resulting from the treatment process and final disposal of urban solid waste, as well as selling electricity.

As of December 31, 2023, the company’s share capital was R$ 69,258, divided into 69,257,657 registered common shares with no par value, of which SABESP holds an interest of 20%, while FOXX Inova Ambiental S/A holds an interest of 80%.

(i)   Infranext Soluções em Pavimentação S/A

As of December 07, 2022, SPE Infranext Soluções e Pavimentação S/A was created to sell cold asphalt and related products, provide related services, make investments, and hold interest in other companies.

As of December 31, 2023, the company’s share capital was R$ 7,050, divided into 7,050,000 registered common shares with no par value. The company’s total share capital will be R$ 12,000, divided into 12,000,000 registered, book-entry common shares, of which SABESP will hold an interest of 45% and DVS – Locação de Equipamentos Ltda. will hold an interest of 55%.

As of December 31, 2023, operations had not initiated yet.

(j)   SABESP Olímpia S/A

As of August 11, 2023, Sabesp Olímpia S/A was incorporated with the corporate purpose of providing public water supply and sewage services in the municipality of Olímpia/SP, under the Concession Agreement resulting from the Bid Notice 02/2023.

F-103

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

As of December 31, 2023, the company’s share capital was R$ 811, divided into 811.121 registered common shares with no par value. The company’s total share capital will be R$ 8,111, divided into 8,111,208 registered common shares with no par value, of which SABESP will hold an interest of 100%.

The operations initiated in December 2023.

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Dividends distributed	Profit (loss) for the year
	December 31, 2023	December 31, 2022	2023	2023	2023	(*)	2022

Sesamm	61,275	59,371	-	(18,485)	20,389	-	14,825
Águas de Andradina	34,088	30,777	-	-	3,311	-	1,186
Águas de Castilho	12,784	10,787	-	-	1,997	-	1,403
Attend Ambiental	43,263	29,729	-	(4,215)	17,749	-	8,177
Aquapolo Ambiental	102,442	73,926	-	(9,000)	37,516	-	30,496
Paulista Geradora de Energia - PGE (**)	42,307	10,486	30,093	-	1,728	-	(744)
Cantareira SP Energia	10,650	1,000	10,114	-	(464)	-	-
FOXX URE-BA Ambiental	63,309	69,258	4,325	-	(1,686)	(8,588)	-
Infranext Soluções em Pavimentação (***)	4,699	7,050	-	-	(2,351)	-	-
Sabesp Olímpia	(3,066)	-	811	-	(3,877)	-	-

(*)        The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**) In October 2022, it was agreed at the Extraordinary Meeting a capital contribution of R$ 20,310 thousand, and SABESP paid R$ 5,077 in December 2022, corresponding to 25%. Servtec and Tecniplan paid R$ 15,233 in June 2023, corresponding to 75%. In 2023, a contribution of R$ 20,600 was defined, with Servtec and Tecniplan paying R$ 14,860 of this amount. As of December 31, 2023, the contributions from Servtec and Tecniplan, of R$ 295 each, and the contribution from SABESP, of R$ 5,150, were still pending.

(****)       Infranext’s share capital will be R$ 12,000. As of December 31, 2023, SABESP had an outstanding payable amount of R$ 4,950.

F-104

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company
	Investments		Contribution	Dividends distributed	Reclassification (***)	Equity results of investments in affiliates			Interest percentage
	December 31, 2023	December 31, 2022	2023	2023	2023	2023	(*)	2022	December 31, 2023	December 31, 2022
Sesamm	22,059	21,374	-	(6,655)	-	7,340	-	5,337	36%	36%
Águas de Andradina	10,225	9,233	-	-	-	992	-	356	30%	30%
Águas de Castilho	3,835	3,236	-	-	-	599	-	421	30%	30%
Attend Ambiental	19,469	13,379	-	(1,897)	-	7,987	-	3,680	45%	45%
Aquapolo Ambiental	50,196	36,223	-	(4,410)	-	18,383	-	14,943	49%	49%
Paulista Geradora de Energia	6,861	6,429	-	-	-	432	-	(186)	25%	25%
Cantareira SP Energia	5,212	490	4,949	-	-	(227)	-	-	49%	49%
FOXX URE-BA Ambiental	12,663	13,852	865	-	-	(337)	(1,717)	-	20%	20%
Infranext Soluções em Pavimentação	-	450	-	-	608	(1,058)	-	-	45%	45%
Sabesp Olímpia	-	-	811	-	3,066	(3,877)	-	-	100%	-
Total	130,520	104,666	6,625	(12,962)	3,674	30,234	(1,717)	24,551
FOXX URE-BA Ambiental – Fair value (**)	25,244	-
Other investments	6,099	6,099
Overall total	161,863	110,765

(*)        Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2023.

(***)       The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

F-105

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Consolidated
	Investments		Contribution	Dividends distributed	Reclassification (***)	Equity results of investments in affiliates			Interest percentage
	December 31, 2023	December 31, 2022	2023	2023	2023	2023	(*)	2022	December 31, 2023	December 31, 2022
Sesamm	22,059	21,374	-	(6,655)	-	7,340	-	5,337	36%	36%
Águas de Andradina	10,225	9,233	-	-	-	992	-	356	30%	30%
Águas de Castilho	3,835	3,236	-	-	-	599	-	421	30%	30%
Attend Ambiental	19,469	13,379	-	(1,897)	-	7,987	-	3,680	45%	45%
Aquapolo Ambiental	50,196	36,223	-	(4,410)	-	18,383	-	14,943	49%	49%
Paulista Geradora de Energia	6,861	6,429	-	-	-	432	-	(186)	25%	25%
Cantareira SP Energia	5,212	490	4,949	-	-	(227)	-	-	49%	49%
FOXX URE-BA Ambiental	12,663	13,852	865	-	-	(337)	(1,717)	-	20%	20%
Infranext Soluções em Pavimentação	-	450	-	-	608	(1,058)	-	-	45%	45%
Total	130,520	104,666	5,814	(12,962)	608	34,111	(1,717)	24,551
FOXX URE-BA Ambiental – Fair value (**)	25,244	-
Other investments	6,099	6,099
Overall total	161,863	110,765

(*)        Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 2022 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of FOXX URE-BA in 2023.

(***)       The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

F-106

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

13	Investment Properties

	Parent Company and Consolidated
	December 31, 2022	Depreciation	December 31, 2023

Investment properties	46,726	(48)	46,678

	Parent Company
	December 31, 2021	Additions	Depreciation	December 31, 2022

Investment properties	46,126	648	(48)	46,726

As of December 31, 2023, the market value of these properties was approximately R$ 393,600 (R$ 386,000 as of December 31, 2022).

14	Contract asset

	Parent Company and Consolidated
	December 31, 2022	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2023 (iii)

Total contract asset	8,613,968	6,026,053	384	(7,247,309)	7,393,096

	Parent Company
	December 31, 2021	Additions	Transfers	Transfers of works to intangible assets	December 31, 2022

Total contract asset	8,550,102	5,240,528	2,702	(5,179,364)	8,613,968

(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 2,528 million, R$ 377 million, and R$ 180 million, respectively.
(ii)	The largest transfers of the period were located in the municipalities of São Paulo, Franca, and São Bernardo do Campo, totaling R$ 3,306 million, R$ 314 million, and R$ 260 million, respectively.

F-107

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(iii)	The largest works were located in the municipalities of São Paulo, Francisco Morato, and Guarulhos, totaling R$ 2,053 million, R$ 255 million, and R$ 252 million, respectively.

As of December 31, 2023, the contract asset did not include any amounts recorded as a lease (R$ 276,893 as of December 31, 2022).

(a)    Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset during the construction period. In 2023 and 2022, the Company capitalized R$ 638,208 and R$ 622,803, respectively.

(b)    Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. In 2023 and 2022, the margin was 2.3%.

In 2023 and 2022, the construction margins were R$ 125,603 and R$ 109,369, respectively.

(c)     Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. In 2023 and 2022, expropriations totaled R$ 58,682 and R$ 62,599, respectively.

F-108

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

15	Intangible assets

(a)    Statement of financial position details

	Parent Company
	December 31, 2023			December 31, 2022
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	747,925	(241,808)	506,117	722,730	(223,404)	499,326
Concession agreements – economic value	1,686,384	(1,048,624)	637,760	1,585,271	(933,232)	652,039
Program contracts	30,267,977	(9,583,480)	20,684,497	26,875,408	(8,537,949)	18,337,459
Program contracts – commitments	1,709,757	(497,731)	1,212,026	1,709,757	(444,765)	1,264,992
Service contracts – São Paulo	29,161,286	(8,967,701)	20,193,585	25,584,703	(7,714,252)	17,870,451
Software license of use	1,300,504	(787,280)	513,224	1,249,881	(654,477)	595,404
Right of use – Other assets	217,204	(99,144)	118,060	170,921	(95,869)	75,052
Right of use – Investments	-	-	-	26,148	-	26,148
Total	65,091,037	(21,225,768)	43,865,269	57,924,819	(18,603,948)	39,320,871

	Consolidated
	December 31, 2023
	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	747,925	(241,808)	506,117
Concession agreements – economic value	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(411)	147,589
Program contracts	30,267,977	(9,583,480)	20,684,497
Program contracts – commitments	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	29,161,286	(8,967,701)	20,193,585
Software license of use	1,300,504	(787,280)	513,224
Right of use – Other assets	217,204	(99,144)	118,060
Total	65,239,037	(21,226,179)	44,012,858

F-109

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(b)   Changes

	Parent Company
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	22	27,774	(934)	(307)	(19,764)	506,117
Concession agreements – economic value	652,039	60	115,841	63	(119)	(130,124)	637,760
Program contracts (*)	18,337,459	159	3,337,155	93,417	(4,933)	(1,078,760)	20,684,497
Program contracts – commitments	1,264,992	-	-	-	-	(52,966)	1,212,026
Service contracts – São Paulo	17,870,451	430	3,717,006	(113,378)	(2,237)	(1,278,687)	20,193,585
Software license of use	595,404	1,397	49,533	(88)	-	(133,022)	513,224
Right of use – Other assets	75,052	108,405	-	-	(31)	(65,366)	118,060
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	110,473	7,247,309	(47,068)	(7,627)	(2,758,689)	43,865,269

(*) As of December 31, 2023, Concession Agreements – equity value, and Program Contracts included leases totaling R$ 43,738 and R$ 330,941 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

F-110

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Consolidated
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	22	27,774	(934)	(307)	(19,764)	506,117
Concession agreements – economic value	652,039	60	115,841	63	(119)	(130,124)	637,760
Concession agreements – new contracts	-	148,000	-	-	-	(411)	147,589
Program contracts (*)	18,337,459	159	3,337,155	93,417	(4,933)	(1,078,760)	20,684,497
Program contracts – commitments	1,264,992	-	-	-	-	(52,966)	1,212,026
Service contracts – São Paulo	17,870,451	430	3,717,006	(113,378)	(2,237)	(1,278,687)	20,193,585
Software license of use	595,404	1,397	49,533	(88)	-	(133,022)	513,224
Right of use – Other assets	75,052	108,405	-	-	(31)	(65,366)	118,060
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	258,473	7,247,309	(47,068)	(7,627)	(2,759,100)	44,012,858

	Parent Company
	December 31, 2021	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2022
Intangible right arising from:
Concession agreements - equity value (*)	491,057	-	27,166	(144)	(115)	(18,638)	499,326
Concession agreements – economic value	681,441	13	48,428	33,576	(9)	(111,410)	652,039
Program contracts (*)	17,152,021	6,635	2,132,675	2,944	(2,800)	(954,016)	18,337,459
Program contracts – commitments	1,317,957	-	-	-	-	(52,965)	1,264,992
Service contracts – São Paulo	16,158,771	208	2,855,284	(41,133)	(6,063)	(1,096,616)	17,870,451
Software license of use	598,734	214	115,811	6	-	(119,361)	595,404
Right of use – Other assets	103,853	42,182	-	-	(67)	(70,916)	75,052
Right of use – Investments	-	26,148	-	-	-	-	26,148
Total	36,503,834	75,400	5,179,364	(4,751)	(9,054)	(2,423,922)	39,320,871

F-111

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(*) As of December 31, 2022, the lines Concession Agreements – equity value, and Program Contracts included leases totaling R$ 54,356 and R$ 168,216 (R$ 65,012 and R$ 180,669 as of December 31, 2021), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur through a public call.

(c)    Intangible arising from concession agreements

The Company operates concession agreements for water supply and sewage services mostly based on agreements that define rights and obligations regarding the exploration of assets related to the provision of public services (See Note 3.10 (a)). The agreements provide for the return of the assets to the granting authority at the end of the concession period.

As of December 31, 2023, the Company operated in 376 municipalities in the São Paulo State, including the municipality of Olímpia (375 municipalities as of December 31, 2022). Most of these agreements are valid for 30 years, except for contracts entered into with the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The provision of services is remunerated in the form of tariffs, regulated by ARSESP.

Intangible rights arising from concession agreements include:

(i)              Concession agreements – equity value

Refer to municipalities assumed until 2006, except for the municipalities assumed by the economic value through an asset valuation report prepared by independent experts. The amortization of the assets is calculated on a straight-line basis, which considers the assets’ useful life.

(ii)             Concession agreements – economic value

From 1999 to 2006, negotiations related to new concessions were conducted based on the economic and financial results of the transaction, defined in a valuation report issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipality, realized upon subscription of the Company's shares or in cash, is recorded in this line and amortized throughout the respective concession (usually 30 years). As of December 31, 2023 and 2022, there were no pending amounts related to these payments to the municipalities.

F-112

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Intangible assets are amortized on a straight-line basis over the term of the contracts or the useful life of the underlying assets, whichever is shorter.

(iii)           Concession agreements – New Contracts

These refer to contracts awarded through bidding processes following the New Legal Sanitation Framework. The assets are amortized over the contracted period or the useful life of the underlying assets, whichever is shorter.

(iv)           Program contracts

Refer to the renewal of contracts previously referred to as concession agreements, whose purpose is to provide sanitation services. The amortization of the assets acquired up to the signature dates of program contracts is calculated on a straight-line basis, which considers the assets’ useful life. Assets acquired or built after the signature dates of program contracts are amortized over the contracted period (most of which for 30 years) or during the useful life of the underlying assets, whichever is shorter.

(v)             Program contracts – Commitments

Since the effectiveness of the Basic Sanitation Regulation in 2007, contracts have been renewed through program contracts. In some of these contracts, the Company undertook to financially participate in social and environmental initiatives. The assets built and the financial commitments assumed in the program contracts are recorded as intangible assets and amortized on a straight-line basis under the term of the program contract.

As of December 31, 2023, the amounts not yet disbursed were recorded in “Program contract commitments” under current and noncurrent liabilities, totaling R$ 21,969 and R$ 12,047 (R$ 100,188 and R$ 12,197 as of December 31, 2022), respectively.

(vi)           Service contracts – Municipality of São Paulo

As of June 23, 2010, the Company entered into an agreement with the São Paulo State and the Municipality of São Paulo to provide water supply and sewage services in the municipality of São Paulo for 30 years, extendable for another 30 years.

Also on June 23, 2010, the State and the Municipality signed an Agreement, with SABESP as the intervening party and ARSESP as the consenting party, whose main aspects are:

1. The State and the Municipality grant SABESP the right to explore sanitation services in the capital of the São Paulo State, which includes the obligation to provide such services and the right to charge the respective tariff for this service;

2. The state and the Municipality define ARSESP as the agency responsible for regulating (including the tariff), controlling, and monitoring the services;

F-113

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

3. The evaluation model used was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments, and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The opportunity cost of SABESP’s creditors and investors was based on the Weighted Average Cost of Capital (WACC) methodology. This cost was used as a discount rate of the cash flow, calculated at 7.75% at the time;

6. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep taxes. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs provided for in the State and Municipal sanitation plans, as well as in the Metropolitan sanitation plan, where applicable. The Investment Plan will be revised by the Managing Committee every four years, especially regarding investments to be made in the subsequent period.

7. The amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) to be invested in sanitation services in the municipality must be recovered through tariff charges, as agreed upon in the contract. This amount accounts for 7.5% of the total revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep, and delinquency is retained in the municipalities until it is settled. Amounts transferred to FMSAI are recorded in profit or loss as operational cost;

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, it provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the Agreement.

As of December 16, 2016, as a result of the 1st Four-Year Review, the 1st amendment to the contract was signed, updating the exhibits related to the Coverage Targets Plan and service quality, the Investment Plan, and the Investment Compatibility Strategy.

Regarding the recovery of the amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure through tariff charges, mentioned in item 7 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff review process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State to analyze, among other things, methods to reduce the impact on consumers.

F-114

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

As of April 18, 2014, ARSESP published Resolution 484 with the final result of SABESP’s Tariff Revision. However, both the São Paulo Municipal Government, through Official Letter 1,309/2014-SGM/GAB, and the São Paulo State, through a petition filed by the São Paulo State Office, through Official Letter ATG/Official Letter 092/2014-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State, and SABESP.

As of May 9, 2018, ARSESP announced the final result of the Second Ordinary Tariff Revision and, as of this revision cycle, ARSESP has been transferring the tariffs up to 4% of municipal revenue, which is transferred from SABESP to the Municipal Fund for Environmental Sanitation and Infrastructure legally created. Under the Second Ordinary Tariff Revision, concluded in May 2018, the only contract providing for that transfer and meeting the requirements of ARSESP was the one executed with the municipality of São Paulo. Accordingly, 4% of the funds transferred to the Municipal Fund for Environmental Sanitation and Infrastructure of São Paulo were transferred to the tariffs of the tariff cycle ended in April 2021.

The Municipal Government of São Paulo, the São Paulo State Government, ARSESP, and the Company have not reached an agreement to define the percentage of the Municipal Fund for Environmental Sanitation and Infrastructure transfer to the tariffs charged by the Company in the Municipality of São Paulo, which led to the filing of a lawsuit by the municipality claiming the percentage provided for in the contract between the parties. As requested by the municipality, the lawsuit is currently suspended.

At the time of execution of the agreement, the Municipality of São Paulo and the Company did not agree to settle the pending financial issues existing, related to the rendering of water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed lawsuits for collection of the aforementioned amounts, which remain in progress and are recorded under allowance for doubtful accounts.

As of December 31, 2023 and 2022, the agreement entered into with the Municipality of São Paulo accounted for 44.95% and 45.14%, respectively, of the Company’s sanitation revenue, which ensures legal and property security to SABESP.

(d)   Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective guarantees are supported by agreements executed according to Law 11,079/2004.

F-115

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Alto Tietê Production System (PPP SPAT)

In June 2008, SABESP and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A (currently SPAT Saneamento S/A), formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed the contracts of the Public-Private Partnership of the Alto Tietê production system, to expand the capacity of the Taiaçupeba Water Treatment Station, from 10 thousand to 15 thousand litters per second, valid for 15 years from the commencement of the works.

The works started in February 2009 and the SPAT PPP started operating in October 2011.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, totaling R$ 14,740, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the end, termination, intervention, annulment, or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System (PPP SPSL)

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership contracts of the São Lourenço Production System, valid for 25 years from the commencement of the works.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The objective of the contract is (i) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and (ii) for the operation of the system to dewater, dry and provide final disposal of sludge, maintenance, and works of the São Lourenço Production System project.

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

F-116

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 42,904, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has become effective since the start of operations of the system, with acceptance by SABESP, and will be valid until one of the following events occurs, whichever occurs first (i) the original payment date of the last installment of interest/amortization of the main financing that the SPE may contract for the performance of the works; (ii) end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

Intangible assets were accrued based on the physical performance of the works, with the Public-Private Partnership accounts being the corresponding entries in liabilities.

The discount rates used in the agreements of the Public-Private Partnerships Alto Tietê and São Lourenço are 8.20% and 14.85% p.a., respectively, for the calculation of the present value adjustment.

The amounts recorded in intangible assets are as follows:

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022
Alto Tietê	235,224	251,545
São Lourenço	2,556,002	2,725,900
Total	2,791,226	2,977,445

The obligations assumed by the Company are as follows:

	Parent Company and Consolidated			Parent Company
	December 31, 2023			December 31, 2022
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	52,762	-	52,762	91,782	36,645	128,427
São Lourenço	435,164	2,798,688	3,233,852	130,631	2,700,123	2,830,754
Total	487,926	2,798,688	3,286,614	222,413	2,736,768	2,959,181

F-117

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(e)    Amortization of Intangible Assets

The average amortization rate totaled 5.4% and 5.2% as of December 31, 2023 and 2022, respectively.

(f)     Leases and right of use

	Parent Company and Consolidated	Parent Company
Nature	December 31, 2023	December 31, 2022

Leases - Contract asset	-	276,893

Leases - Concession and Program Contract
Cost	588,600	405,431
Accumulated amortization	(213,921)	(182,859)
(=) Net	374,679	222,572

Right of use – Other assets
Vehicles	205,593	153,384
Properties	11,566	11,711
Equipment	45	5,826
Accumulated amortization	(99,144)	(95,869)
(=) Net	118,060	75,052

Total - Leases and Right of use	492,739	574,517

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

F-118

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The table below shows the impact on the Company’s result:

Impact on the result
	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022

Right of use amortization	(96,429)	(105,551)
Financial result – interest expense and inflation adjustment	(75,108)	(72,050)
Expenses of short-term leases with low value	(26,776)	(25,365)
Reduction of profit for the year	(198,313)	(202,966)

(g)    Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2023, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 183,876 and R$ 2,191,361 (R$ 138,550 and R$ 2,126,106 as of December 31, 2022), respectively.

F-119

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

16	Property, plant, and equipment

(a)    Statement of financial position details

	Parent Company and Consolidated				Parent Company
	December 31, 2023				December 31, 2022
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,228	-	94,228	-	94,228	-	94,228	-
Buildings	125,672	(44,726)	80,946	2.2%	90,311	(42,343)	47,968	2.1%
Equipment	443,380	(313,193)	130,187	14.2%	412,828	(291,963)	120,865	15.3%
Transportation equipment	14,625	(10,384)	4,241	9.9%	12,578	(10,083)	2,495	9.9%
Furniture and fixtures	41,049	(15,876)	25,173	6.8%	38,528	(15,032)	23,496	6.7%
Other	140,548	(764)	139,784	6.5%	50,189	(302)	49,887	5.0%
Total	859,502	(384,943)	474,559	9.7%	698,662	(359,723)	338,939	11.2%

(b)    Changes

	Parent Company and Consolidated
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	5,832	28,459	(14)	(1,299)	80,946
Equipment	120,865	55,449	(18,121)	(641)	(27,365)	130,187
Transportation equipment	2,495	-	2,432	-	(686)	4,241
Furniture and fixtures	23,496	6,522	(3,060)	(72)	(1,713)	25,173
Other	49,887	79,446	10,826	-	(375)	139,784
Total	338,939	147,249	20,536	(727)	(31,438)	474,559

F-120

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company
	December 31, 2021	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2022
Land	94,213	-	15	-	-	94,228
Buildings	45,498	4,657	(976)	(45)	(1,166)	47,968
Equipment	115,154	27,849	1,988	(781)	(23,345)	120,865
Transportation equipment	2,472	175	658	(3)	(807)	2,495
Furniture and fixtures	22,079	2,646	394	(149)	(1,474)	23,496
Other	11,741	38,341	(30)	(78)	(87)	49,887
Total	291,157	73,668	2,049	(1,056)	(26,879)	338,939

F-121

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

17	Borrowings and financing

	Parent Company and Consolidated			Parent Company
Borrowings and financing outstanding balance	December 31, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	22,385	67,835	45,450	67,681	113,131
17th issue debentures	-	-	-	144,632	-	144,632
18th issue debentures	46,962	-	46,962	49,937	45,649	95,586
22nd issue debentures	170,957	170,616	341,573	199,901	326,433	526,334
23rd issue debentures	490,810	374,279	865,089	-	864,910	864,910
24th issue debentures	-	512,122	512,122	-	488,478	488,478
26th issue debentures	-	1,302,042	1,302,042	-	1,239,645	1,239,645
27th issue debentures	200,000	498,634	698,634	299,614	698,339	997,953
28th issue debentures	127,715	1,070,457	1,198,172	-	1,197,756	1,197,756
29th issue debentures	-	1,314,136	1,314,136	-	1,275,295	1,275,295
30th issue debentures	125,000	873,231	998,231	-	998,110	998,110
Brazilian Federal Savings Bank	108,210	1,508,275	1,616,485	99,767	1,422,145	1,521,912
Brazilian Development Bank - BNDES PAC	-	-	-	6,736	-	6,736
Brazilian Development Bank - BNDES PAC II 9751	7,286	16,316	23,602	7,214	23,344	30,558
Brazilian Development Bank - BNDES PAC II 9752	4,936	11,107	16,043	4,887	15,884	20,771
Brazilian Development Bank - BNDES ONDA LIMPA	27,219	6,766	33,985	26,949	33,617	60,566
Brazilian Development Bank – BNDES TIETÊ III	200,693	652,175	852,868	154,437	656,264	810,701
Brazilian Development Bank - BNDES 2015	34,146	360,021	394,167	33,807	390,127	423,934
Brazilian Development Bank - BNDES 2014	6,638	10,107	16,745	6,572	16,525	23,097
Inter-American Development Bank – IDB 2202	181,349	1,983,615	2,164,964	181,349	2,164,009	2,345,358
Inter-American Development Bank – IDB INVEST	39,550	814,840	854,390	37,340	853,725	891,065
Inter-American Development Bank – IDB INVEST 2022	14,100	438,241	452,341	14,100	452,085	466,185
Inter-American Development Bank – IDB INVEST 2023	14,100	447,791	461,891	-	-	-
International Finance Corporation - IFC 2022	22,800	713,910	736,710	80,000	670,996	750,996
International Finance Corporation - IFC 2023	-	986,651	986,651	-	-	-
Leases (Concession Agreements, Program Contracts, and Contract Asset)	49,884	259,326	309,210	44,453	313,391	357,844
Leases (others)	68,499	73,801	142,300	72,109	29,265	101,374
Other	3,003	2,910	5,913	6,241	5,867	12,108
Interest and other charges	377,398	-	377,398	417,878	-	417,878
Total in local currency	2,366,705	14,423,754	16,790,459	1,933,373	14,249,540	16,182,913

F-122

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company and Consolidated			Parent Company
Borrowings and financing outstanding balance	December 31, 2023			December 31, 2022
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 20,556 thousand (US$ 30,834 thousand in December 2022)	49,759	49,759	99,518	53,628	107,256	160,884
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand (US$ 74,299 thousand in December 2022)	-	712,449	712,449	-	367,441	367,441
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 107,445 thousand (US$ 78,197 thousand in December 2022)	29,433	477,554	506,987	31,722	365,648	397,370
JICA 15 – ¥ 6,914,580 thousand (¥ 8,067,010 thousand in December 2022)	39,437	197,180	236,617	45,602	273,610	319,212
JICA 18 – ¥ 6,216,960 thousand (¥ 7,253,120 thousand in December 2022)	35,457	177,168	212,625	41,001	245,865	286,866
JICA 17 – ¥ 3,464,352 thousand (¥ 3,753,048 thousand in December 2022)	9,879	107,880	117,759	11,424	136,227	147,651
JICA 19 – ¥ 24,482,493 thousand (¥ 26,296,011 thousand in December 2022)	62,059	774,200	836,259	71,761	967,124	1,038,885
IDB 1983AB – (US$ 7,692 thousand in December 2022)	-	-	-	39,962	-	39,962
Interest and other charges	23,677	-	23,677	17,487	-	17,487
Total in foreign currency	249,701	2,496,190	2,745,891	312,587	2,463,171	2,775,758

Total borrowings and financing	2,616,406	16,919,944	19,536,350	2,245,960	16,712,711	18,958,671

Exchange rate as of December 31, 2023: US$ 4.8413; ¥ 0.03422 (as of December 31, 2022: US$ 5.2177; ¥ 0.03957).

As of December 31, 2023, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

F-123

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1), CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1), CDI+ 1.44% (series 2), and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
Brazilian Federal Savings Bank	Own funds	2024/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB Invest 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2027	9.32% to 15.24%
Other	Own funds	2025	3% (FEHIDRO); TJLP + 1.5% (FINEP)

F-124

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 20,556 thousand	Government	2025	SOFR + 4.72%	US$
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand	Government	2044	SOFR + 6.60531%	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 107,445 thousand	Government	2034	SOFR + 6.0% and 7.1%	US$
JICA 15 – ¥ 6,914,580 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 6,216,960 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,464,352 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 24,482,493 thousand	Government	2037	1.7% and 0.01%	Yen

F-125

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(i)       Payment schedule – accounting balances as of December 31, 2023

	Parent Company and Consolidated
	2024	2025	2026	2027	2028	2029	2030 to 2044	TOTAL
LOCAL CURRENCY
Debentures	1,206,894	1,336,415	1,214,740	1,368,020	658,827	781,623	778,277	7,344,796
Brazilian Federal Savings Bank	108,210	114,964	122,140	129,752	137,707	142,986	860,726	1,616,485
BNDES	280,918	260,466	250,531	237,817	84,241	34,146	189,291	1,337,410
IDBs - National	249,099	260,899	330,209	315,069	420,959	385,919	1,971,432	3,933,586
IFCs	22,800	44,200	61,800	80,800	123,600	181,600	1,208,561	1,723,361
Leases (Concession Agreements, Program Contracts, and Contract Asset)	118,383	97,096	53,629	36,184	38,901	42,692	64,625	451,510
Other	3,003	2,768	142	-	-	-	-	5,913
Interest and other charges	377,398	-	-	-	-	-	-	377,398
TOTAL IN LOCAL CURRENCY	2,366,705	2,116,808	2,033,191	2,167,642	1,464,235	1,568,966	5,072,912	16,790,459
FOREIGN CURRENCY
IDB	49,759	69,148	38,778	38,778	38,778	38,778	537,948	811,967
IBRD	29,433	29,433	29,433	29,433	29,433	40,238	319,584	506,987
JICA	146,832	146,831	146,831	146,831	146,831	146,712	522,392	1,403,260
Interest and other charges	23,677	-	-	-	-	-	-	23,677
TOTAL IN FOREIGN CURRENCY	249,701	245,412	215,042	215,042	215,042	225,728	1,379,924	2,745,891
Total	2,616,406	2,362,220	2,248,233	2,382,684	1,679,277	1,794,694	6,452,836	19,536,350

F-126

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(II)       Changes

	Parent Company and Consolidated
	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(2,043)	114,228	21,421	(839,833)	(741,812)	628,580	176,739	11,172	7,534,818
Brazilian Federal Savings Bank	1,526,185	-	174,058	-	22,023	5,475	(122,843)	(106,982)	98,428	24,670	-	1,621,014
BNDES	1,380,993	-	190,000	-	10,326	2,464	(97,829)	(241,992)	78,745	18,516	249	1,341,472
IDB 2202	2,450,550	-	-	-	-	-	(328,627)	(181,349)	135,524	175,689	955	2,252,742
IDB INVEST 2020	943,619	-	-	-	-	-	(138,676)	(37,340)	27,360	104,739	665	900,367
IFC 2022	774,525	-	-	-	-	-	(114,131)	(15,200)	15,029	96,160	914	757,297
IFC 2023	-	-	1,000,000	(13,652)	-	-	(2,434)	-	11,335	11,090	303	1,006,642
IDB INVEST 2022	469,327	-	-	-	-	-	(72,245)	(14,100)	71,305	-	256	454,543
IDB INVEST 2023	-	-	470,000	(1,083)	-	-	(41,022)	(7,050)	43,263	-	23	464,131
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(54,135)	(48,634)	54,135	-	-	309,210
Leases (others)	101,374	108,405	-	-	-	-	(39,918)	(88,452)	60,891	-	-	142,300
Other	12,130	-	3,629	-	60	-	(587)	(9,884)	566	9	-	5,923
TOTAL IN LOCAL CURRENCY	16,182,913	108,405	1,837,687	(16,778)	146,637	29,360	(1,852,280)	(1,492,795)	1,225,161	607,612	14,537	16,790,459

FOREIGN CURRENCY
IDBs	532,693	-	384,824	(5,137)	(45,895)	-	(33,808)	(51,178)	36,929	-	1,027	819,455
IBRD	399,762	-	173,547	(3,032)	(30,374)	-	(22,089)	(31,009)	27,663	57	490	515,015
JICA	1,803,109	-	-	-	(231,877)	105	(26,795)	(157,785)	23,697	763	204	1,411,421
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	558,371	(8,169)	(309,959)	105	(84,139)	(278,295)	89,198	1,131	1,890	2,745,891
Total	18,958,671	108,405	2,396,058	(24,947)	(163,322)	29,465	(1,936,419)	(1,771,090)	1,314,359	608,743	16,427	19,536,350

F-127

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company
	December 31, 2021	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2022

LOCAL CURRENCY
Debentures	7,467,968	-	1,000,000	(4,320)	165,879	-	(712,966)	(563,504)	544,116	257,951	11,242	8,166,366
Brazilian Federal Savings Bank	1,483,113	-	119,437	-	17,247	7,131	(117,041)	(100,855)	80,422	36,731	-	1,526,185
BNDES	1,392,844	-	200,000	-	7,020	3,117	(104,596)	(222,353)	67,311	37,391	259	1,380,993
IDB 2202	2,589,442	-	-	-	-	-	(281,971)	(181,349)	98,574	224,899	955	2,450,550
IDB INVEST 2020	956,942	-	-	-	-	-	(108,921)	(34,800)	129,733	-	665	943,619
IDB INVEST 2022	-	-	760,000	(9,385)	-	-	(24,978)	-	-	48,507	381	774,525
IFC 2022	-	-	470,000	(3,922)	-	-	(30,698)	-	33,840	-	107	469,327
Leases (Concession Agreements, Program Contracts, and Contract Asset)	397,311	-	-	-	-	-	(54,390)	(39,467)	54,390	-	-	357,844
Leases (others)	125,969	42,182	-	-	-	-	(17,659)	(84,437)	35,319	-	-	101,374
Other	14,094	-	3,654	-	56	2	(789)	(5,669)	748	34	-	12,130
TOTAL IN LOCAL CURRENCY	14,427,683	42,182	2,553,091	(17,627)	190,202	10,250	(1,454,009)	(1,232,434)	1,044,453	605,513	13,609	16,182,913

FOREIGN CURRENCY
IDBs	387,837	-	226,497	(6,732)	(20,355)	-	(12,581)	(56,273)	13,733	-	567	532,693
IBRD	420,881	-	39,417	(3,166)	(28,665)	61	(3,779)	(30,895)	5,525	20	363	399,762
JICA	2,401,887	-	15,546	-	(437,296)	3,243	(33,167)	(177,007)	26,597	3,102	204	1,803,109
IDB 1983AB	85,548	-	-	-	(5,602)	-	(1,952)	(40,115)	1,284	614	417	40,194
TOTAL IN FOREIGN CURRENCY	3,296,153	-	281,460	(9,898)	(491,918)	3,304	(51,479)	(304,290)	47,139	3,736	1,551	2,775,758
Total	17,723,836	42,182	2,834,551	(27,525)	(301,716)	13,554	(1,505,488)	(1,536,724)	1,091,592	609,249	15,160	18,958,671

F-128

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(a)    Main events in 2023

Debentures

In the first quarter of 2023, the Company paid the final amortization of the 17th issue debentures, totaling R$ 152,157, of which R$ 145,284 in principal and R$ 6,873 in interest.

In the first quarter of 2023, the Company paid the final amortization of the 2nd series of the 22nd issue debentures, totaling R$ 214,404, of which R$ 200,000 in principal and R$ 14,404 in interest.

In the fourth quarter of 2023, the Company paid the final amortization of the first series of 17th issue debentures, totaling R$ 321,535, of which R$ 300,000 in principal and R$ 21,535 in interest.

IDB INVEST 2023

In the second quarter of 2023, the Company raised R$ 470.0 million with the Inter-American Investment Corporation (IDB INVEST).

The proceeds raised from this contract will be used to partially finance the Company’s investments related to the 4th Stage of the Tietê River Cleaning Project.

The principal will be amortized in semi-annual payments in December and June, starting in December 2023 and ending in December 2036. Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 0.5% p.a.

The loan is collateralized by Société de Promotion et de Participation pour la Coopération Economique (PROPARCO). Interests mature semi-annually in June and December, starting in June 2023 and ending in December 2036, at CDI + 2.0% p.a.

•	The covenants agreed upon for IDB INVEST 2023 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

IDB 1983AB

In the second quarter of 2023, the Company paid the final amortization of IDB 1983AB, totaling R$ 39.7 million, of which R$ 38.3 million in principal and R$ 1.4 million in interest.

F-129

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

BNDES PAC 2008

In the second quarter of 2023, the Company paid the final amortization of BNDES PAC 2008, totaling R$ 1.1 million.

IFC 2023

In the second quarter of 2023, the Company contracted financing of R$ 1.0 billion with the International Finance Corporation (IFC). The proceeds raised from this contract will be exclusively used to cover the costs of the New Pinheiros Project.

In the third quarter of 2023, R$ 0.5 billion was raised.

In the fourth quarter of 2023, R$ 0.5 billion was raised.

The principal will be amortized in semi-annual payments in October and April, starting in October 2025 and ending in April 2033. Interests mature semi-annually in October and April, starting in October 2023 and ending in April 2033, at CDI + 1.7% p.a. SABESP must also pay to IFC a commitment fee of 1% p.a. on the portion that has not been disbursed or canceled.

•	The covenants agreed upon for IFC 2023 are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA equal to or lower than 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

They should be maintained for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

(b)    Leases

The Company has lease agreements signed as Assets Leases. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 15 (f).

(c)    Covenants

The table below shows the most restrictive covenants as of December 31, 2023.

F-130

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installments payments of debts with the electricity supplier.

As of December 31, 2023 and 2022, the Company met the requirements set forth by its borrowings and financing agreements.

(d)    Borrowings and financing – Credit limited

Parent Company and Consolidated
Agent	December 31, 2023
(in millions of reais (*))
Brazilian Federal Savings Bank	933
Brazilian Development Bank (BNDES)	30
Inter-American Development Bank (IDB)	716
International Bank for Reconstruction and Development (IBRD)	1,000
Other	7
TOTAL	2,686

(*) Brazilian Central Bank’s exchange rate as of December 31, 2023 (US$ 1.00 = R$ 4.8413; ¥ 1.00 = R$ 0.03422).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

F-131

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

18	Taxes and contributions

(a)    Current assets

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Recoverable taxes
Income tax and social contribution	462,642	206,517	462,642
Withheld income tax (IRRF) on financial investments	29,953	33,283	29,955
Other federal taxes	2,050	3,106	2,050
Total	494,645	242,906	494,647

(b)    Current liabilities

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	205,587	-	205,964
Cofins and Pasep	141,576	134,624	141,703
INSS (social security contribution)	44,556	44,515	44,556
IRRF (withholding income tax)	64,770	63,361	64,770
Other	54,979	50,961	54,979
Total	511,468	293,461	511,972

F-132

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

19	Deferred taxes and contributions

(a)	Statement of financial position details

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022
Deferred tax assets
Provisions	666,131	560,404
Pension plan obligations - G1	135,231	141,606
Donations of underlying assets on concession agreements	45,140	46,088
Credit losses	182,519	199,363
Other	382,767	171,798
Total deferred tax asset	1,411,788	1,119,259

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(329,060)	(353,817)
Capitalization of borrowing costs	(465,510)	(457,669)
Profit on supply to government entities	(348,514)	(346,650)
Actuarial gain – G1 Plan	(121,425)	(93,561)
Construction margin	(40,579)	(43,323)
Borrowing costs	(8,624)	(13,517)
Total deferred tax liabilities	(1,313,712)	(1,308,537)

Deferred tax asset/(liability), net	98,076	(189,278)

F-133

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(b)	Realization

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022
Deferred tax assets
to be realized in up to 12 months	366,525	318,965
to be realized after one year	1,045,263	800,294
Total deferred tax asset	1,411,788	1,119,259
Deferred tax liabilities
to be realized in up to 12 months	(36,074)	(25,746)
to be realized after one year	(1,277,638)	(1,282,791)
Total deferred tax liabilities	(1,313,712)	(1,308,537)
Deferred tax asset/(liability)	98,076	(189,278)

(c)	Changes

	Parent Company and Consolidated
Deferred tax assets	December 31, 2022	Net change	December 31, 2023
Provisions	560,404	105,727	666,131
Pension plan obligations - G1	141,606	(6,375)	135,231
Donations of underlying assets on concession agreements	46,088	(948)	45,140
Credit losses	199,363	(16,844)	182,519
Other	171,798	210,969	382,767
Total	1,119,259	292,529	1,411,788

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(353,817)	24,757	(329,060)
Capitalization of borrowing costs	(457,669)	(7,841)	(465,510)
Profit on supply to government entities	(346,650)	(1,864)	(348,514)
Actuarial gain – G1	(93,561)	(27,864)	(121,425)
Construction margin	(43,323)	2,744	(40,579)
Borrowing costs	(13,517)	4,893	(8,624)
Total	(1,308,537)	(5,175)	(1,313,712)

Deferred tax asset/(liability), net	(189,278)	287,354	98,076

F-134

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company
Deferred tax assets	December 31, 2021	Net change	December 31, 2022
Provisions	503,374	57,030	560,404
Pension plan obligations - G1	150,577	(8,971)	141,606
Donations of underlying assets on concession agreements	47,589	(1,501)	46,088
Credit losses	183,963	15,400	199,363
Other	127,092	44,706	171,798
Total	1,012,595	106,664	1,119,259

Deferred tax liabilities
Temporary difference in the concession of intangible asset	(368,235)	14,418	(353,817)
Capitalization of borrowing costs	(404,931)	(52,738)	(457,669)
Profit on supply to government entities	(353,262)	6,612	(346,650)
Actuarial gain – G1	(109,271)	15,710	(93,561)
Construction margin	(46,079)	2,756	(43,323)
Borrowing costs	(14,556)	1,039	(13,517)
Total	(1,296,334)	(12,203)	(1,308,537)

Deferred tax liability, net	(283,739)	94,461	(189,278)

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022

Opening balance	(189,278)	(283,739)
Net change in the year:
- corresponding entry in the income statement	315,218	78,751
- corresponding entry in the equity valuation adjustment (Note 22)	(27,864)	15,710

Total net change	287,354	94,461
Closing balance	98,076	(189,278)

F-135

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(d)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Parent Company		Consolidated
	December 31, 2023	December 31, 2022	December 31, 2023

Profit before income taxes	4,753,603	4,272,750	4,753,984
Statutory rate	34%	34%	34%

Estimated expense at the statutory rate	(1,616,225)	(1,452,735)	(1,616,355)
Tax benefit of interest on equity	329,017	284,920	329,017
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(38,245)	(26,786)	(38,245)
Donations	(7,046)	(16,588)	(7,046)
Tax incentives	62,510	-	62,510
Other differences	39,917	59,706	39,666

Income tax and social contribution	(1,230,072)	(1,151,483)	(1,230,453)

Current income tax and social contribution	(1,545,290)	(1,230,234)	(1,545,671)
Deferred income tax and social contribution	315,218	78,751	315,218
Effective rate	26%	27%	26%

(i)	Permanent difference related to the provision for the actuarial liability. See Note 22 (ii) and (v).

F-136

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

20	Provisions

(a)    Lawsuits and proceedings that resulted in provisions

(I)      Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16. The terms and payment amounts are defined based on the outcome of these lawsuits.

	Parent Company and Consolidated			Parent Company
	December 31, 2023			December 31, 2022
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	175,255	(6,060)	169,195	151,023	(6,226)	144,797
Supplier claims (ii)	334,273	(90,973)	243,300	257,080	(53)	257,027
Other civil claims (iii)	128,036	(1,229)	126,807	99,462	(1,131)	98,331
Tax claims (iv)	101,770	(18,223)	83,547	79,532	(16,037)	63,495
Labor claims (v)	727,133	(16,235)	710,898	654,277	(13,979)	640,298
Environmental claims (vi)	492,740	(55)	492,685	406,872	(36)	406,836
Total	1,959,207	(132,775)	1,826,432	1,648,246	(37,462)	1,610,784

Current	1,064,367	-	1,064,367	924,038	-	924,038
Noncurrent	894,840	(132,775)	762,065	724,208	(37,462)	686,746

F-137

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(II)   Changes

	Parent Company and Consolidated
	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2023
Customer claims (i)	151,023	39,272	32,299	(34,437)	(12,902)	175,255
Supplier claims (ii)	257,080	114,084	18,380	(54,905)	(366)	334,273
Other civil claims (iii)	99,462	77,082	32,483	(16,810)	(64,181)	128,036
Tax claims (iv)	79,532	19,807	6,082	(721)	(2,930)	101,770
Labor claims (v)	654,277	99,926	70,927	(42,214)	(55,783)	727,133
Environmental claims (vi)	406,872	50,950	49,173	-	(14,255)	492,740
Subtotal	1,648,246	401,121	209,344	(149,087)	(150,417)	1,959,207
Escrow deposits	(37,462)	(151,898)	(4,124)	57,744	2,965	(132,775)
Total	1,610,784	249,223	205,220	(91,343)	(147,452)	1,826,432

	Parent Company
	December 31, 2021	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2022
Customer claims (i)	168,258	12,258	21,316	(29,363)	(21,446)	151,023
Supplier claims (ii)	477,854	78,481	56,934	(309,321)	(46,868)	257,080
Other civil claims (iii)	95,601	22,485	13,708	(9,248)	(23,084)	99,462
Tax claims (iv)	57,509	18,216	7,837	(1,568)	(2,462)	79,532
Labor claims (v)	349,962	307,352	131,139	(76,884)	(57,292)	654,277
Environmental claims (vi)	331,326	38,632	48,511	(300)	(11,297)	406,872
Subtotal	1,480,510	477,424	279,445	(426,684)	(162,449)	1,648,246
Escrow deposits	(32,017)	(55,546)	(4,779)	13,832	41,048	(37,462)
Total	1,448,493	421,878	274,666	(412,852)	(121,401)	1,610,784

F-138

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(b)    Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022
Customer claims (i)	158,584	200,966
Supplier claims (ii)	968,752	1,147,606
Other civil claims (iii)	695,097	1,146,048
Tax claims (iv)	1,067,350	1,869,583
Labor claims (v)	3,093,735	1,471,423
Environmental claims (vi)	4,158,504	3,302,843
Total	10,142,022	9,138,469

(c)    Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

F-139

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

The Municipality of São Paulo, through Law 13,476/2022, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and ancillary activities, in the adjusted amount of R$ 1,044,035 (R$ 957,199 as of December 31, 2022), which were subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not on the list of activities that may be taxed by the Municipality. Activities related to sewage services reached a favorable outcome, and are awaiting the processing of appeals at a higher level. Regarding the middle activities, the decision was partially favorable and SABESP’s appeal was denied. SABESP filed a special appeal requesting a suspensive effect, which was not admitted at the origin. An interlocutory appeal was filed with the Superior Court of Justice, whose decision was unfavorable to the Company. The main lawsuit remains suspended.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium, hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)    Other concession-related claims

The Company is a party to concessions-related claims, in which it challenges compensatory issues for the resumption of sanitation services by some municipalities or the right to continue operating such services.

F-140

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The amount recognized in noncurrent assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra, and Itapira totaled R$ 27,539 as of December 31, 2023 and 2022; it also recorded the full amount of estimated losses. None of the above-mentioned municipalities are operated by the Company. When a final judgment grants a municipality the right to repossess and operate sanitation services, Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)    Environmental claims with executed agreements

The Company entered into a court agreement in 2023, without the need for environmental compensation.

(f)     Guarantee insurance

As of May 25, 2023, the Company executed an agreement effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used is R$ 600 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of December 31, 2023, R$ 364.1 million was available for use.

21	Labor and social obligations

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022
Salaries and payroll charges	69,885	70,089
Provision for vacation	256,415	254,469
Healthcare plan (i)	86,147	70,136
Provision for profit sharing (ii)	97,514	96,227
Incentivized Dismissal Program - PDI (iii)	290,202	-
Consent Decree (TAC)	6,093	6,114
Knowledge Retention Program (PRC)	1,184	1,469
Total	807,440	498,504

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In 2023, the Company contributed 9.18%, on average, of gross payroll, totaling R$ 313,034 (8.80% in 2022, totaling R$ 272,460).

F-141

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(ii)	Provision for profit sharing

Based on an agreement with the labor unions, the Profit Sharing Program corresponds to up to one month’s salary for each employee, subject to the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)	Incentivized Dismissal Program - PDI

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs.

The deadline for registrations in the Program was from June 01 to 30, 2023, and the employment terminations started on July 01, 2023 and will end on June 30, 2024. The PDI received registrations from 1,862 employees.

For all Program participants, compliance with the clauses contained in the Collective Bargaining Agreement effective on the date of termination is guaranteed, and the following compensation incentives will be granted:

a.	half of the indemnified advance notice, proportional to the service time at SABESP, equivalent to the percentage of the FGTS balance for termination purposes on the date of termination (according to the table below);

b.	compensation incentive proportional to the service time at SABESP based on the base salary + function bonus, for each complete year of work (according to the table below); and

c.	health plan: starting from the subsequent month of termination, the health plan will be the responsibility of the policyholder and SABESP will reimburse the monthly fee up to an individual amount of
R$ 1,878.30/month for the policyholder and his/her spouse for 24 consecutive and uninterrupted months. If the policyholder chooses a health plan with a monthly fee lower than the reimbursable amount, he/she will not be entitled to any difference, thus not generating any credit or balance to be offset against future installments over the course of the 24 consecutive and uninterrupted months.

Service time at SABESP (years)	% of the FGTS balance	% of the compensation for each complete year of work
> 15	20%	20%
11 - 15	12.5%	12.5%
6 - 10	5%	5%
0 - 5	2.5%	2.5%

As of December 31, 2023, R$ 359,943 was recorded due to the provision for employee compensation incentives, of which R$ 290,202 in current liabilities and R$ 66,741 in noncurrent liabilities under “Labor Obligations”.

22	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv), whereby only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v).

F-142

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Defined benefit plans

Summary of pension plan obligations – Liabilities

	Parent Company and Consolidated			Parent Company
	December 31, 2023			December 31, 2022
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(2,982,863)	(2,098,622)	(5,081,485)	(2,715,388)	(2,002,075)	(4,717,463)
Fair value of the plan’s assets	2,938,614	-	2,938,614	2,567,272	-	2,567,272

Total pension plan obligations (deficit)	(44,249)	(2,098,622)	(2,142,871)	(148,116)	(2,002,075)	(2,150,191)

F-143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Changes in Liabilities

	Parent Company and Consolidated			Parent Company
	December 31, 2023			December 31, 2022
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(2,715,388)	(2,002,075)	(4,717,463)	(2,764,027)	(2,192,062)	(4,956,089)
Cost of the current service	(41,440)	-	(41,440)	(35,020)	-	(35,020)
Interest costs	(307,777)	(225,220)	(532,997)	(231,745)	(176,953)	(408,698)
Actuarial gains/(losses) recorded as other comprehensive income	(120,934)	(85,372)	(206,306)	126,626	161,766	288,392
Benefits paid	202,676	214,045	416,721	188,778	205,174	393,952
Defined benefit obligation, end of the year	(2,982,863)	(2,098,622)	(5,081,485)	(2,715,388)	(2,002,075)	(4,717,463)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,567,272	-	2,567,272	2,634,427	-	2,634,427
Expected return of the plan’s assets	294,788	-	294,788	221,079	-	221,079
Company’s contributions	40,898	-	40,898	39,377	-	39,377
Participants’ contributions	35,443	-	35,443	34,000	-	34,000
Benefits paid	(202,676)	-	(202,676)	(188,778)	-	(188,778)
Actuarial gains/(losses) recorded as other comprehensive income	202,889	-	202,889	(172,833)	-	(172,833)
Fair value of the plan’s assets, end of the year	2,938,614	-	2,938,614	2,567,272	-	2,567,272

Total pension plan obligations (deficit)	(44,249)	(2,098,622)	(2,142,871)	(148,116)	(2,002,075)	(2,150,191)

F-144

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Changes in equity – Other comprehensive income

According to CPC33 (R1) and IAS19, the Company recognizes gains/(losses) from changes in actuarial assumptions in equity, such as equity valuation adjustments, as shown below:

	Parent Company and Consolidated			Parent Company
	December 31, 2023			December 31, 2022
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on the obligations	(120,934)	(85,372)	(206,306)	126,626	161,766	288,392
Gain/(losses) on financial assets	202,889	-	202,889	(172,833)	-	(172,833)
Total gains/(losses)	81,955	(85,372)	(3,417)	(46,207)	161,766	115,559
Deferred income tax and social contribution	(27,864)	-	(27,864)	15,710	-	15,710
Equity valuation adjustments	54,091	(85,372)	(31,281)	(30,497)	161,766	131,269

Changes in profit (loss) for the year

	Parent Company and Consolidated			Parent Company
	December 31, 2023			December 31, 2022
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of services, net	5,997	-	5,997	1,020	-	1,020
Interest costs	307,777	225,220	532,997	231,745	176,953	408,698
Expected return of the plan’s assets	(294,788)	-	(294,788)	(221,079)	-	(221,079)
Amount received from the São Paulo State (undisputed)	-	(112,824)	(112,824)	-	(98,174)	(98,174)
Total expenses	18,986	112,396	131,382	11,686	78,779	90,465

F-145

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Maturity profile of the obligations

	Parent Company and Consolidated
	December 31, 2023
	G1 Plan	G0 Plan
Payment of benefits expected in 2024	223,156	190,425
Payment of benefits expected in 2025	215,853	177,004
Payment of benefits expected in 2026	207,437	167,075
Payment of benefits expected in 2027	197,606	156,583
Payment of benefits expected in 2028 or subsequent years	2,138,811	1,407,535
Total	2,982,863	2,098,622
Duration	13.10	10.44

Actuarial assumptions used

	December 31, 2023		December 31, 2022
	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Actual discount rate (NTN-B)	5.47% p.a.	5.37% p.a.	6.19% p.a.	6.15% p.a.
Inflation rate	3.90% p.a.	3.90% p.a.	5.31% p.a.	5.31% p.a.
Nominal wage growth rate	5.98% p.a.	5.98% p.a.	7.42% p.a.	7.42% p.a.
Mortality table	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)

F-146

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total defined pension plan obligation as of December 31, 2023, was:

Impact on the present value of the defined benefit obligations
Assumption	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 237,084	Decrease of R$ 166,803
	Decrease of 1.0%	Increase of R$ 257,540	Increase of R$ 181,195
Life expectation	Increase of 1 year	Increase of R$ 65,666	Increase of R$ 87,054
	Decrease of 1 year	Decrease of R$ 64,267	Decrease of R$ 83,281
Wage growth rate	Increase of 1.0%	Increase of R$ 40,556	Increase of R$ 580
	Decrease of 1.0%	Decrease of R$ 42,492	Decrease of R$ 608

(i)	G1 Plan

Managed by Sabesprev, this defined benefit plan (“G1 Plan”), receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2023, there were 2,715 and 8,171 active and inactive participants, respectively (2,843 and 8,089, respectively, as of December 31, 2022).

The Company’s and the participants’ contributions to the G1 Plan totaled R$ 40,898 and R$ 35,443, respectively, in 2023 (R$ 39,377 and R$ 34,000, respectively, in 2022). Of this amount, the Company and the participants made payments referring to the actuarial deficit in the amounts of R$ 32,810 and R$ 27,147, respectively, in 2023 (R$ 31,556 and R$ 26,168, respectively, in 2022).

Estimated expenditures for the coming year	2024
Cost of services, net	5,799
Interest costs	274,718
Net profitability on financial assets	(274,265)
Expenditures to be recognized by the Company	6,252

F-147

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Plan’s assets

The investment policies and strategies of the plan are aimed at obtaining consistent returns and reducing the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors, such as liquidity needs and the long-term nature of the plan’s liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts, as well as requirements of the legislation. The allocation of the plan’s assets and its management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial advisors.

	Parent Company and Consolidated		Parent Company
	December 31, 2023%		December 31, 2022%
Total fixed income	2,714,823	92.4	1,804,550	70.3
Total equities	15,715	0.5	136,582	5.3
Total structured investments	153,333	5.2	498,825	19.4
Other	54,743	1.9	127,315	5.0
Fair value of the plan’s assets	2,938,614	100	2,567,272	100

The restrictions on portfolio investments in the case of federal government bonds are:

i)	instruments securitized by the National Treasury;
ii)	derivative instruments should be used for hedging only.

The restrictions on portfolio investments in the case of equities for internal management are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions; and
iv)	leverage, derivative transactions that represent leverage of the asset or short selling will not be allowed, such transactions cannot result in losses greater than the amounts invested.

As of December 31, 2023, SABESPREV had no financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. Properties held in the portfolio are not used by the Company.

On December 21, 2022, SABESP and SABESPREV, mutually agreed to execute an Admission of Debt Instrument, where SABESP recognizes as legitimate, valid, net, certain, and enforceable the debt related to its share of responsibility in the balancing of the deficit of SABESPREV’s Basic Benefits Plan (G1 Plan), collateralizing the Contract for Revenue Binding and Assignment of Credit Transfer, executed between the parties on February 9, 2023.

F-148

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

As of December 31, 2023, there were 6 and 1,808 active and inactive participants, respectively (8 and 1,750, respectively, as of December 31, 2022).

Estimated expenses for the coming year

2024
Interest costs	189,274
Expenses to be recognized	189,274

(iii)	Sabesprev Mais Plan

As of December 31, 2023, this Defined Contribution Plan managed by SABESPREV had 9,277 active and assisted participants (9,365 as of December 31, 2022).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

(ii)	VIVEST Plan

Administered by VIVEST, the sponsor's contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant.

As of December 31, 2023, there were 68 participants (58 as of December 31, 2022).

F-149

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(v)	Reconciliation of expenditures with pension plan obligations

	Parent Company and Consolidated	Parent Company
	December 31, 2023	December 31, 2022

G1 Plan (i)	18,986	11,686
G0 Plan (ii)	112,396	78,779
Sabesprev Mais Plan (iii)	27,403	25,371
VIVEST Plan (iv)	520	326
Subtotal	159,305	116,162
Capitalized	(3,303)	(3,359)
Other	6,603	5,684

Pension plan obligations (Note 29)	162,605	118,487

23	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements are also recorded. The parent company’s balances as of December 31, 2023 and 2022 were R$ 749,226 and R$ 723,242, respectively. The consolidated balance as of December 31, 2023 was R$ 750,732.

24	Equity

(a)    Share capital

As of December 31, 2023 and 2022, the authorized and fully subscribed and paid-in capital, totaling R$ 15,000,000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

F-150

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	December 31, 2023		December 31, 2022
	Number of shares	%	Number of shares	%
São Paulo State	343,506,664	50.3	343,506,664	50.3
Other shareholders
In Brazil (1)	262,118,658	38.3	257,339,417	37.6
Abroad (2)	77,884,547	11.4	82,663,788	12.1

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of December 31, 2023, the common shares traded in Brazil were held by 39,368 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State Government.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.

(b)    Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the net income, adjusted according to Brazilian Corporation Law. No interest is accrued on approved dividends, and the amounts not claimed within three years from the date of the General Meeting that approved them will mature in favor of the Company.

	Parent Company and Consolidated	Parent Company
	2023	2022
Net income for the year	3,523,531	3,121,267
(-) Legal reserve - 5%	176,177	156,063

	3,347,354	2,965,204

Minimum mandatory dividend – 25%	836,839	741,301
Dividend per share	1.22433	1.08455

The General Shareholders' Meeting held on April 28, 2023, approved the distribution of dividends as interest on capital totaling R$ 741,301, corresponding to minimum mandatory dividends and R$ 130,857 as complementary minimum dividends, totaling R$ 872,158, which was paid on June 26, 2023.

F-151

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

The Company proposed, ad referendum of the 2024 General Shareholders’ Meeting, dividends as interest on capital totaling R$ 836,839 (R$ 741,301 in 2022) and complementary minimum dividends in the amount of R$ 147,689 (R$ 130,857 in 2022), totaling R$ 984,528 (R$ 872,158 in 2022), corresponding to R$ 1.44040 per common share (R$ 1.2760 in 2022), to be resolved at the General Meeting to be held on April 25, 2024. The amount of R$ 147,689 (R$ 130,857 in 2022) was reclassified in Equity under “Complementary minimum dividends”, which includes withholding income tax of R$ 54,641 (R$ 53,930 in 2022).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 54,641 (R$ 53,930 in 2022) referring to withholding income tax was recognized in current liabilities, to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2023, of R$ 837,391 (R$ 741,725 in 2022), refers to the amount of R$ 836,839 (R$ 741,301 in 2022) declared in 2023, net of withholding income tax, and R$ 552 declared in prior years (R$ 424 in 2022).

(c)    Legal reserve

Profit reserve - legal reserve: created by allocating 5% of the net income for the year up to the limit of 20% of the share capital. The Company may not create the legal reserve in the year in which the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the share capital. The purpose of the legal reserve is to ensure the integrity of the share capital. It can only be used to offset losses or increase capital, not to pay dividends.

(d)    Investment reserve

Profit reserve - investment reserve: specifically created from the portion corresponding to the own resources that will be allocated to the expansion of the water supply and sewage systems, based on a capital budget approved by Management.

As of December 31, 2023 and 2022, the balances of the investment reserve were R$ 12,753,361 and R$ 10,390,535, respectively.

According to paragraph four of article 49 of the Bylaws, the Board of Directors may propose to the General Meeting that the remaining balance of the profit for the year, net legal reserve, and minimum mandatory dividend, be allocated to the creation of an investment reserve that will meet the following criteria:

I-	its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the share capital; and
II-	the purpose of the reserve is to ensure the investment plan and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, refund, or purchase of shares, authorized by law; and

d) in the incorporation of the share capital.

F-152

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

(e)    Allocation of the profit for the year

		Parent Company and Consolidated
		2023
Net income
(+)	Profit for the year	3,523,531
(-)	Legal reserve - 5%	176,177
(-)	Minimum mandatory dividends	836,839
(-)	Complementary proposed dividends	147,689
Investment reserve		2,362,826

Management will send for approval by the General Meeting a proposal to transfer the retained earnings, totaling R$ 2,362,826 to the Investment Reserve account, to meet the investment needs provided for in the Capital Budget.

(f)     Retained earnings

The statutory balance of this account is zero because all retained earnings must be allocated to a profit reserve.

(g)    Other comprehensive income

Gains and losses arising from changes in actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution. See Note 22 for the breakdown of the amounts recorded in 2023 and 2022.

Parent Company and Consolidated	G1 Plan	G0 Plan	Total

Balance as of December 31, 2022	181,617	(3,974)	177,643
Actuarial gains/(losses) of the year (Note 22)	54,091	(85,372)	(31,281)
Balance as of December 31, 2023	235,708	(89,346)	146,362

F-153

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

Parent Company	G1 Plan	G0 Plan	Total

Balance as of December 31, 2021	212,114	(165,740)	46,374
Actuarial gains/(losses) of the year (Note 22)	(30,497)	161,766	131,269
Balance as of December 31, 2022	181,617	(3,974)	177,643

25	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	Parent Company and Consolidated	Parent Company
	2023	2022

Profit attributable to the Company’s owners	3,523,531	3,121,267
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	5.16	4.57

F-154

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

26	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	Parent Company
	2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	21,509,965	5,600,332	27,110,297
Gross sales deductions	(1,541,585)	-	(1,541,585)
Net operating revenue	19,968,380	5,600,332	25,568,712
Costs, selling, general, and administrative expenses	(13,807,995)	(5,474,729)	(19,282,724)
Income from operations before other operating expenses, net and equity accounting	6,160,385	125,603	6,285,988
Other operating income (expenses), net			27,925
Equity accounting			28,517
Financial result, net			(1,588,827)
Income from operations before taxes			4,753,603
Depreciation and amortization	(2,790,175)	-	(2,790,175)

F-155

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company
	2022
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	18,629,959	4,863,752	23,493,711
Gross sales deductions	(1,437,991)	-	(1,437,991)
Net operating revenue	17,191,968	4,863,752	22,055,720
Costs, selling, general, and administrative expenses	(12,689,051)	(4,754,383)	(17,443,434)
Income from operations before other operating expenses, net and equity accounting	4,502,917	109,369	4,612,286
Other operating income (expenses), net			8,327
Equity accounting			24,551
Financial result, net			(372,414)
Income from operations before taxes			4,272,750
Depreciation and amortization	(2,450,849)	-	(2,450,849)

F-156

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Consolidated
	2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	21,513,442	5,600,332	27,113,774
Gross sales deductions	(1,541,718)	-	(1,541,718)
Net operating revenue	19,971,724	5,600,332	25,572,056
Costs, selling, general, and administrative expenses	(13,811,665)	(5,474,729)	(19,286,394)
Income from operations before other operating expenses, net and equity accounting	6,160,059	125,603	6,285,662
Other operating income (expenses), net			27,925
Equity accounting			32,393
Financial result, net			(1,591,996)
Income from operations before taxes			4,753,984
Depreciation and amortization	(2,790,586)	-	(2,790,586)

(i)	See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (b) for further information.

F-157

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

27	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Executive Board (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. Insurance is contracted through bidding processes that allow for the participation of the main Brazilian and international insurance companies operating in Brazil.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by independent auditors contracted by the Company.

As of December 31, 2023, the Company’s insurance was as follows:

Amount Insured

Specified risks – fire	3,021,021
Engineering risks	3,368,293
Guarantee insurance for escrow deposit and traditional guarantee (*)	600,000
Civil liability – D&O (Directors and Officers)	100,000
Civil liability – construction works	149,610
Civil liability – operations	15,000
Other	29,342
Total	7,283,266

(*) SABESP has an agreement that allows issuing policies that total such insured amount. Of the total, R$ 323 million in policies with guarantee insurance were issued.

F-158

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

28	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	Parent Company		Consolidated
	2023	2022	2023

Revenue from sanitation services (i)	21,509,965	18,629,959	21,513,442
Construction revenue	5,600,332	4,863,752	5,600,332
Sales tax	(1,456,998)	(1,363,628)	(1,457,125)
Regulation, Control and Oversight Fee (TRCF)	(84,587)	(74,363)	(84,593)
Net revenue	25,568,712	22,055,720	25,572,056

(i)	Includes R$ 105,682 from the TRCF charged from customers in 2023 (R$ 92,232 in 2022), from the municipalities regulated by ARSESP.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

29	Operating costs and expenses

	Parent Company		Consolidated
	2023	2022	2023
Operating costs
Salaries, payroll charges, and benefits	(2,716,921)	(2,285,765)	(2,717,005)
Pension plan obligations	(36,998)	(29,796)	(36,998)
Construction costs (Note 26)	(5,474,729)	(4,754,383)	(5,474,729)
General supplies	(356,425)	(369,381)	(356,481)
Treatment supplies	(558,494)	(598,993)	(558,557)
Outsourced services	(1,842,950)	(1,724,347)	(1,843,213)
Electricity	(1,513,377)	(1,497,644)	(1,514,542)
General expenses	(967,148)	(831,503)	(967,148)
Depreciation and amortization	(2,582,782)	(2,259,091)	(2,583,193)
	(16,049,824)	(14,350,903)	(16,051,866)

Selling expenses
Salaries, payroll charges, and benefits	(347,520)	(306,864)	(347,536)
Pension plan obligations	(3,359)	(4,021)	(3,359)
General supplies	(6,746)	(7,121)	(6,746)
Outsourced services	(439,987)	(418,632)	(439,995)
Electricity	(673)	(1,001)	(673)
General expenses	(116,934)	(107,313)	(116,933)
Depreciation and amortization	(68,818)	(67,015)	(68,818)
	(984,037)	(911,967)	(984,060)

Bad debt expense, net of recoveries (Note 10 (c))	(652,920)	(782,057)	(652,920)

Administrative expenses
Salaries, payroll charges, and benefits	(423,805)	(284,562)	(423,948)
Pension plan obligations	(122,248)	(84,670)	(122,248)
General supplies	(22,991)	(23,664)	(23,008)
Outsourced services	(287,718)	(250,293)	(287,744)
Electricity	(2,020)	(1,896)	(2,020)
General expenses	(509,981)	(548,626)	(509,984)
Depreciation and amortization	(138,575)	(124,743)	(138,575)
Tax expenses	(88,605)	(80,053)	(90,021)
	(1,595,943)	(1,398,507)	(1,597,548)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

	Parent Company		Consolidated
	2023	2022	2023

Operating costs and expenses
Salaries, payroll charges, and benefits	(3,488,246)	(2,877,191)	(3,488,489)
Pension plan obligations (Note 22 (v))	(162,605)	(118,487)	(162,605)
Construction costs (Note 26)	(5,474,729)	(4,754,383)	(5,474,729)
General supplies	(386,162)	(400,166)	(386,235)
Treatment supplies	(558,494)	(598,993)	(558,557)
Outsourced services	(2,570,655)	(2,393,272)	(2,570,952)
Electricity	(1,516,070)	(1,500,541)	(1,517,235)
General expenses	(1,594,063)	(1,487,442)	(1,594,065)
Depreciation and amortization	(2,790,175)	(2,450,849)	(2,790,586)
Tax expenses	(88,605)	(80,053)	(90,021)
Bad debt expense, net of recoveries (Note 10 (c))	(652,920)	(782,057)	(652,920)
	(19,282,724)	(17,443,434)	(19,286,394)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

30	Financial income (expenses)

	Parent Company		Consolidated
	2023	2022	2023
Financial expenses
Interest and charges on borrowings and financing – local currency	(1,110,135)	(954,744)	(1,110,135)
Interest and charges on borrowings and financing – foreign currency	(89,198)	(47,139)	(89,198)
Other financial expenses	(849,489)	(364,117)	(849,489)
Inflation adjustment on borrowings and financing	(146,637)	(190,202)	(146,637)
Other inflation adjustments	(301,593)	(183,966)	(301,593)
Interest and inflation adjustment on provisions	(211,565)	(216,098)	(211,565)
Total financial expenses	(2,708,617)	(1,956,266)	(2,708,617)

Financial income
Inflation adjustment gains	219,541	541,516	219,473
Income on financial investments	373,739	417,129	370,638
Interest income	256,116	195,274	256,116
Cofins and Pasep	(40,401)	(62,405)	(40,401)
Other	79	17	79
Total financial income	809,074	1,091,531	805,905

Financial income (expenses), net of exchange variation	(1,899,543)	(864,735)	(1,902,712)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	309,959	491,918	309,959
Exchange rate changes on assets	767	301	767
Other exchange rate changes	(10)	102	(10)
Exchange rate changes, net	310,716	492,321	310,716

Financial income (expenses), net	(1,588,827)	(372,414)	(1,591,996)

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

31	Other operating income (expenses), net

	Parent Company		Consolidated
	2023	2022	2023

Other operating income, net	99,307	64,638	99,307
Other operating expenses	(71,382)	(56,311)	(71,382)

Other operating income (expenses), net	27,925	8,327	27,925

Other operating income includes revenue from the sale of property, plant, and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses usually record the derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant, and equipment, estimated losses, and operational assets indemnification.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2023, are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,810,947	2,119,426	1,460,088	2,680,110	8,070,571
Contractual obligations - Investments	4,292,490	2,967,844	1,292,130	92,893	8,645,357
Total	6,103,437	5,087,270	2,752,218	2,773,003	16,715,928

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

33	Supplemental cash flow information

	Parent Company		Consolidated
	2023	2022	2023

Total additions to contract assets (Note 14)	6,026,053	5,240,528	6,026,053
Total additions to intangible assets (Note 15 (b))	110,473	75,400	258,473

Items not affecting cash (see breakdown below)	(2,293,201)	(1,765,391)	(2,293,201)

Total additions to intangible and contract assets according to the statement of cash flows	3,843,325	3,550,537	3,991,325

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (a))	638,208	622,803	638,208
Contractors payable	419,457	414,645	419,457
Performance agreements	1,001,528	576,392	1,001,528
Right of use	108,405	42,182	108,405
Construction margin (Note 26)	125,603	109,369	125,603
Total	2,293,201	1,765,391	2,293,201

34	Events after the reporting period

•	31st issue debentures

As of March 05, 2024, the Company raised R$ 2.94 billion from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, for public distribution, under the automatic distribution procedure aimed at professional investors, according to CVM Resolution 160, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

•	The covenants agreed upon for the 31st issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures.- Disposal of operating assets, termination of licenses, loss of concession, or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

•	Agreement with AAPS - Association of Retirees and Pensioners of SABESP

The health plans for retirees, former employees, pensioners, and dependents (Digna Mais 1, 2, 3, 4, and 5) comply with Federal Law 9,656/98.

Under articles 30 and 31 of said Law, as well as Regulatory Resolution 279 and subsequent regulations by the National Health Agency, beneficiaries who join these plans are responsible for full cost coverage (monthly premiums and any deficits). Through an amendment to the Adhesion Agreement maintained with VIVEST, SABESP acts as a guarantor to the Health Operator.

Until December 31, 2023, in this guarantor role, the Company recognized debit notes received to cover deficits totaling R$ 47.5 million. The deficits in these portfolios result from a structural imbalance between the fee tables and the profile of the population, leading to expenses exceeding revenues. After this payment, SABESP initiated the collection process from the beneficiaries, resulting in accounts receivable of equal value and the recognition of a loss due to bad debt expenses for the entire amount.

This collection process triggered negotiations with the Association of Retirees and Pensioners of SABESP (AAPS), which resulted in the signing of a judicial agreement on January 31, 2024 (ratified by the judiciary on February 27, 2024), which includes:

a)	Settlement of each beneficiary's deficit by SABESP;

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2023 and 2022 In thousands of reais, unless otherwise stated

b)	Migration of beneficiaries to VIVEST's Essência Health Plans or other market plans derived from the Digna Mais plans;
c)	Withdrawal, by AAPS, of a Lawsuit for Compliance with Ruling 0056668-84.2020.8.26.0100, which sought to merge active and retired individuals into a single plan, potentially leading to a post-employment liability and an expected loss as of December 31, 2022, of R$ 303.9 million.

As part of the negotiation, VIVEST indicated a potential imbalance in the Essência plans with the migration of retirees, former employees, pensioners, and dependents, resulting from adverse risk selection. Given this scenario, SABESP, to enable the settlement of the Digna Mais plans, entered into a new amendment to the Adhesion Agreement with VIVEST, which includes:

a)	VIVEST will allow migrations to the Essência plans, assuming the portfolio risk;
b)	SABESP will make a one-time contribution to VIVEST for each person who migrates to one of its Essência plans, subject to approval by the judiciary (as occurred on February 27, 2024), with contributions as follows:

b.1) R$ 10.0 million, paid in a lump sum in February 2024, based on the 2,909 beneficiaries migrated from Digna Mais plans to Essência plans;

b.2) Amount corresponding to the number of beneficiaries who join Essência plans, capped at R$ 160.0 million (1,754 beneficiaries enrolled in Digna Mais plans as of March 2023), from January 2024 onwards.

This monthly per capita amount will be paid from the entry date of each beneficiary or from January 2024, whichever occurs later, until December 2028, with financial support to mitigate the impacts of annual cost variations to be applied from January 2025 to January 2029 to Essência plans. After the effective payment of all installments, including the last one for December 2028, the Company will be exempt from any payments to VIVEST. The above amounts will be annually adjusted, with a reference date in January, according to the annual adjustment index of the Essência plans.

Until December 31, 2023, before the agreement, there were migrations of 131 beneficiaries, and from January 01 to March 14, 2024, the migrations came to 766 beneficiaries as a result of the agreement, a known impact of R$ 90.2 million in the provision to be recorded in the 1st quarter of 2024.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the financial statements for the year ended December 31, 2023.

São Paulo, March 21, 2024.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Engineering and Innovation Officer

Roberval Tavares de Souza

Operation and Maintenance Officer

Bruno Magalhães D’Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo

Customers Officer

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2023.

São Paulo, March 21, 2024.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

André Gustavo Salcedo Teixeira Mendes

CEO

Catia Cristina Teixeira Pereira

Chief Economic, Financial, and Investor Relations Officer

Sabrina de Menezes Correa Furstenau Sabino

People and Corporate Management Officer

Paula Alessandra Bonin Costa Violante

Engineering and Innovation Officer

Roberval Tavares de Souza

Operation and Maintenance Officer

Bruno Magalhães D’Abadia

Regulation and New Businesses Officer

Caio Marcelo de Medeiros Melo

Customers Officer

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL’S REPORT

All members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report, and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2023 and, based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting Firm BDO RCS Auditores Independentes dated March 21, 2024, declare that the aforementioned documents are in a condition to be analyzed by the Annual Shareholders’ Meeting.

São Paulo, March 21, 2024.

ANDRÉ ISPER RODRIGUES BARNABÉ

EDUARDO ALEX BARBIN BARBOSA

HUMBERTO MACEDO PUCCINELLI

NATÁLIA RESENDE ANDRADE ÁVILA

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2023

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.	PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006, and is composed of three independent members of the Board of Directors. Under the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, according to the provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory, and regulatory attributions. The Committee is responsible for reviewing and monitoring, within its capacity of supervising, the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, independent auditors, internal audit, those in charge of risk management and internal controls, and its own analyses resulting from its oversight and monitoring duties.

At the Annual and Extraordinary Shareholders’ Meeting held on April 28, 2023, Messrs. Eduardo Person Pardini, Mario Engler Pinto Junior, and Karolina Fonsêca Lima were elected as Independent members of the Board of Directors and members of the Statutory Audit Committee, and Mr. Eduardo Person Pardini was appointed as the Coordinator and Financial Specialist, under paragraph four of article 26 of the Company’s Bylaws.

2.	ACTIVITIES PERFORMED IN THE PERIOD

From March 23, 2023 to March 21, 2024, the Committee held 25 formal meetings with the executive officers, supervisors, managers, other employees, internal auditors, independent auditors, and occasional guests. It is worth noting that of these meetings, three were held together with the Fiscal Council.

The main activities performed by the Committee were:

•	Review, approval, and supervision of the Internal Audit’s work annual plan;
•	Monitoring the provisions and legal contingencies;
•	Monitoring the corporate risk management;
•	Monitoring compliance activities;
•	Assessment and monitoring of Internal Controls efficacy;
•	Whistleblowing Channel: Monitoring verifications and complaints;
•	Oversight of the independent auditors’ performance;
•	Monitoring of the Ethics Committee’s activities;

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

•	Monitoring of implementation of action plans, deriving from recommendations of Internal Audit and Independent Auditors;
•	Identification and recommendation on process improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;
•	Review of the Sustainability Report;
•	Monitoring the preparation process of financial statements;
•	Review of the Quarterly Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form, and Report on the Brazilian Corporate Governance Code; and
•	Assessment and monitoring of the adequacy of Related-party Transactions.
•	Monitoring of Sabesp’s Privatization process; and
•	Monthly monitoring of the corporate budget.

Furthermore, the Committee invited representatives from various areas to monitor the following items: (i) Accounts receivable; (ii) cash flow evolution; (iii) works of the Permanent Commission for the Evaluation of Amounts Involved in Environmental Contingencies; (iv) Performance of the private pension plans under the management of SABESPREV; (v) Commercial System; (vi) Information Security; (vii) Special Purpose Entities – SPEs (related parties); among others.

Additionally, the Committee members, the Company’s Management, and the Internal and Independent Audit made conference calls or calls via other means of communication to discuss specific aspects related to the Committee’s responsibilities.

3.	RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for improvement actions in control processes and business management. The pending issues and related replies to the proposed actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls complies with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes, and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures, and practices and if they have been effectively applied.

The Audit Committee supervised the activities related to the implementation and evaluation of internal controls through presentations by the areas responsible for controls and the findings reported by the Internal and Independent Auditors.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

5.	ASSESSMENT OF THE EFFECTIVENESS OF INTERNAL AND INDEPENDENT AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects, and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of the information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements.

The Committee monitored the activities carried out by Internal and Independent Auditors, whether through periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2023.

During the performance of works, the Committee did not identify any situation that could affect the objectivity and independence of Grant Thornton and BDO RCS Auditores Independentes concerning SABESP. Therefore, according to the Audit Committee’s Charter, the Committee informs the Board of Directors that it is not aware of any type of relationship between Grant Thornton and BDO RCS regarding SABESP that may have affected its independence in performing the independent audit of the financial statements for the fiscal year ended December 31, 2023.

Additionally, the Committee did not identify any significant divergence between Sabesp’s Management, BDO RCS, and the Audit Committee regarding Sabesp’s 2023 Financial Statements.

6.	INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered appropriate for the performance of its activities. Such assessment was performed under article 23 of the Novo Mercado Regulation.

7.	EVALUATION OF THE QUALITY OF THE FINANCIAL STATEMENTS

Management is responsible for defining and implementing the information systems that produce Sabesp’s financial statements, under Brazilian Corporation Law, accounting practices, standards issued by the Brazilian Securities Exchange Commission (CVM), and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and, for being listed on the New York Stock Exchange (NYSE), compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC, and the Sarbanes-Oxley Act.

The Committee held meetings on several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2023, as well as the respective quarterly information.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of the referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as recommendations and other notes on internal controls and the presentation of the financial statements.

The Committee verified that the financial statements are appropriate concerning the accounting practices and Brazilian Corporation Law, as well as the standards issued by the Brazilian Securities and Exchange Commission (CVM) and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the standards issued by SEC and the Sarbanes-Oxley Act.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

8.	CONCLUSIONS

The Committee’s opinions and judgments rely on information provided by Sabesp, especially from Management, the Accounting and Legal Superintendencies, Audit, Compliance and Risk Management, and other oversight boards, in addition to the Independent Auditors. The Committee considers that all relevant issues it took cognizance of were fairly reported in the Financial Statements for the year ended December 31, 2023, accompanied by the Unqualified Independent Auditor’s Report. Therefore, the Committee advises the Board of Directors to approve the aforementioned audited Financial Statements.

São Paulo, March 21, 2024.

Eduardo Person Pardini Coordinator	Karolina Fonsêca Lima Member	Mario Engler Pinto Junior Member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 7, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.